

Providing natural resources for life.

Proven. Purpose. Progress.

NYSE: WTRG   2023 ANNUAL REPORT

Essential.
Providing natural resources for life.

2023 YEAR IN REVIEW

Proven: OUR FOOTPRINT


9
states


5.5 million
people served


1.9 million
customer connections


3,200+
employees

Purpose: OUR IMPACT


4,700+
employee
volunteer hours


$5.5M+
in charitable
donations


450+
community organizations
supported

Progress: OUR INVESTMENT


443
miles of pipeline
replaced or retired


$1.2 billion
in infrastructure
improvement


7
acquired water
and wastewater
systems


11,000
new customer
equivalents gained

SIGNED ACQUISITION AGREEMENTS AS OF YEAR END


6
water &
wastewater systems


215,000
total customer
equivalents


~$380 million
total purchase
price

A WORD FROM OUR CHAIRMAN & CEO



Dear Shareholder,

In March 2024, we celebrated four years as Essential Utilities after combining two companies that collectively enjoy more than 260 years of successful operations. When I reflect on what we've accomplished in that time – the success we've achieved, lessons we've learned and milestones we've reached – one thing is clear: together we are among the strongest utilities in the United States.

Four years ago, our premise was that we could put Aqua and Peoples together and create a large, regulated, underground pipe company. We believed then – and still believe today – that we could use our combined operational expertise, financial strength and regulatory credibility to continuously improve our water and natural gas infrastructure while providing a regulated and fair return for our shareholders.

Our sharp focus on operational excellence has allowed us to consistently provide high-quality service to our customers. In fact, our water utility regularly and significantly outperforms the U.S. average for water quality compliance. These are remarkable accomplishments for even the best utilities in the United States.

When we announced the combination of Aqua and Peoples in 2018, some had doubts about whether the companies could be successfully combined and operated. We had a lot to prove! Since then, we have invested $1.7 billion to improve natural gas infrastructure including the replacement or addition of nearly 1,200 miles of natural gas mains. In 2023, we invested more than $527 millon in natural gas infrastructure improvements to increase safety and reliability across the natural gas platform. These improvements also allowed us to reduce our carbon footprint by nearly 30 percent since the acquisition of Peoples by decreasing stray methane emissions.

Although natural gas was a new priority for us, we never lost focus on the water business. Since 2020, we have invested more than $2.4 billion on water projects including the replacement of more than 600 miles of water main. We are meeting the nationally recognized challenges associated with lead service line removal and PFAS contamination by addressing these issues with scientifically sound treatment and technology. As of this publication, the EPA is still writing the PFAS regulations, but we will fully comply with federal and state regulations once they are promulgated.

Another advantage to our combined company has been the ability to use the strong reputation of Peoples to grow our water utility in the Pittsburgh region. While we have no plans to acquire additional natural gas utilities, we have completed one water transaction and have several others under consideration in western Pennsylvania. Leveraging the reputation and relationship of the Peoples team has made these transactions possible.

Essential continues to build on our history of growth through acquisition, with a strategy of investing in water and wastewater systems that are struggling to meet increasingly stringent regulatory, environmental and/or cybersecurity demands. By leveraging our compliance expertise, purchasing power and operational efficiencies, we have infused needed capital and resources into the systems we own and acquire to rehabilitate the infrastructure required for reliable and safe services.

In 2023, Essential's regulated water segment acquired seven systems, collectively adding over $44.5 million in rate base and more than 11,000 new customers or equivalent dwelling units to our footprint. Additionally, we have six signed purchase agreements for additional wastewater systems in two of our existing states that are pending closing. Together these systems represent over 215,000 equivalent retail customers or equivalent dwelling units and total approximately $380 million in purchase price.

Throughout this report, we've detailed our work in 2023 to deliver on our company's mission: to sustain life and improve economic prosperity by safely and reliably delivering Earth's most essential resources to our customers and communities. I'm immensely proud of Essential Utilities' **PROVEN** track record and deep **PURPOSE** that drives the work we do every day. And – as we look ahead – we're committed to continuing to drive **PROGRESS** for our customers and the communities we serve resulting in shareholder value.

Essential's long history of operational and compliance expertise has earned us a reputation as a trusted community partner. In 2023, we were proud to lend our expertise in times of need, including stepping in to operate a troubled water system in Western Pennsylvania at the direction of the DEP, and utilizing our lab testing capabilities to support the EPA and the Greater Philadelphia region during a chemical spill in the Delaware River. Our operational capabilities have also enabled us to take proactive measures to protect our water customers against contaminants of emerging concern, including PFAS and lead.

Above all, we take our responsibility as a corporate citizen seriously. In 2023, our investment in the community included more than $5.5 million from the Essential Foundation, providing funding to organizations that create positive outcomes for the environment, address human services and food insecurity, encourage diversity and inclusion, focus on economic growth and development, support education, and protect emergency services.

We remain focused on ensuring that our employee base and procurement of goods and services reflect the complexion of the communities we serve. You can learn more about our ongoing commitments by reading our latest sustainability report at ESG.Essential.co.

When we chose the name "Essential Utilities" for our newly formed company in 2020, it was no accident. After all, the work we do every day is truly essential, and we take that responsibility seriously. The services we deliver – 24 hours a day, 365 days a year, to millions of people in homes and businesses across our footprint – are critical to sustaining life and fueling the economy.

I'm grateful to all who make this work possible: our employees, our customers and our shareholders. Together, we are well-positioned to build upon our longstanding track record of operational excellence and growth throughout 2024 and beyond. Thank you for your support and your confidence.

Christopher H. Franklin
Chairman and CEO,
Essential Utilities Inc.

2023 FINANCIAL HIGHLIGHTS

In thousands, except per-share amounts	2023	2022	% Change
Operating Revenues	$2,053,824	$2,288,032	-10.2%
Regulated Segments:			
Regulated Water Segment Revenues	$1,153,376	$1,082,972	6.5%
Regulated Natural Gas Segment Revenues	$863,759	$1,143,362	-24.5%
Operations and Maintenance Expense	$575,518	$613,649	-6.2%
Net income	$498,226	$465,237	7.1%
Capital Expenditures	$1,199,103	$1,062,763	12.8%
Diluted net income per common share	$1.86	$1.77	5.1%
Annualized dividend rate per common share (12/31)	$1.2284	$1.1480	7.0%
Total Assets	$16,841,459	$15,719,107	7.1%
Number of utility customers served (12/31)	1,857,461	1,851,586	0.3%



Diluted Adjusted Income per Common Share



2019(1)	2020(2)(3)	2021	2022	2023
$1.47	$1.27	$1.67	$1.77	$1.86

Dividends per Share (annualized)



2019	2020	2021	2022	2023
$0.937	$1.003	$1.073	$1.148	$1.228

Capital Investment (in millions of dollars)



2019	2020(4)	2021	2022	2023
$550.3	$889.1	$1,020.5	$1,062.8	$1,199.1

Utility Customer Connections



- 🟩 Natural Gas
- 🟦 Water

	2019	2020	2021	2022	2023
Natural Gas		751,502	753,244	756,341	743,746
Water	1,026,704	1,047,301	1,066,805	1,095,245	1,113,715

(1) 2019 Net income per share was $1.04 (GAAP). 2019 adjusted for transaction costs and other items related to the Peoples transaction (Non-GAAP).
(2) 2020 Net income per share was $1.12 (GAAP). 2020 adjusted for transaction costs and other items related to the Peoples transaction (Non-GAAP).
(3) Includes Peoples' operating results as of the closing date of the Peoples acquisition on March 16, 2020.
(4) 2020 Capital investment includes $53.5 million of capital invested by Peoples prior to closing.
Please see the investor relations page of Essential.co for a reconciliation of GAAP to non-GAAP financial measures.



OPERATIONS & ENVIRONMENT

Addressing Our Nation's Infrastructure

One of the greatest challenges facing the United States is the rehabilitation of our nation's crumbling infrastructure. Essential – now the largest publicly traded water and natural gas distribution company in the United States – is well positioned to play a leading role in addressing this critical need. In 2023 alone, we invested $1.2 billion into replacing 443 miles of aging water and natural gas pipeline across our footprint.

Our investment in capital improvement is a true win-win for all our stakeholders, including shareholders, customers and the environment. By leveraging our compliance expertise, purchasing power and operational efficiencies, we have infused needed capital and resources into the systems we own and acquire to rehabilitate aging infrastructure. Our capital program is the primary driver of the growth in our earnings per share. It's also critical work, ensuring that our customers continue to receive reliable and safe service by significantly decreasing the likelihood of pipeline breaks and service interruptions.

BETWEEN 2023-2025

$3 BILLION+
to be invested in US infrastructure

1,300+ MILES
of pipeline to be replaced

That's the distance traveling from New York City to Miami!



Quantifying America's Water & Wastewater Infrastructure Crisis

According to the American Society of Civil Engineer's latest **"Report Card for America's Infrastructure,"** there is an enormous gap of **$434 billion** between our country's current investment in water, wastewater and stormwater infrastructure and what is needed to improve and modernize our systems.



Investing in Our Natural Gas Pipelines

In Pennsylvania, our gas utility is currently operating against a strategic 20-year Long Term Infrastructure Improvement Plan (LTIIP). Under the current phase of the LTIIP, **we will invest $1.5 billion to replace 871 miles of aging gas pipeline between 2021 and 2025.** Three years into this phase, we are proud to report we are more than halfway to our goal, having replaced 551 miles of pipe at an investment of $968 million.

One of the most significant LTIIP projects is a seven-year initiative to replace more than 300 miles of pipeline in the Goodwin/Tombaugh system to ensure we can safely deliver natural gas to homes and businesses, protect the environment by reducing methane, and keep energy accessible and affordable. In year four, we are proud to report we have replaced or retired from service 159 miles of pipe, or approximately 51% of the total system, and have invested $40 million, or 33% of the total target investment.



Our Reduction in Greenhouse Gas Emissions

Assisting a Troubled Water System

In August 2023, the residents of the Village of Reno in Sugarcreek Township, Pa. (VWC) had been under a "Do Not Consume" order by the Pennsylvania DEP due to water quality concerns for nearly one month when the Pennsylvania Public Utility Commission ordered Essential's water utility to operate the troubled water system under a receivership.

The team immediately jumped into action, working with the community to provide bottled water to impacted customers, stabilizing the VWC system to ensure customers had access to non-potable water for sanitary use, flushing the system to help remove potentially contaminated water, and hauling in clean water from a nearby Essential-owned system while also seeking out a long-term solution.

In less than three weeks, our team lifted the "Do Not Consume" order for customers. Our water utility has a long history of stepping in to operate troubled water and wastewater systems when they fall out of compliance, and we're proud to have the expertise and operational efficiencies necessary to help the customers and community served by the VWC when they needed it most.





Decisive Action and Collaboration During a Water Crisis

In March 2023, Essential's water utility was notified that more than 8,000 gallons of hazardous material entered the Delaware River, just downstream of our Bristol Water Treatment Plant that serves 30,000 Aqua customers. **Our operations team jumped into action and immediately shut down the intake to our Bristol water system, preventing customer exposure to the hazardous chemicals.**

With our water supply safe, our lab technicians worked around the clock, using our advanced technology to quickly test water samples from the river to support the EPA and other impacted utilities in the area. Our fast turnaround time allowed our water utility and other leaders to make real-time decisions to support the safety of the region.



PROGRESS
Taking Aggressive Action Against Forever Chemicals

PFAS, also known as "forever chemicals," is a group of toxic chemicals used for a wide range of items, from non-stick cookware to firefighter training, and it impacts more than 30% of the country's water supply.

In 2023, the EPA introduced federal rules on safe levels of PFAS in drinking water – but Essential didn't wait for that guidance to start our work. We began testing for PFAS chemicals in 2017, and in 2020, we set our own limits on PFAS in the water systems we managed to help guide our treatment response. Since then, we've been building treatment facilities and voluntarily incorporating testing into our customer water quality reports. We're working to find alternative funding sources and holding chemical companies and others responsible for PFAS accountable to offset the potential financial impact to our customers.

With the introduction of an EPA standard, we welcome the government to the fight against these toxins and will continue to lead the industry in meeting these standards.

PROGRESS
Reducing Potential Risks from Lead in Drinking Water

Lead contamination poses a serious threat to the safety of drinking water, in both water mains and through service lines that deliver water to customers' homes. According to the EPA, there are an estimated 9.2 million lead service lines currently serving water to properties in communities across the United States.



We routinely treat water to reduce the chance of lead and other materials leaching into the water, ensuring regular compliance. When it comes to service lines, we're inventorying all customers' water service line materials and replacing any lead service lines that we identify through our Lead Service Line Replacement Program. We've launched these programs in Pennsylvania, New Jersey, Ohio and Illinois, with plans to expand across our footprint. In New Jersey specifically, we've already replaced nearly 2,100 services and completed 84% of our service line inventory far ahead of schedule.


AMERICA'S MOST
RESPONSIBLE
COMPANIES
2024
Newsweek
statista

PURPOSE

Earning Accolades for Our Commitment to Sustainable and Ethical Business Practices

Our commitment to the environment runs deep. After all, when your business is providing safe, reliable water and natural gas, as well as managing wastewater treatment and redistribution, being a great steward of the environment is a core requirement.

Essential's recent ESG achievements include reaching ambitious company-wide greenhouse gas (GHG) emissions reduction goals against our 60% reduction goal by 2035; achieving diverse supplier and employee commitments, ensuring the company's procurement and team reflects the communities we serve; and donating more than $5.5 million to local organizations.

As a result of our commitment, we were honored to be named to **Newsweek's list of America's Most Responsible Companies** for the third consecutive year in 2024. You can learn more about Essential's commitment to the environment, our employees and our communities at ESG.Essential.co.

PURPOSE

Protecting Our Local Watersheds

As one of the nation's largest water and wastewater providers, we understand the importance of local watersheds to our ecosystem – and the critical role they play in enabling us to deliver clean and reliable water to our customers.

In 2023, our water utility was honored with the **Perkiomen Watershed Conservancy's Corporate Environmental Award** in recognition of our ongoing work to protect and preserve Pennsylvania's Perkiomen Creek and its tributaries. We recently completed a large-scale project to decommission obsolete dams from the creek and continue to work with community partners to plan future improvements, as the Perkiomen Creek feeds our water utility's Green Lane Reservoir and is a significant source for our main southeastern Pennsylvania drinking water system.

We also proudly partner with the Conservancy on the Floating Classroom science program, which combines environmental education, kayaking and lab work into one immersive educational experience for local students.







PEOPLE

Valued employees continue to grow, no matter their job title or tenure. Because our talent lives and works in the communities we serve, our employees are an extension of both our mission and our customer base – and we believe their success lies at the intersection of professional support and personal support.

PROVEN
Creating Opportunities for Talent Retention and Growth

Our employees are our greatest asset and are empowered to develop their professional skills to not only open doors for career advancement within the company but also to stay on top of industry trends. In fact, **more than 90% of Essential's employees take advantage of our talent-specific professional development offerings.**

Our talent management program starts with hiring practices that bring in candidates with potential to grow and lead, and continues with strong onboarding, employee relations and talent management programs. These programs are reviewed annually to ensure they help reach Essential's organizational goals and offer value to employees in their personal lives.

We employ a **70-20-10 approach to professional development:** 70% of development occurs in practice and on-the-job feedback, and 20% of development occurs through feedback from assessments, while 10% of new knowledge is acquired through structured learning experiences.

PROVEN
Supporting Our Employees to Create a Culture of Success

Our Employee Resource Groups (ERGs) offer employees space to be themselves and reflect on the effect of their lived experiences on the work they do, allowing them to come to the table feeling more accepted, understood and ready to work. We have several employee-created ERGs, including the Diversity and Inclusion Council; Veterans and Military Resources Committee; Pride Resource Group; Black Resource Group; Women's Resource Group; and Women in Energy Resource Group.

As Essential continues in its efforts to hire, retain and promote diverse candidates, our ERGs remain an important resource that strengthens our workforce, in turn strengthening our business. In 2023, 100% of job requisitions had a diverse candidate pool inclusive of women or people of color, and **49% of our external hires were women or people of color. Further, 37% of year-over-year transfers and promotions are filled with employees who are women or people of color.**



PROVEN:
Champion of Board Diversity

In 2023, Essential was named a "Champion of Board Diversity" for the fifth year in a row by the Forum of Executive Women. 50/50 Women on Boards also recognized Essential as a "3+ Company," a designation given to companies with at least three women on their boards.



INDUSTRY LEADERSHIP

At Essential, we're proud of our role as a leader within the utility industry, and we value the opportunity to gather with our peers to share innovations and best practices, showcase our expertise and lead important discussions about the future of the industry.

PROGRESS
Transforming Natural Gas for the Future of Clean Energy

Western Pennsylvania has long been an energy pioneer. Now, through hydrogen technology, it's poised to be at the forefront of the clean energy transition.

In 2023, Essential hosted its second H2 Summit, an annual meeting developed in response to the federal government's call for regions to be named Hydrogen Hubs. The event has helped keep Essential on the cusp of innovation by coordinating with other regional partners invested in creating a Hub in Western Pennsylvania, and leading the company to join the Appalachian Regional Clean Hydrogen Hub (ARCH2). Shortly after the summit, ARCH2 was selected as one of seven Hydrogen Hubs to receive federal funding to build out capacity and infrastructure for hydrogen production and distribution.



Essential's natural gas utility has infrastructure in place that can begin the hydrogen transition safely and economically to deliver hydrogen to millions of homes and businesses across the Western Pennsylvania region.

> At the **National Association of Water Companies' 2023 Water Summit**, Essential Utilities' CEO Christopher Franklin sat down with Joe Scarborough, cohost of MSNBC's "Morning Joe," (pictured above) to highlight Essential's commitments, key learnings and industry leadership in 2023.



> During the **American Water Works Association's Water Infrastructure Conference**, Colleen Arnold, Essential's water and wastewater utility's president, served as the keynote speaker. Other Essential speakers discussed crisis communication, water distribution model calibration, IT/IOT convergence in the utility sector and climate risks and opportunities.



> In Pittsburgh, Mike Turzai, vice president of Essential's gas utility, continued the conversation about maintaining and modernizing infrastructure as the keynote speaker for the 14th annual **Appalachia Energy Law Conference.**

CUSTOMERS & COMMUNITY

Serving Our Communities Beyond Water and Gas Services

At Essential, we know that when our communities thrive, we thrive too. Just as we upgrade and replace our infrastructure to provide clean, safe, reliable resources to our customers, we seek to partner with other organizations that are as dedicated to the prosperity of the communities we serve.

In 2023, the Essential Foundation continued its extensive work to enhance the communities we serve through employee volunteerism and donations to impactful organizations that reflect our values and resonate with our employees. We donated in our focus areas of environmental initiatives, direct human services, emergency services, community economic growth, education and employee support.

By the Numbers

 More than **1,000 Essential employees** volunteered more than **4,700 hours**

 The Essential Foundation **donated more than $5.5 million** to **more than 450 deserving organizations** in 2023, with **$5 million going to 501c3 organizations**

Second Annual Essential Earth Day

Essential Earth Day is a month-long celebration that focuses on our commitment to the environment in April. In 2023, we held more than 30 volunteer events and educational opportunities, and donated more than $450,000 to support environmental causes during the month of April.



Fall for Food Banks

The Fall for Food Banks program partners Essential employees with local food banks through charitable donations, food collections and volunteer events. In 2023, we distributed more than $313,000 and logged more than 700 volunteer hours – doubling the volunteer commitment from 2022. This effort provided needed support for more than 25,000 people across nine states.

Supporting and Educating our Customers

We believe access to water, wastewater and natural gas services is a fundamental human right. From improving the infrastructure that carries these essential services to providing our customers with resources to educate and empower them, we're committed to ensuring our services safely and reliably reach our customers by meeting them where they are.

For customers who face challenges in managing their utility expenses, we're proud of the progress we've made as a utility and a community partner to offer comprehensive Customer Assistance Programs and other financial support options. These programs give customers peace of mind and a grace period as they work to pay down their utility bills – because water and natural gas should always be available.

Through our dedication, leadership and unwavering commitment to the people we serve, Essential and our water and gas utilities received national and local recognition for our work in 2023, including **scoring #1 in J.D. Power's customer satisfaction study among midsize water utilities in the Midwest region.**





Surpassing Supplier Diversity Goals

At Essential, diversity is about more than checking a box; it's ingrained in the way we do business. This extends to the organizations we choose to work with. Through our supplier diversity program, we proudly partner with locally owned businesses, which not only allows us to support economic growth in our service areas but also boost customer loyalty.

Essential is committed to increasing investments with small businesses owned by minorities, women, individuals with disabilities and veterans. In our multi-year plan announced in 2021, we vowed to increase our supplier diversity to 15% of our controllable spend. By 2022, we reached this target, and in 2023, we increased our supplier diversity to 18.1%.



2023 FINANCIAL DATA

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations
(In thousands of dollars, except per share amounts)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report (the "Annual Report") are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are made based upon, among other things, our current assumptions, expectations, plans, and beliefs concerning future events and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words "believes," "expects," "estimates", "anticipates," "plans," "future," "potential," "probably," "predictions," "intends," "will," "continue," "in the event" or the negative of such terms or similar expressions.

Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

- the success in the closing of, and the profitability of future acquisitions;
- changes in general economic, business, credit and financial market conditions;
- our ability to manage the expansion of our business;
- changes in environmental conditions, including the effects of climate change;
- our ability to integrate and otherwise realize all of the anticipated benefits of businesses, technologies or services which we may acquire;
- the decisions of governmental and regulatory bodies, including decisions on regulatory filings, including rate increase requests and decisions regarding potential acquisitions;
- our ability to file rate cases on a timely basis to minimize regulatory lag;
- the impact of inflation on our business and on our customers;
- abnormal weather conditions, including those that result in water use restrictions or reduced or elevated natural gas consumption;
- the seasonality of our business;
- our ability to treat and supply water or collect and treat wastewater;
- our ability to source sufficient natural gas to meet customer demand in a timely manner;
- the continuous and reliable operation of our information technology systems, including the impact of cybersecurity attacks or other cyber-related events, and risks associated with new systems implementation or integration;
- impacts from public health threats, including on consumption, usage, supply chain, and collections.
- changes in governmental laws, regulations and policies, including those dealing with taxation, the environment, health and water quality, and public utility regulation;
- the extent to which we are able to develop and market new and improved services;
- the effect of the loss of major customers;
- our ability to retain the services of key personnel and to hire qualified personnel as we expand;
- labor disputes;
- increasing difficulties in obtaining insurance and increased cost of insurance;
- cost overruns relating to improvements to, or the expansion of, our operations;
- inflation in the costs of goods and services;
- the effect of natural gas price volatility, including the potential impact of high commodity prices on usage or rate case outcomes;
- civil disturbance or terroristic threats or acts;
- changes to the rules or our assumptions underlying our determination of what qualifies for an income tax deduction for qualifying utility asset improvements;
- changes in, or unanticipated, capital requirements;

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

- changes in our credit rating or the market price of our common stock;
- changes in valuation of strategic ventures;
- changes in accounting pronouncements;
- litigation and claims; and
- restrictions on our subsidiaries' ability to make dividends and other distributions.

Given these risks and uncertainties, you should not place undue reliance on any forward-looking statements. You should read this Annual Report completely and with the understanding that our actual future results, performance and achievements may be materially different from what we expect. These forward-looking statements represent assumptions, expectations, plans, and beliefs only as of the date of this Annual Report. Except for our ongoing obligations to disclose certain information under the federal securities laws, we are not obligated, and assume no obligation, to update these forward-looking statements, even though our situation may change in the future. For further information or other factors which could affect our financial results and such forward-looking statements, see Item 1A – Risk Factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

OVERVIEW

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and accompanying Notes included in this Annual Report. This discussion contains forward-looking statements that are based on management's current expectations, estimates, and projections about our business, operations, and financial performance. All dollar amounts are in thousands of dollars, except per share amounts.

The Company

Essential Utilities, Inc., (Essential Utilities, the Company, we, us, or our), a Pennsylvania corporation, is the holding company for regulated utilities providing water, wastewater, or natural gas services to an estimated 5.5 million people in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of our largest operating subsidiaries, Aqua Pennsylvania, Inc. (Aqua Pennsylvania), provides water or wastewater services to approximately one-half of the total number of water or wastewater customers we serve. These customers are located in the suburban areas in counties north and west of the City of Philadelphia and in 27 other counties in Pennsylvania. Our other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Our Peoples subsidiaries provide natural gas service to approximately 744,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers we serve are in western Pennsylvania. Lastly, the Company's market-based activities are conducted through Aqua Resources, Inc. and certain other non-regulated subsidiaries of Peoples. Aqua Resources offers, through a third-party, water and sewer service line protection solutions and repair services to households. Other non-regulated subsidiaries of Peoples provide utility service line protection services to households and operate gas marketing and production businesses.

In December 2022, the Company signed an agreement to sell its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The sale closed on October 1, 2023 for an estimated purchase price of $39,965, subject to working capital and other adjustments. The sale concluded the Company's regulated utility operations in West Virginia. In October 2023, the Company entered into an agreement to sell its interest in three non-utility local microgrid and distributed energy projects for $165,000. The sale was completed in January 2024. These transactions are consistent with the Company's long-term strategy of focusing on its core business and will allow the Company to prioritize the growth of its utilities in states where it has scale. The Company intends to use the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances. See Note 3 – *Assets Held for Sale and Dispositions* in the Notes to Consolidated Financial Statements for additional information.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Recent Developments

National Primary Drinking Water Regulation

On March 14, 2023, the U.S. Environmental Protection Agency ("EPA") announced the proposed National Primary Drinking Water Regulation ("NPDWR") for the treatment of six per- and polyfluoroalkyl substances or compounds ("PFAS"), which would establish legally enforceable levels for PFAS in drinking water. It is expected that the EPA will finalize the regulation in 2024. The Company will be provided a three-year window to comply with the NPDWR, and the Safe Drinking Water Act allows for an additional potential for a two-year extension at the state level (the "Compliance Period"). We expect that the regulation, once finalized, will result in changes to or addition of certain treatment processes that will require increased capital expenditures and operating expenses. The Company performed its initial analysis of the NPDWR and estimates an investment of at least $450,000 of capital expenditures to install additional treatment facilities over the Compliance Period in order to comply with the proposed NPDWR. This figure could increase as plans for construction execution are refined or if additional sites require treatment in the future. Additionally, the Company estimates annual operating expenses of approximately five percent of the installed capital expenditures, in today's dollars, related to testing, treatment, and disposal. These are preliminary estimates and actual capital expenditures and expenses may differ based upon a variety of factors, including supply chain issues and site-by-site requirements. The Company continues to advocate for actions to hold polluters accountable and is part of the Multi-District Litigation and other legal actions against multiple PFAS manufacturers and polluters to attempt to ensure that the ultimate responsibility for the cleanup of these contaminants is attributed to the polluters and is seeking damages and other costs to address the contamination of its public water supply systems by PFAS. Capital expenditures and operating costs required as a result of water quality standards have been traditionally recognized by state utility commissions as appropriate for inclusion in establishing rates; however, we are also actively applying for grants and low interest loans, whenever possible, to reduce the overall cost to customers. The Company is also monitoring ongoing litigation and settlement activity with manufacturers of PFAS in these proceedings. For more information, see Part I, Item 3—Legal Proceedings in our Annual Report on Form 10-K for the year ended December 31, 2023.

Lead and Copper Rule Revisions and Improvements

On January 15, 2021, the EPA published the Lead and Copper Rule Revisions (LCRR) which details additional measures to better protect communities from exposure to lead in drinking water. Under the LCRR and subsequent rulings, water utilities are required to submit a lead service line inventory and a lead service line replacement plan to the respective states or agencies by October 16, 2024. We are continuing to enhance our lead service line inventory and refine our lead service line replacement plans, which we expect to complete by the deadline. On November 30, 2023, the EPA announced a proposed Lead and Copper Rule Improvements (LCRI) to further strengthen the key elements of the LCRR. The proposed LCRI includes, among others, a requirement to replace lead service lines within 10 years, lower lead action levels, changes to tap sampling protocol, and enhancements to public notification and customer communication. We are still in the process of reviewing the overall impact of the proposed LCRI. Capital expenditures and operating costs associated with compliance with any of these rule revisions will be determined once the EPA finalizes the rule.

Economic Regulation

Most of our utility operations are subject to regulation by their respective state utility commissions, which have broad administrative power and authority to regulate billing rates, determine franchise areas and conditions of service, approve acquisitions, and authorize the issuance of securities. The utility commissions also generally establish uniform systems of accounts and approve the terms of contracts with affiliates and customers, business combinations with other utility systems, and loans and other financings. The policies of the utility commissions often differ from state to state and may change over time. A small number of our operations are subject to rate regulation by county or city government. Over time, the regulatory party in a particular state may change. The profitability of our utility operations is influenced to a great extent by the timeliness and adequacy of rate allowances in the various states in which we operate. One consideration we may undertake in evaluating on which states to focus our growth and investment strategy is whether a state provides for consolidated rates, a surcharge for replacing and rehabilitating infrastructure, fair value treatment of

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

acquired utility systems, and other regulatory policies that promote infrastructure investment and efficiency in processing rate cases.

Rate Case Management Capability – The mission of the regulated utility industry is to provide quality and reliable utility service at reasonable rates to customers, while earning a fair return for shareholders. We strive to achieve the industry's mission by effective planning, efficient investments, and productive use of our resources. We maintain a rate case management capability to pursue timely and adequate returns on the capital investments that we make in improving our distribution system, treatment plants, information technology systems, and other infrastructure. This capital investment creates assets that are used and useful in providing utility service and is commonly referred to as rate base. Timely and adequate rate relief is important to our continued profitability and in providing a fair return to our shareholders; thus, providing access to capital markets to help fund these investments. In pursuing our rate case strategy, we consider the amount of net utility plant additions and replacements made since the previous rate decision, the changes in the cost of capital, changes in our capital structure, and changes in operating and other costs. Based on these assessments, our utility operations periodically file rate increase requests with their respective state utility commissions or local regulatory authorities. In general, as a regulated enterprise, our utility rates are established to provide full recovery of utility operating costs, taxes, interest on debt used to finance capital investments, and a return on equity used to finance capital investments. Our ability to recover our expenses in a timely manner and earn a return on equity employed in the business helps determine the profitability of the Company.

As of December 31, 2023, the Company's rate base is estimated to be $10,400,000, which is comprised of:

- $6,900,000 in the Regulated Water segment; and
- $3,500,000 in the Regulated Natural Gas segment.

As of December 31, 2023, the regulatory status of the Company's rate base is estimated to be as follows:

- $8,200,000 filed with respective state utility commissions or local regulatory authorities; and
- $2,200,000 not yet filed with respective state utility commissions or local regulatory authorities.

Our water and wastewater operations are composed of 57 rate divisions, and our natural gas operations are comprised of four rate divisions. Each of our utility rate divisions require a separate rate filing for the evaluation of the cost of service and recovery of investments in connection with the establishment of tariff rates for that rate division. When feasible and beneficial to our utility customers, we have sought approval from the applicable state utility commission to consolidate rate divisions to achieve a more even distribution of costs over a larger customer base. All of the eight states in which we operate water and wastewater utilities currently permit us to file a revenue requirement using some form of consolidated rates for some or all of the rate divisions in that state.

Our operating subsidiaries received rate increases representing estimated annualized revenues of $28,426 in 2023 resulting from seven base rate decisions, $81,610 in 2022 resulting from seven base rate decisions, and $3,390 in 2021 resulting from six base rate decisions. Annualized revenues in aggregate from all of the rate increases realized in the year of grant were $10,109 in 2023, $51,163 in 2022, and $2,995 in 2021.

Revenue Surcharges – Each of our states in which we operate water, wastewater, and natural gas utilities, permit us to add an infrastructure rehabilitation surcharge to their respective bills to offset the additional depreciation and capital costs associated with capital expenditures related to replacing and rehabilitating infrastructure systems. Prior to allowing for such surcharges, utilities absorbed all of the depreciation and capital costs of these projects between base rate increases without the benefit of additional revenues. The gap between the time that a capital project is completed and the recovery of its costs in rates is known as regulatory lag. This surcharge is intended to substantially reduce regulatory lag, which could act as a disincentive for utilities to rehabilitate their infrastructure. In addition, some states permit our subsidiaries to use a surcharge or credit on their bills to reflect allowable changes in costs, such as changes in state tax rates, other

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

taxes and purchased water costs, until such time as the new costs are fully incorporated in base rates. Additional information regarding revenue surcharges is provided in Note 17 – *Rate Activity* in this Annual Report.

Inflation and Operating Costs – Most elements of operating costs are subject to the effects of inflation and changes in the number of customers served. Several elements are subject to the effects of changes in water or gas consumption, weather conditions, and the degree of water treatment required due to variations in the quality of the raw water. The principal elements of operating costs are purchased gas, labor and employee benefits, electricity, chemicals, transportation, maintenance expenses, insurance and claims costs, and costs to comply with environmental regulations. Electricity and chemical expenses vary in relationship to water or gas consumption, raw water quality, wastewater volumes, and price changes. Maintenance expenses are sensitive to extremely cold weather, which can cause utility mains to rupture and natural gas service lines to freeze, resulting in additional costs to repair the affected mains. Higher operating costs and capital requirements may also require us to increase borrowings under our credit facilities, resulting in higher interest expense.

Inflation, higher interest rates, higher insurance costs due to market conditions, and supply chain pressures resulted in an increase in our operating and capital spending requirements in 2022 and 2023, which we expect to continue through 2024. Recovery of the effects of increased cost of providing services and infrastructure improvements through higher customer rates is dependent upon receiving adequate and timely rate increases. However, rate increases are not retroactive and often lag increases in costs. On occasion, our regulated utility companies may enter into rate settlement agreements, which require us to wait for a period of time to file the next base rate increase request. These agreements may result in regulatory lag whereby inflationary increases in expenses may not be reflected in rates, and may not yet be requested, or a gap may exist between when a capital project is completed and the start of its recovery in rates. Even during periods of moderate inflation, the effects of inflation can have a negative impact on our operating results. We continue to pursue enhancements to our regulatory practices to facilitate the efficient recovery of the increased cost of providing services and infrastructure improvements in our rates and mitigate the inherent regulatory lag associated with traditional rate making processes.

Our natural gas distribution operations are also affected by the cost of natural gas. We are able to generally pass the cost of gas to our customers without markup under purchase gas cost adjustment mechanisms; therefore, increases in the cost of gas are offset by a corresponding increase in revenues. However, higher gas costs may adversely impact our accounts receivable collections, resulting in higher bad debt expense. This risk is currently mitigated by rate design that allows us to collect from our customers a portion of our bad debt expense. A typical residential natural gas bill includes charges for the cost of gas, delivery, and other charges. As of January 1, 2024, the annual portion of a typical Peoples Natural Gas residential bill related to gas costs is approximately 41%. In periods when we experience market increases in natural gas costs, such as in 2022, customer affordability and usage may be reduced. Customer conservation measures may occur that can reduce natural gas revenues, either temporarily or over time.

Income Tax Accounting Method Change - In March 2020 and in June 2022, the Company changed the method of tax accounting for certain qualifying infrastructure investments at its Peoples Natural Gas and Peoples Gas Company subsidiaries, respectively. In December 2022, the Company made a similar change for its Aqua New Jersey subsidiary. These changes resulted in a tax deduction for qualifying utility asset improvement costs that were formerly capitalized for tax purposes. The Company is utilizing the flow-through method to account for these timing differences. For Peoples Natural Gas, the Company calculated the income tax benefits for qualifying capital expenditures made prior to March 16, 2020 (catch-up adjustment) and recorded a regulatory liability for $160,655 for these income tax benefits. In May 2021, the Pennsylvania Public Utility Commission approved a settlement petition that allows Peoples Natural Gas to continue to use flow-through accounting for the current tax repair benefit and allows for the catch-up adjustment be given to its customers. These benefits are being provided back to customers over a five-year period through a credit on customer bills which commenced in August 2021. In addition, the settlement petition required the contribution of $500 to a customer-bill payment assistance program, completed in July 2021, and $5,000 in relief to past-due accounts for natural gas customers impacted by the COVID-19 pandemic, completed in December 2021. For Peoples Gas, the Company

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Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

calculated the catch-up adjustment for periods prior to the 2021 tax year and recognized a regulatory liability of $13,808 for these income tax benefits.

In April 2023, the Internal Revenue Service issued Revenue Procedure 2023-15 which provides a safe harbor method of accounting that taxpayers can adopt to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. The Company evaluated the safe harbor and intends to adopt the methodology on its 2023 tax return. Upon completion of its 2023 tax return analyses, the Company will update the regulatory liabilities recorded with the recalculated amounts for the catch-up periods for its Peoples Natural Gas and Peoples Gas subsidiaries, and file a petition to update its Tax Repair Surcredit rider to address the benefits due to customers.

In the second quarter of 2023, based on the tax legislative guidance that was issued, the Company reevaluated the uncertain tax positions related to the Regulated Water Segment and ultimately released a portion of its historical income tax reserves. Concurrently, the Company deferred this tax benefit from the reserve release as a regulatory liability, as the accounting treatment is expected to be determined in a subsequent regulatory proceeding.

Growth-Through-Acquisition Strategy

Part of our strategy to meet the industry challenges is to actively explore opportunities to expand our utility operations through acquisitions of water, wastewater, and other utilities either in areas adjacent to our existing service areas or in new service areas, and to explore acquiring market-based businesses that are complementary to our regulated utility operations. To complement our growth strategy, we routinely evaluate the operating performance of our individual utility systems, and in instances where limited economic growth opportunities exist or where we are unable to achieve favorable operating results or a return on equity that we consider acceptable, we will seek to sell the utility system and reinvest the proceeds in other utility systems. Consistent with this strategy, we are focusing our acquisitions and resources in states where we have critical mass of operations in an effort to achieve economies of scale and increased efficiency. Our growth-through-acquisition strategy allows us to operate more efficiently by sharing operating expenses over more utility customers and provides new locations for future earnings growth through capital investment. Another element of our growth strategy is the consideration of opportunities to expand by acquiring other utilities, including those that may be in a new state if they provide promising economic growth opportunities and a return on equity that we consider acceptable. Our ability to successfully execute this strategy historically and to meet the industry challenges has largely been due to our core competencies, financial position, and our qualified and trained workforce, which we strive to retain by treating employees fairly and providing our employees with development and growth opportunities.

During 2023, we completed seven acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represents 19,659 new customers. During 2022, we completed three acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represents 31,537 new customers. During 2021 we completed two acquisitions of water and wastewater systems, which along with the organic growth in our existing systems, represents 21,364 new customers.

The Company currently has six signed purchase agreements for additional water and wastewater systems that are expected to serve approximately 215,000 equivalent retail customers or equivalent dwelling units and total approximately $380,000 in purchase price in two of our existing states. This includes the Company's agreement to acquire the Delaware County Regional Water Quality Control Authority (DELCORA) for $276,500. DELCORA, a Pennsylvania sewer authority, serves approximately 198,000 equivalent dwelling units in the Philadelphia suburbs. Refer to Note 2 – *Acquisitions* in this Annual Report for further discussion.

As of December 31, 2023, the pipeline of potential water and wastewater municipal acquisitions the company is actively pursuing represents approximately 400,000 total customers or equivalent dwelling units. The Company remains on track to, on average, annually increase customers between 2% and 3% through acquisitions and organic customer growth.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Performance Measures Considered by Management

We consider the following financial measures (and the period to period changes in these financial measures) to be the fundamental basis by which we evaluate our operating results:

- earnings per share;
- water and wastewater operating revenues;
- gas operating revenues, net of purchased gas costs;
- operations and maintenance expenses;
- earnings before interest, taxes, and depreciation (EBITD);
- earnings before income taxes;
- net income; and
- the dividend rate on common stock.

In addition, we consider other key measures in evaluating our utility business performance within our Regulated Water and Regulated Natural Gas segments:

- our number of utility customers;
- the ratio of operations and maintenance expense compared to operating revenues (this percentage is termed "operating expense ratio");
- return on revenues (net income divided by operating revenues);
- rate base growth;
- return on equity (net income divided by stockholders' equity); and
- the ratio of capital expenditures to depreciation expense.

Some of these measures, like EBITD and gas operating revenues, net of purchased gas costs, are non-GAAP financial measures. The Company believes that the non-GAAP financial measures provide management the ability to measure the Company's financial operating performance across periods and are more comparable to measures reported by other companies. We believe EBITD is a relevant and useful indicator of operating performance, as we measure it for management purposes because it provides a better understanding of our results of operations by highlighting our operations and the underlying profitability of our core businesses.

We review these measurements regularly and compare them to historical periods, to our operating budget as approved by our Board of Directors, and to other publicly-traded utilities. Additionally, our Regulated Natural Gas segment is affected by the cost of natural gas, which is passed through to customers using a purchased gas adjustment mechanism and includes commodity price, transportation and storage costs. These costs are reflected in the consolidated statement of operations and comprehensive income as purchased gas expenses. Therefore, fluctuations in the cost of purchased gas impact operating revenues on dollar-for-dollar basis. Management uses gas operating revenues, net of purchased gas costs, a non-GAAP financial measure, to analyze the financial performance of our Regulated Natural Gas segment. Management believes this measure provides a meaningful basis for evaluating our natural gas utility operations since purchased gas expenses are included in operating revenues and passed through to customers.

Our operating expense ratio is one measure that we use to evaluate our operating efficiency and management effectiveness of our regulated operations. Our operating expense ratio is affected by a number of factors, including the following:

- *Regulatory lag* – Our rate filings are designed to provide for the recovery of increases in costs of operations (primarily labor and employee benefits, electricity, chemicals, transportation, maintenance expenses, insurance and claim costs, and costs to comply with environmental regulations), capital, and taxes. The revenue portion of the operating expense ratio can be impacted by the timeliness of recovery of, and the return on capital investments.

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Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

The operating expense ratio is further influenced by regulatory lag (increases in operations and maintenance expenses not yet recovered in rates or a gap between the time that a capital project is completed and the start of its cost recovery in rates). The operating expense ratio is also influenced by decreases in operating revenues without a commensurate decrease in operations and maintenance expense, such as changes in customer usage as impacted by adverse weather conditions, or conservation trends. During periods of inflation, our operations and maintenance expenses may increase, impacting the operating expense ratio, as a result of regulatory lag, since our rate cases may not be filed timely and are not retroactive.

- *Acquisitions* – In general, acquisitions of smaller undercapitalized utility systems in some areas may initially increase our operating expense ratio if the operating revenues generated by these operations do not reflect the true cost of service and are accompanied by a higher ratio of operations and maintenance expenses as compared to other operational areas of the company that are more densely populated and have integrated operations. In these cases, the acquired operations are characterized as having relatively higher operating costs to fixed capital costs, in contrast to the majority of our operations, which generally consist of larger, interconnected systems, with higher fixed capital costs (utility plant investment) and lower operating costs per customer. For larger acquisitions, we may incur significant transaction expenses, which increase operations and maintenance expenses in periods prior to and in the period of the closing of the acquisition. In addition, we operate market-based subsidiary companies consisting of our non-regulated natural gas operations and Aqua Resources. The cost-structure of these market-based companies differs from our utility companies in that, although they may generate free cash flow, these companies may at times have a higher ratio of operations and maintenance expenses to operating revenues and a lower capital investment and, consequently, a lower ratio of fixed capital costs versus operating revenues in contrast to our regulated operations. As a result, the operating expense ratio is not comparable between the businesses. These market-based subsidiary companies are not a component of our Regulated Water or Regulated Natural Gas segments.

We continue to evaluate initiatives to help control operating costs and improve efficiencies.

Other Operational Measures Considered by Management

Sendout - Sendout represents the quantity of treated water delivered to our distribution systems. We use sendout as an indicator of customer demand. Weather conditions tend to impact water consumption, particularly during the late spring, summer, and early fall when discretionary and recreational use of water is at its highest. Consequently, a higher proportion of annual Regulated Water segment operating revenues are realized in the second and third quarters. In general, during this period, an extended period of hot and dry weather increases water consumption, while above-average rainfall and cool weather decreases water consumption. Conservation efforts, construction codes that require the use of low-flow plumbing fixtures, as well as mandated water use restrictions in response to drought conditions can reduce water consumption. We believe an increase in conservation awareness by our customers, including the increased use of more efficient plumbing fixtures and appliances, may continue to result in a long-term structural trend of declining water usage per customer. These gradual long-term changes are normally taken into account by the utility commissions in setting rates, whereas significant short-term changes in water usage, resulting from drought warnings, water use restrictions, or extreme weather conditions, may not be fully reflected in the rates we charge between rate proceedings. In Illinois, our operating subsidiary has a revenue stability mechanism which allows us to recognize state PUC-authorized revenue for a period which is not based upon the volume of water sold during that period, and effectively lessens the impact of weather and consumption variability.

On occasion, drought warnings and water use restrictions are issued by governmental authorities for portions of our service territories in response to extended periods of dry weather conditions, regardless of our ability to meet unrestricted customer water demands. The timing and duration of the warnings and restrictions can have an impact on our water revenues and net income. In general, water consumption in the summer months is affected by drought warnings and restrictions to a higher degree because discretionary and recreational use of water is highest during the summer months, particularly in our northern service territories. At other times of the year, warnings and restrictions generally have less of

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Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

an effect on water consumption. Drought warnings and watches result in the public being asked to voluntarily reduce water consumption.

The geographic diversity of our utility customer base reduces the effect of our exposure to extreme or unusual weather conditions in any one area of the country. During the year ended December 31, 2023, our operating revenues for our Regulated Water segment were derived principally from the following states: approximately 56% in Pennsylvania, 11% in Ohio, 8% in Illinois, 9% in Texas, and 7% in North Carolina.

Heating Degree Days – The regulated natural gas utility business is subject to seasonal fluctuations with the peak usage period occurring in the heating season which generally runs from October to March. A heating degree day (HDD) is each degree that the average of the high and the low temperatures for a day is below 65 degrees Fahrenheit in a specific geographic location. Particularly during the heating season, this measure is used to reflect the demand for natural gas needed for heating based on the extent to which the average temperature falls below a reference temperature for which no heating is required (65 degrees Fahrenheit). HDDs are used in the natural gas industry to measure the relative coldness of weather and to estimate the demand for natural gas. Normal temperatures are based on a historical twenty-year average heating degree days, as calculated from data provided by the National Weather Service for the same geographic location. During the year ended December 31, 2023, we experienced actual HDDs of 4,558 days, which was warmer by 16.0% than the average or normal HDDs for Pittsburgh, Pennsylvania, which we use as a proxy for our western Pennsylvania service territory.

RESULTS OF OPERATIONS

Consolidated financial and operational highlights for the years ended December 31, 2023, 2022, and 2021 are presented below. For discussion of our results of operations and cash flows for 2022 compared with 2021, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023.

Years ended December 31,	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Operating revenues:					
Regulated water segment	$ 1,153,376	$ 1,082,972	$ 980,203	$ 70,404	$ 102,769
Regulated gas segment	863,759	1,143,362	859,902	(279,603)	283,460
Other and eliminations	36,689	61,698	38,039	(25,009)	23,659
Consolidated operating revenues	$ 2,053,824	$ 2,288,032	$ 1,878,144	$ (234,208)	$ 409,888
Operations and maintenance expense	$ 575,518	$ 613,649	$ 550,580	$ (38,131)	$ 63,069
Net income	$ 498,226	$ 465,237	$ 431,612	$ 32,989	$ 33,625
Capital expenditures	$ 1,199,103	$ 1,062,763	$ 1,020,519	$ 136,340	$ 42,244
Operating Statistics					
Selected operating results as a percentage of operating revenues:					
Operations and maintenance	28.0%	26.8%	29.3%	1.2%	-2.5%
Depreciation and amortization	16.7%	14.0%	15.9%	2.7%	-1.9%
Taxes other than income taxes	4.4%	3.9%	4.6%	0.5%	-0.7%
Interest expense, net of interest income	13.6%	10.2%	10.9%	3.4%	-0.7%
Net income	24.3%	20.3%	23.0%	4.0%	-2.7%
Return on Essential Utilities stockholders' equity	8.4%	8.7%	8.3%	-0.3%	0.4%
Ratio of capital expenditures to depreciation expense	3.5	3.4	3.5	0.1	(0.1)
Effective tax rate	(15.4%)	(3.2%)	(2.3%)	(12.2%)	(0.9%)

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Consolidated Results of Operations Comparison for 2023 and 2022

Operating revenues - Operating revenues decreased by $234,208 or 10.2% for the year ended December 31, 2023 compared to the year ended December 31, 2022. Revenues from our Regulated Water segment increased by $70,404, Regulated Natural Gas segment revenues decreased by $279,603 and Other business segment revenues decreased by $25,009. A detailed discussion of the factors contributing to the changes in segment net revenue is included below under the section, Segment Results of Operations.

Our Other business segment revenues consist of market-based revenues at Aqua Resources and our non-regulated natural gas operations amounting to $36,689 in 2023, $61,698 in 2022, and $38,435 in 2021. The decrease in Other business segment revenues is primarily due to lower revenues from our non-regulated natural gas operations as a result of lower average gas prices and lower gas usage in the current period as compared to the prior period.

Operating expenses - Operations and maintenance expenses decreased in 2023, as compared to 2022, by $38,131 or 6.2%, primarily due to:

- decrease in customer assistance surcharge costs of $18,710 in our Regulated Natural Gas segment, which has an equivalent offsetting amount in revenues;
- decrease in employee related costs of $5,381, primarily due to lower post-retirement benefit costs, higher capitalization in 2023 due to greater capital expenditures, and a one-time compensation payment for non-officer level employees in 2022;
- decrease in charitable contributions to the Essential Foundation and other organizations of $15,360;
- decrease in bad debt expense of $4,422;
- decrease in outside services, maintenance expenses, and other operating expenses of $7,707, primarily due to lower water main break activity and higher capitalization as a result of greater capital expenditures during the period in our Regulated Water segment;
- insurance recovery of $2,448 associated with clean-up and additional expenses incurred during Hurricane Ida;
- an asset impairment charge recognized in the first quarter of 2022 of $1,801 to write down a portion of the right of use asset of our Regulated Natural Gas segment's office space to fair value; offset by
- an increase in production costs for water and wastewater operations of $12,208, primarily due to higher chemical prices and an increase in wholesale purchased water costs;
- additional operating costs associated with acquired and pending acquisitions of water and wastewater utility systems and higher customer base of $5,767;
- increase in insurance expense of $1,741 due to higher reserve for claims and insurance premiums in 2023;
- increase in legal expenses of $2,427;
- lower operation and maintenance expense of $837 as a result of the sale and cessation of our regulated natural gas operations in West Virginia in October 2023; and
- lower operating expenses driven by various cost-saving measures.

Purchased gas decreased by $249,689 or 41.5% in 2023 compared to 2022. Purchased gas represents the cost of gas sold by Peoples for the regulated and non-regulated gas business and has a corresponding offset in revenue. This expense decreased for the regulated natural gas business and non-regulated business by $223,461 and $26,228, respectively. The decrease in 2023 is the result of the impact of lower cost of gas of $128,997 and, lower gas usage of $120,692 due to warmer weather conditions as compared with 2022.

Depreciation and amortization expense increased by $22,518 or 7.0%, in 2023 over 2022, principally due to continued capital expenditures to expand and improve our utility facilities, upgrade our information systems, our acquisitions of new utility systems, and additional rate case filings. Expenses associated with filing rate cases are deferred and amortized over periods that generally range from one to three years.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Taxes other than income taxes totaled $90,208 in 2023 and $90,024 in 2022, and has increased by $184 or 0.2% in 2023 as compared to 2022.

Other expense, net - Interest expense, net was $279,961 in 2023 and $234,441 in 2022. Interest expense increased in 2023 primarily due to an increase in average borrowings, and an increase in average interest rates. The weighted average cost of fixed rate long-term debt was 3.86% at December 31, 2023 and 3.78% at December 31, 2022. The weighted average cost of fixed and variable rate long-term debt was 4.14% at December 31, 2023 and 3.94% at December 31, 2022.

Allowance for funds used during construction (AFUDC) was $16,967 in 2023 and $23,665 in 2022, and varies as a result of changes in the average balance of utility plant construction work in progress, to which AFUDC is applied, changes in the AFUDC rate which is based predominantly on short-term interest rates, changes in the balance of short term-debt, and changes in the amount of AFUDC related to equity. The decrease in 2023 is primarily due to a decrease in the average balance of utility plant construction work in progress, to which AFUDC is applied. The amount of AFUDC related to equity was $11,726 in 2023 and $17,618 in 2022.

Gain on sale of other assets totaled $65 in 2023 and $991 in 2022, and consists of the sales of property, plant and equipment.

Other (income) expense totaled $(2,613) in 2023 and $494 in 2022, and largely consists of the non-service cost component of our net benefit cost for post-retirement benefits and unrealized gains and losses on investments associated with our non-qualified pension plan. In 2023, the fair values of our investments associated with our non-qualified plan increased, and we recognized a gain of $582 in 2023 compared to a loss of $895 in 2022. Additionally, the non-service cost component of the net benefit cost for post-retirement benefits in our Regulated Gas segment was lower in 2023.

Income tax benefit - Our effective income tax rate was a benefit of 15.4% in 2023 and 3.2% in 2022. The Company's provision for income taxes represents an income tax benefit due to the effects of tax deductions recognized for certain qualifying infrastructure investments. The decrease in the effective tax rate is primarily attributed to the increase in our income tax benefit associated with the tax deduction for qualifying infrastructure investments in our Regulated Natural Gas segment.

Net income -

| | Years ended December 31, | | |
	2023	2022	2021
Operating income	$ 692,097	$ 661,187	$ 602,709
Net income	498,226	465,237	431,612
Diluted net income per share	1.86	1.77	1.67

The changes in diluted net income per share in 2023 over the previous year were due to the aforementioned changes.

Although we have experienced increased income in the recent past, continued adequate rate increases reflecting increased operating costs and new capital improvements are important to the future realization of improved profitability.

Segment Results of Operations Comparison for 2023 and 2022

We have identified eleven operating segments, and we have two reportable segments based on the following:

- Eight segments are composed of our water and wastewater regulated utility operations in the eight states where we provide these services. These operating segments are aggregated into one reportable segment, Regulated Water, since each of these operating segments has the following similarities: economic characteristics, nature of services,

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

production processes, customers, water distribution and/or wastewater collection methods, and the nature of the regulatory environment.

- Our Regulated Natural Gas segment is composed of natural gas utility companies in three states acquired in the Peoples Gas Acquisition. These utilities provide natural gas distribution services, and their operating results subsequent to the March 16, 2020 acquisition date are reported in the Regulated Natural Gas segment. In October 2023, the Company sold its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The sale concluded the Company's regulated utility operations in West Virginia.

- Two segments are not quantitatively significant to be reportable and are composed of our non-regulated natural gas operations and Aqua Resources. These segments are included as a component of "Other," in addition to corporate costs that have not been allocated to the Regulated Water and Regulated Natural Gas segments, because they would not be recoverable as a cost of utility service, and intersegment eliminations. Corporate costs include general and administrative expenses, and interest expense.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Regulated Water Segment

The following tables present the selected operating results and customers served for our Regulated Water segment, for and as of the year ended December 31:

	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Sendout (in millions of gallons)					
Pennsylvania	42,525	42,666	42,198	(141)	468
Ohio	13,560	14,604	13,971	(1,044)	633
Illinois	8,421	8,784	8,764	(363)	20
Texas	8,703	8,606	7,212	97	1,394
North Carolina	5,824	5,934	5,984	(110)	(50)
Other states	6,526	6,272	6,191	254	81
Subtotal	85,559	86,866	84,320	(1,307)	2,546
Elimination	(122)	(141)	(154)	19	13
Total sendout by state	85,437	86,725	84,166	(1,288)	2,559
Utility customers:					
Residential water	859,331	850,673	842,200	8,658	8,473
Commercial water	43,853	43,119	42,864	734	255
Industrial water	1,283	1,286	1,331	(3)	(45)
Other water	19,123	18,446	17,932	677	514
Wastewater	190,119	181,721	162,478	8,398	19,243
Total water and wastewater utility customers	1,113,709	1,095,245	1,066,805	18,464	28,440
Operating revenues:					
Residential water	$ 641,351	$ 607,473	$ 561,996	$ 33,878	$ 45,477
Commercial water	180,731	168,460	151,071	12,271	17,389
Industrial water	33,949	32,581	30,230	1,368	2,351
Other water	92,784	94,359	89,472	(1,575)	4,887
Wastewater	187,462	165,312	132,316	22,150	32,996
Other utility	17,099	14,787	15,118	2,312	(331)
Total operating revenues	$ 1,153,376	$ 1,082,972	$ 980,203	$ 70,404	$ 102,769
Operating expenses:					
Operations and maintenance expense	$ 368,843	$ 370,850	$ 332,598	$ (2,007)	$ 38,252
Depreciation and amortization	$ 217,593	$ 201,392	$ 182,074	$ 16,201	$ 19,318
Taxes other than income taxes	$ 62,759	$ 64,472	$ 63,264	$ (1,713)	$ 1,208
Other expense, net	$ 105,674	$ 84,396	$ 81,931	$ 21,278	$ 2,465
Provision for income taxes	$ 57,546	$ 47,510	$ 26,633	$ 10,036	$ 20,877
Segment net income	$ 340,961	$ 314,352	$ 293,703	$ 26,609	$ 20,649

Operating revenues - The growth in our Regulated Water segment's revenues over the past three years is primarily a result of increases in our water and wastewater rates and our customer base. Water and wastewater rate increases, including infrastructure rehabilitation surcharges, implemented during the past three years have provided additional operating revenues of $57,924 in 2023, $63,367 in 2022, and $27,421 in 2021. The number of customers increased at an annual compound rate of 2.1% over the past three years due to acquisitions and organic growth, adjusted to exclude customers associated with utility system dispositions. Acquisitions in our Regulated Water segment have provided additional water and wastewater revenues of $9,646 in 2023, $16,145 in 2022, and $6,750 in 2021.

Our Regulated Water segment also includes operating revenues of $14,863 in 2023, $11,477 in 2022 and $13,358 in 2021, associated with revenues earned primarily from fees received from telecommunication operators that have put cellular antennas on our water towers, fees earned from municipalities for our operation of their water or wastewater treatment services or to perform billing services, and fees earned from developers for accessing our water mains.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Operating expenses - Operations and maintenance expense for the year ended December 31, 2023 was $368,843 compared to $370,850 in the prior period. The decrease of $2,007 or 0.5% was primarily due to the following:

- increase in production costs for water and wastewater operations of $12,208;
- additional operating costs resulting from acquired water and wastewater utility systems and higher customer base of $5,767; offset by
- decrease in employee related costs of $8,379 primarily due to lower post-retirement benefit costs, higher capitalization in 2023 due to greater capital expenditures, and a one-time compensation payment for non-officer level employees in 2022;
- decrease in bad debt expense of $902;
- insurance recovery of $2,448 associated with clean-up costs and other expenses incurred during Hurricane Ida; and,
- lower outside services, maintenance expenses and other operating expenses of $7,707 primarily due to lower water main break activity and higher capitalization as a result of greater capital expenditures during the period.

Depreciation and amortization increased by $16,201 or 8.0% primarily due to continued capital investment to expand and improve our utility facilities and our acquisitions of new utility systems.

Other expense, net – Interest expense, net, increased by $12,742 or 11.4% primarily due to the increase in average borrowings and increased borrowing costs.

AFUDC decreased by $6,164 or 29.4% due to the decrease in the average balance of utility plant construction work in progress, to which AFUDC is applied.

Other income, inclusive of loss/gain on sale of other assets, totaled $4,220 in 2023 and $6,592 in 2022. The decrease in other income is largely due to the increase in the non-service cost component of post-retirement benefits in our Regulated Water segment in 2023.

Provision for income tax – The effective income tax rate for our Regulated Water segment was an expense of 14.4% in 2023, compared to an expense of 13.1% in 2022. The change in the effective tax rate is primarily due to a decrease in the amortization of certain regulatory liabilities associated with deferred taxes.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Regulated Natural Gas Segment

The following tables present the selected operating results and customers served for our Regulated Natural Gas segment for and as of the year ended December 31:

	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Gas utility customers:					
Residential gas	683,811	695,198	692,174	(11,387)	3,024
Commercial gas	59,384	59,684	59,595	(300)	89
Industrial gas	551	1,459	1,475	(908)	(16)
Total gas utility customers	743,746	756,341	753,244	(12,595)	3,097
Delivered volumes (thousand cubic feet)					
Residential gas	51,698,440	61,093,372	56,542,038	(9,394,932)	4,551,334
Commercial gas	33,151,308	37,240,382	33,403,899	(4,089,074)	3,836,483
Industrial gas	48,323,846	49,017,036	49,726,237	(693,190)	(709,201)
Total delivered volumes	133,173,594	147,350,790	139,672,174	(14,177,196)	7,678,616
Heating Degree Days (a)	4,558	5,648	5,139	(1,090)	509
Average Heating Degree Days (b)	5,427	5,438	5,466	(11)	(28)

	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Operating revenues:					
Residential gas	$ 519,406	$ 720,490	$ 530,338	$ (201,084)	$ 190,152
Commercial gas	111,272	149,653	99,596	(38,381)	50,057
Industrial gas	3,232	5,636	3,427	(2,404)	2,209
Gas transportation	184,598	205,825	198,195	(21,227)	7,630
Customer rate credits	-	-	(5,000)	-	5,000
Other utility	45,251	61,758	33,346	(16,507)	28,412
Total operating revenues	$ 863,759	$ 1,143,362	$ 859,902	$ (279,603)	$ 283,460
Operating expenses:					
Operations and maintenance expense	$ 209,073	$ 239,506	$ 226,194	$ (30,433)	$ 13,312
Purchased gas	$ 327,548	$ 551,009	$ 313,390	$ (223,461)	237,619
Depreciation and amortization	$ 125,263	$ 118,955	$ 113,238	$ 6,308	5,717
Taxes other than income taxes	$ 23,846	$ 22,642	$ 20,801	$ 1,204	1,841
Other expense, net	$ 90,819	$ 87,916	$ 78,099	$ 2,903	9,817
Income tax benefit	$ (113,353)	$ (61,942)	$ (40,013)	$ (51,411)	(21,929)
Segment net income	$ 200,563	$ 185,276	$ 148,193	$ 15,287	37,083

(a) Unit of measure reflecting temperature-sensitive natural gas consumption, calculated by subtracting the average of a day's high and low temperatures from 65 degrees Fahrenheit; measured at Pittsburgh, PA.

(b) Based on historical twenty-year average heating degree days, as calculated from data provided by the National Weather Service for the same geographic location.

Operating revenues – Operating revenues from the Regulated Natural Gas segment decreased by $279,603 or 24.5% due to:

- impact of lower gas cost of $223,461 in 2023 as compared to 2022;
- lower gas usage of $53,122 due to warmer weather conditions in 2023;
- decrease in customer assistance surcharge of $18,710, which has an equivalent offsetting amount in operations and maintenance expense; offset by
- an increase of $11,141 due to higher rates and other surcharges.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Operating expenses – Operations and maintenance expense for the year ended December 31, 2023 decreased by $30,433 or 12.7% primarily due to the following:

- decrease in customer assistance surcharge costs of $18,710, which has an equivalent offsetting amount in revenues;
- lower charitable contributions to the Essential Foundation and other organizations of $13,360;
- an asset impairment charge recognized in the first quarter of 2022 of $1,801 to write down a portion of the right of use asset to fair value;
- lower operations and maintenance expense of $837 as a result of the sale and cessation of our regulated natural gas operations in West Virginia in October 2023;
- decrease in bad debt of $3,520; offset by
- an increase in legal fees of $1,892; and
- an increase in materials and supplies of $2,121.

Our Regulated Natural Gas segment is affected by the cost of natural gas, which is passed through to customers using a purchased gas adjustment clause and includes commodity price, transportation and storage costs. These costs are reflected in the consolidated statement of operations and comprehensive income as purchased gas expenses. Therefore, fluctuations in the cost of purchased gas impact operating revenues on dollar-for-dollar basis. Purchased gas decreased by $223,461 or 40.6% in 2023 compared to 2022. The decrease is the result of the impact of lower cost of gas and lower gas usage which amounted to $118,371 and $105,090, respectively, in 2023 as compared with the prior year.

Depreciation and amortization increased by $6,308 or 5.3% primarily due to continued capital investment in pipe replacement.

Taxes other than income taxes increased by $1,204 or 5.3% mainly due to higher gross receipts tax and public utility commission assessments in 2023 as compared with the prior year.

Other expense, net – Interest expense, net, increased by $5,134 or 5.9% for 2023 compared to 2022 due to additional borrowings and a higher interest rate on our revolving line of credit in 2023.

AFUDC decreased by $534 or 19.7% due to the decrease in the average balance of utility plant construction work in progress, to which AFUDC is applied.

Other expense, inclusive of loss/gain on sale of other assets, totaled $680 in 2023 and $3,445 in 2022. The decrease in other expense is driven by a lower non-service cost component of our net benefit cost for post-retirement benefits in our Regulated Gas segment in 2023.

Income tax benefit – The effective income tax rate was a benefit of 130.0% in 2023, compared to a benefit of 50.2% in 2022. The change in the effective tax rate is primarily attributed to an increase in the income tax benefit associated with the tax deduction for qualifying infrastructure investments.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Cash Flow and Capital Expenditures
Net operating cash flows, dividends paid on common stock, capital expenditures, including allowances for funds used during construction, and expenditures for acquiring utility systems were as follows for the years ended December 31:

	Net Operating Cash Flows	Dividends	Capital Expenditures	Acquisitions
2021	$ 644,679	$ 258,650	$ 1,020,519	$ 36,326
2022	600,306	288,632	1,062,763	116,891
2023	933,587	316,806	1,199,103	45,303
	$ 2,178,572	$ 864,088	$ 3,282,385	$ 198,520

Net cash flows from operating activities increased from 2022 to 2023 largely due to the decrease in accounts receivable, unbilled revenues and inventory - gas stored. Average cost of gas stored in inventories and associated recoveries of gas costs from customers was lower in 2023 than in 2022.

Included in capital expenditures for the three year period are: expenditures for the rehabilitation of existing utility systems, the expansion of our utility systems, modernization and replacement of existing treatment facilities, meters, office facilities, information technology, vehicles, and equipment. During this three year period, we received $50,960 of customer advances and contributions in aid of construction to finance new utility mains and related facilities that are not included in the capital expenditures presented in the above table. In addition, during this period, we have made repayments of debt, which includes the net effect of borrowings and repayments under our long-term revolving credit facility of $1,441,098 and have refunded $21,202 of customers' advances for construction. Dividends increased during the past three years as a result of annual increases in the dividends declared and paid and increases in the number of shares outstanding.

Our planned 2024 capital program, excluding the costs of new mains financed by advances and contributions in aid of construction is estimated to be approximately $1,365,000 in infrastructure improvements for the communities we serve. The 2024 capital program is expected to include approximately $935,000 for infrastructure rehabilitation surcharge qualified projects. Our planned 2024 capital program in Pennsylvania for our water and natural gas utilities is estimated to be approximately $915,000, a portion of which is expected to be eligible as a deduction for qualifying utility asset improvements for Federal income tax purposes. Our overall 2024 capital program along with $67,415 of debt repayments and $322,176 of other contractual cash obligations, as reported in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations – *Contractual Obligations*", has been, or is expected to be, financed through internally-generated funds, our revolving credit facilities, and the issuance of long-term debt and equity.

Future utility construction in the period 2025 through 2026, including recurring programs, such as the ongoing replacement or rehabilitation of utility meters and mains, water treatment plant upgrades, storage facility renovations, pipes, service lines, and additional transmission mains to meet customer demands, excluding the costs of new mains financed by advances and contributions in aid of construction, is estimated to require aggregate expenditures of approximately $2,769,000. We anticipate that more than one half of these expenditures will require external financing. We expect to refinance $168,875 of long-term debt during this period as it becomes due with funds from new issues of long-term debt, issuances of equity, internally-generated funds, and our revolving credit facilities. The estimates discussed above do not include any amounts for possible future acquisitions of utility systems or the financing necessary to support them.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Our primary sources of liquidity are cash flows from operations (including the allowed deferral of Federal income tax payments), borrowings under various short-term lines of credit and other credit facilities, and customer advances and contributions in aid of construction. Our cash flow from operations, or internally-generated funds, is impacted by the timing of rate relief, utility operating revenues, and changes in Federal tax laws, and accelerated tax depreciation or deductions for utility construction projects. We fund our capital and typical acquisitions through internally-generated funds, supplemented by short-term lines of credit. Over time, we partially repay or pay-down our short-term lines of credit with long-term debt. The ability to finance our future construction programs, as well as our acquisition activities, depends on our ability to attract the necessary external debt and equity financing and maintain internally-generated funds. Timely rate orders permitting compensatory rates of return on invested capital will be required by our operating subsidiaries to achieve an adequate level of earnings and cash flow to enable them to secure the capital they will need to operate and to maintain satisfactory debt coverage ratios.

Acquisitions

As part of the Company's growth-through-acquisition strategy, as of December 31, 2023, the Company has entered into purchase agreements to acquire the water or wastewater utility system assets of five municipalities and a private company for a total combined purchase price in cash of approximately $380,000. The purchase price for these pending acquisitions is subject to certain adjustments at closing, and the pending acquisitions are subject to regulatory approvals, including the final determination of the fair value of the rate base acquired. Closings for these acquisitions are expected to occur in 2024 or 2025, which is subject to the timing of the various regulatory approval processes. These acquisitions are expected to add approximately 215,000 equivalent retail customers in two of the states in which the Company operates.

In July 2023, the Company completed the following water utility asset acquisitions: Shenandoah Borough, Pennsylvania, which serves approximately 2,900 customers for $12,291; La Rue, an Ohio municipality, which serves approximately 300 customers for $2,253; and, Southern Oaks Water System, which serves approximately 800 customers in Texas for $3,321. In July 2023, the Company completed their acquisition of a portion of the water and wastewater utility assets of the Village of Frankfort, an Illinois municipality, which serves approximately 1,500 customers for $1,424. In June 2023, the Company acquired the wastewater utility assets of Union Rome, Ohio, which serves approximately 4,300 customers for a cash purchase price of $25,547. Additionally, in March 2023, the Company acquired the North Heidelberg Sewer Company in Berks County, Pennsylvania, which serves approximately 300 customer connections for a cash purchase price of $136.

In November 2022, the Company acquired the water system of Oak Brook, DuPage County, Illinois, which serves 2,037 customers, for a cash purchase price of $12,500. In August 2022, the Company acquired the municipal wastewater assets of East Whiteland Township, Chester County, Pennsylvania, which serves 4,018 customers, for a cash purchase price of $54,374. In March 2022, the Company acquired the wastewater system of Lower Makefield Township, which serves 11,323 customer connections in Lower Makefield, Falls, and Middletown townships, and Yardley Borough, Bucks County, Pennsylvania, for a cash purchase price of $53,000.

Subsequent to the August 2022 closing on the acquisition of the municipal wastewater assets of East Whiteland Township, a party filed an appeal to the Pennsylvania Public Utility Commission's order of approval. On July 31, 2023, a decision was issued by the Pennsylvania Commonwealth Court that agreed with the party's appeal and reversed the order which approved the acquisition. In an effort to resolve the matter, the Company pursued and is continuing to pursue certain legal actions. Management believes the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Refer to Note 2 – *Acquisitions* in this Annual Report for additional information.

In August 2021, the Company acquired the water utility system assets of The Commons Water Supply, Inc., which serves 992 customers in Harris County, Texas, and the wastewater utility system assets of the Village of Bourbonnais, which serves approximately 6,500 customers in Kankakee County, Illinois. The total cash purchase prices for these utility systems were $4,000 and $32,100, respectively.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

During the past three years, we have expended cash of $198,520 related to the acquisition of both water and wastewater utility systems. We continue to pursue the acquisition of water and wastewater utility systems and explore other utility acquisitions that may be in a new state. Our typical acquisitions are expected to be financed with short-term debt with subsequent repayment from the proceeds of long-term debt, retained earnings, or equity issuances.

Assets Held for Sale and Dispositions
We routinely review and evaluate areas of our business and operating divisions and, over time, may sell utility systems or portions of systems. In December 2022, the Company signed an agreement to sell its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The sale closed on October 1, 2023 for an estimated purchase price of $39,965, subject to working capital and other adjustments. The sale concluded the Company's regulated utility operations in West Virginia. In October 2023, the Company entered into an agreement to sell its interest in three non-utility local microgrid and distributed energy projects for $165,000. The sale was completed in January 2024. These transactions are consistent with the Company's long-term strategy of focusing on its core business and will allow the Company to prioritize the growth of its utilities in states where it has scale. The Company intends to use the proceeds from these transactions to finance its capital expenditures and water and wastewater acquisitions, in place of external funding from equity and debt issuances. Refer to Note 3 – *Asset Held for Sale and Dispositions* in this Annual Report for additional information.

Sources of Capital
Since net operating cash flow plus advances and contributions in aid of construction have not been sufficient to fully fund our cash requirements including capital expenditures and our growth through acquisitions program, we issued $2,786,632 of long-term debt, and obtained other short-term borrowings during the past three years. At December 31, 2023, we have a $1,000,000 unsecured long-term revolving credit facility that expires in December 2027, of which $16,838 was designated for letter of credit usage, $263,162 was available for borrowing, and $720,000 of borrowings were outstanding at December 31, 2023. This credit facility was established in December 2022, replacing a similar facility, and was used to repay all indebtedness and fees under our prior unsecured revolving credit facility, and for other general corporate purposes. In addition, we have short-term lines of credit of $435,500 of which $275,377 was available as of December 31, 2023. Included in the short-term lines of credit is an Aqua Pennsylvania $100,000 364-day unsecured revolving credit facility and a Peoples Natural Gas $300,000 364-day unsecured revolving credit facility. These short-term lines of credit are subject to renewal on an annual basis. Although we believe we will be able to renew these facilities, there is no assurance that they will be renewed, or what the terms of any such renewal will be.

On January 8, 2024, the Company issued $500,000 of long-term debt (the "2024 Senior Notes"), less expenses of $4,610, due in 2034 with an interest rate of 5.375%. The Company used the net proceeds from the issuance of 2024 Senior Notes (1) to repay a portion of the borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

In August 2023, the Company's subsidiary, Aqua Pennsylvania, issued $225,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $175,000 of 5.48% first mortgage bonds due in 2053; and $50,000 of 5.56% first mortgage bonds due in 2061. In January 2023 and October 2022, Aqua Pennsylvania issued $75,000 and $125,000 of first mortgage bonds, due in 2043 and 2052, and with interest rates of 5.60% and 4.50%, respectively. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

On October 14, 2022, the Company entered into at-the market sales agreements ("ATM") with third-party sales agents, under which the Company may offer and sell shares of its common stock, from time to time, at its option, having an aggregate gross offering price of up to $500,000 pursuant to the Company's effective shelf registration statement on Form S-3 (File No. 333-255235). The Company intends to use the net proceeds from the sales of shares through the ATM for working capital, capital expenditures, water and wastewater utility acquisitions and repaying outstanding indebtedness. As of December 31, 2022, the Company has issued 1,321,994 shares for net proceeds of $63,040 under the ATM. During

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

the year ended December 31, 2023, the Company sold 8,938,839 shares of common stock, in exchange for net proceeds of $322,983 under the ATM. As of December 31, 2023, approximately $110,000 remained available for sale under the ATM.

On June 29, 2023, Aqua Pennsylvania and Peoples Natural Gas Companies amended the terms of their respective $100,000 and $300,000, 364-day revolving credit agreements, as follows: (1) extended the maturity dates to June 27, 2024; and (2) updated the adjustment on the Bloomberg Short-Term Bank Yield Index (BSBY) Rate.

On May 20, 2022, the Company issued $500,000 of long-term debt (the "Senior Notes"), less expenses of $5,815, due in 2052 with an interest rate of 5.30%. The Company used the net proceeds from the issuance of Senior Notes to (1) to repay $49,700 of borrowings under Aqua Pennsylvania's 364-day revolving credit facility and $410,000 of borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

On April 15, 2021, our operating subsidiary, Aqua Ohio, Inc., issued $100,000 of first mortgage bonds, of which $50,000 is due in 2031 and $50,000 is due in 2051, with interest rates of 2.37% and 3.35%, respectively. The proceeds from these bonds were used for general corporate purposes and to repay existing indebtedness. Further, on April 19, 2021, the Company issued $400,000 of long-term debt, with expenses of $4,010, which is due in 2031 with an interest rate of 2.40%. The Company used the proceeds from this issuance to repay $50,000 of borrowings under the Aqua Pennsylvania revolving credit facility, and the balance was used to repay in full the borrowings under its existing five-year unsecured revolving credit agreement.

In August 2020, we entered into a forward equity sale agreement for 6,700,000 shares of common stock with a third party (the "forward purchaser"). In connection with the forward equity sale agreement, the forward purchaser borrowed an equal number of shares of our common stock from stock lenders and sold the borrowed shares to the public. We did not receive any proceeds from the sale of our common stock by the forward purchaser until settlement of the forward equity sale agreement. On August 9, 2021, the Company settled the forward equity sale agreement in full by physical share settlement. The Company issued 6,700,000 shares and received cash proceeds of $299,739 at a forward price of $44.74 per share. Pursuant to the agreement, the forward price was computed based upon the initial forward price of $46.00 per share, adjusted for a floating interest rate factor equal to a specified daily rate less a spread and scheduled dividends during the term of the agreement. The Company used the proceeds received upon settlement of the forward equity sale agreement to fund general corporate purposes, including for water and wastewater acquisitions, working capital and capital expenditures. The forward equity sale agreement has now been completely settled, and there are no additional shares subject to the forward equity sale agreement.

Our consolidated balance sheet historically has had a negative working capital position, whereby routinely our current liabilities exceed our current assets. Management believes that internally-generated funds along with existing credit facilities and the proceeds from the issuance of long-term debt and common equity will be adequate to provide sufficient working capital to maintain normal operations and to meet our financing requirements for at least the next twelve months.

Our loan and debt agreements require us to comply with certain financial covenants, which among other things, subject to specific exceptions, limit the Company's ratio of consolidated total indebtedness to consolidated total capitalization, and require a minimum level of earnings coverage over interest expense. During 2023, we were in compliance with our debt covenants under our credit facilities. Failure to comply with our debt covenants could result in an event of default, which could result in us being required to repay or refinance our borrowings before their due date, possibly limiting our future borrowings, and increasing our borrowing costs.

In April 2021, the Company filed a universal shelf registration statement through a filing with the SEC to allow for the potential future offer and sale by the Company, from time to time, in one or more public offerings, of an indeterminate amount of our common stock, preferred stock, debt securities, and other securities specified therein at indeterminate prices. During the past three years, we issued common stock, including common stock in connection with a forward equity sale agreement, and long-term debt in offerings under this shelf registration statement. Refer to Note 11 – *Long-*

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

term Debt and Loans Payable and Note 13 – *Stockholders' Equity* in this Annual Report for further information regarding these financings.

In addition, we have an acquisition shelf registration statement, which was filed with the SEC on February 27, 2015, to permit the offering from time to time of an aggregate of $500,000 of our common stock and shares of preferred stock in connection with acquisitions. The balance remaining available for use under the acquisition shelf registration as of December 31, 2023 is $487,155.

We will determine the form and terms of any further securities issued under the universal shelf registration statement and the acquisition shelf registration statement at the time of issuance.

We offer a Dividend Reinvestment and Direct Stock Purchase Plan (the Plan) that provides a convenient and economical way to purchase shares of the Company. Under the direct stock purchase portion of the Plan, shares are issued throughout the year. The dividend reinvestment portion of the Plan offers a five percent discount on the purchase of shares of common stock with reinvested dividends. As of the December 2023 dividend payment, holders of 4.3% of the common shares outstanding participated in the dividend reinvestment portion of the Plan. The shares issued under the Plan are either original issue shares or shares purchased by the Company's transfer agent in the open-market. During the past three years, we have sold 1,173,589 original issue shares of common stock for net proceeds of $49,423 through the dividend reinvestment portion of the Plan, and we used the proceeds to invest in our operating subsidiaries, to repay short-term debt, and for general corporate purposes. In 2023, 2022 and 2021, we sold 430,487, 368,278, and 374,824 original issues shares of common stock for net proceeds of $16,005, $16,619, and $16,799, respectively, through the dividend reinvestment portion of the plan.

Credit Risk
As of December 31, 2023, our credit ratings remained at investment grade levels. On July 12, 2023, S&P affirmed an A issuer credit rating for the Company, Aqua Pennsylvania and Peoples Natural Gas Companies, and revised its outlook from stable to negative for the companies, citing weakening financial measures as a result of inflationary pressures and our significant capital spending. However, as can be noted in their report, S&P continues to assess our business risk profile as excellent, considering our low-risk and rate-regulated water and gas distribution operations in credit-supportive regulatory environments, our geographic and regulatory diversity, our large and stable residential and commercial customer base, and our solid and reliable operations. On August 29, 2023, Moody's Investors Service ("Moody's") affirmed the Company's senior unsecured notes rating of Baa2 and stable outlook; and, affirmed Peoples Natural Gas Companies' senior secured notes rating of Baa1 and revised its outlook from stable to negative. The Company's ability to maintain its credit rating depends, among other things, on adequate and timely rate relief, its ability to fund capital expenditures in a balanced manner using both debt and equity, and its ability to generate cash flow. A material downgrade of our credit rating may result in the imposition of additional financial and/or other covenants, impact the market prices of equity and debt securities, increase our borrowing costs, and adversely affect our liquidity, among other things. Management continues to enhance our regulatory practices to address regulatory lag and recover capital project costs and increases in operating costs efficiently and timely through various rate-making mechanisms.

Off-Balance Sheet Financing Arrangements
We do not engage in any off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Contractual Obligations

The following table summarizes our contractual cash obligations as of December 31, 2023:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 6,938,008	$ 67,415	$ 168,875	$ 964,760	$ 5,736,958
Interest on fixed-rate, long-term debt (1)	286,799	2,660	8,599	56,123	219,417
Operating leases (2)	53,038	9,037	16,166	13,933	13,902
Unconditional purchase obligations (3)	18,067	5,990	7,961	3,035	1,081
Gas purchase obligations (4)	2,519,459	206,378	471,836	485,586	1,355,659
Other purchase obligations (5)	87,187	87,187	-	-	-
Pension plan obligations (6)	9,393	9,393	-	-	-
Other obligations (7)	8,428	1,531	2,499	2,659	1,739
Total	$ 9,920,379	$ 389,591	$ 675,936	$1,526,096	$ 7,328,756

(1) Represents interest payable on fixed rate, long-term debt. Amounts reported may differ from actual due to future refinancing of debt.

(2) Represents minimum lease payments for long-term operating leases of land, office facilities, office equipment, and vehicles.

(3) Represents our commitment to purchase minimum quantities of water as stipulated in agreements with other water purveyors. We use purchased water to supplement our water supply, particularly during periods of peak customer demand. Our actual purchases may exceed the minimum required levels.

(4) Represents our commitment to purchase minimum quantities of natural gas stipulated in agreements with various producers of natural gas to meet regulated customers' natural gas requirements.

(5) Represents an approximation of the open purchase orders for goods and services purchased in the ordinary course of business.

(6) Represents contributions to be made to the Company's retirement plans.

(7) Represents expenditures estimated to be required under legal and binding contractual obligations.

In addition to the contractual obligations table above, we have the following obligations:

- *Refunds of customer's advances for construction* – We pay refunds on customers' advances for construction over a specific period of time based on operating revenues related to developer-installed utility mains or as new customers are connected to and take service from such mains. After all refunds are paid, any remaining balance is transferred to contributions in aid of construction. The refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually through 2033 and amounts not paid by the contract expiration dates become non-refundable.

- *Asset Retirement Obligations* – We recognize asset retirement obligations associated with retirements of production, storage wells and other pipeline components at fair value, as incurred, or when sufficient information becomes available to determine a reasonable estimate of the fair value of the retirement activities to be performed.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Expected obligations are not included in the above table because the amounts and timing are dependent upon several variables, which cannot be accurately estimated.

- *Uncertain tax positions* – We have uncertain tax positions of $7,898. Although we believe our tax positions comply with applicable law, we have made judgments as to the sustainability of each uncertain tax position based on its technical merits. Due to the uncertainty of future cash outflows, if any, associated with our uncertain tax positions, we are unable to make a reasonable estimate of the timing or amounts that may be paid. See Note 7 – *Income Taxes* in this Annual Report for further information on our uncertain tax positions.

We will fund these contractual obligations with cash flows from operations and liquidity sources held by or available to us.

The Company is routinely involved in legal matters, including both asserted and unasserted legal claims, during the ordinary course of business. See Note 9 – *Commitments and Contingencies* in this Annual Report for a discussion of the Company's legal matters. It is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such litigation. Also, unanticipated changes in circumstances and/or revisions to the assessed probability of the outcomes of legal matters could result in expenses being incurred in future periods as well as an increase in actual cash required to resolve the legal matter.

Capitalization

The following table summarizes our capitalization as of December 31, 2023 and 2022:

December 31,	2023	2022
Long-term debt (1)	54.1%	55.2%
Essential Utilities stockholders' equity	45.9%	44.8%
	100.0%	100.0%

(1) Includes current portion, as well as our borrowings under a variable rate revolving credit agreement of $720,000 at December 31, 2023, and $490,000 at December 31, 2022.

Over the past two years, the changes in the capitalization ratios primarily resulted from the issuance of debt to finance our acquisitions and capital program, changes in net income, the issuance of common stock, and the declaration of dividends.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial condition and results of operations are impacted by the methods, assumptions, and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to our financial condition or results of operations and require estimates or other judgments of matters of uncertainty. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the financial statements. We believe our most critical accounting policies include the use of regulatory assets and liabilities, revenue recognition, the valuation of our long-lived assets (which consist primarily of utility plant in service, regulatory assets, and goodwill), our accounting for post-retirement benefits, and our accounting for income taxes. We have discussed the selection and development of our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

Regulatory Assets and Liabilities — We defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred. These deferred amounts, both assets and liabilities, are then recognized in the consolidated statement of operations in the same period that they are reflected in our rates charged for utility service. We make significant judgments and estimates to record regulatory assets and liabilities, such as for amounts related to income taxes, pension and postretirement benefits, acquisitions and capital projects. For each regulatory jurisdiction with regulated operations, we evaluate at the end of each reporting period, whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to us in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings, and in these instances may challenge our prudence of business policies and practices, seek cost disallowances or request other relief.

In the event that our assessment as to the probability of the inclusion in the rate-making process is incorrect, the associated regulatory asset or liability would be adjusted to reflect the change in our assessment or change in regulatory approval.

Revenue Recognition — Our utility revenues recognized in an accounting period include amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the last billing to the end of the accounting period. The estimated usage is based on our judgment and assumptions; our actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to our estimates is determined. In Virginia, North Carolina, and Kentucky, we may bill our utility customers, in certain circumstances, in accordance with a rate filing that is pending before the respective regulatory commission, which would allow interim rates before the final commission rate order is issued. The revenue recognized reflects an estimate based on our judgment of the final outcome of the commission's ruling. We monitor the applicable facts and circumstances regularly and revise the estimate as required. The revenue billed and collected prior to the final ruling is subject to refund based on the commission's final ruling.

Valuation of Long-Lived Assets, Goodwill and Intangible Assets — We review our long-lived assets for impairment, including utility plant in service. We also review regulatory assets for the continued application of the FASB accounting guidance for regulated operations. Our review determines whether there have been changes in circumstances or events, such as regulatory disallowances, or abandonments, that have occurred that require adjustments to the carrying value of these assets. Adjustments to the carrying value of these assets would be made in instances where their inclusion in the rate-making process is unlikely. For utility plant in service, we would recognize an impairment loss for any amount disallowed by the respective utility commission.

Our long-lived assets, which consist primarily of utility plant in service, operating lease right-of-use assets and intangible assets, are reviewed for impairment when changes in circumstances or events occur. These circumstances or events could include a decline in the market value or physical condition of a long-lived asset, an adverse change in the manner in which long-lived assets are used or planned to be used, a change in historical trends, operating cash flows associated with the long-lived assets, changes in macroeconomic conditions, industry and market conditions, or overall financial performance. When these circumstances or events occur, we determine whether it is more likely than not that the fair value of those assets is less than their carrying amount. If we determine that it is more likely than not (that is, the likelihood of more than 50 percent), we would recognize an impairment charge if it is determined that the carrying amount of an asset exceeds the sum of the undiscounted estimated cash flows. In this circumstance, we would recognize an impairment charge equal to the difference between the carrying amount and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows associated with the asset, discounted using a discount rate commensurate with the risk and remaining life of the asset. This assessment requires significant management judgment and estimates that are based on budgets, general strategic business plans, historical trends and other data and relevant factors. These estimates include significant inherent uncertainties, since they involve forecasting future events. If changes in circumstances or

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

events occur, or estimates and assumptions that were used in this review are changed, we may be required to record an impairment charge on our long-lived assets. Refer to Note 1 – *Summary of Significant Accounting Policies – Impairment of Long-Lived Assets* in this Annual Report for additional information regarding the review of long-lived assets for impairment.

We test the goodwill attributable to each of our reporting units for impairment at least annually, or more often, if circumstances indicate a possible impairment may exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, changes to regulatory environment, recent regulatory and legislative proceedings, cost factors, overall financial performance, and entity specific events, for some or all of our reporting units to determine whether it's more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on our assessment of the qualitative factors previously noted, or at our discretion, we may perform a quantitative goodwill impairment test by determining the fair value of a reporting unit by weighting the results from the income approach and the market approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information (which includes projected operating income, expected future capital expenditures, and projected regulatory rate base, among others), growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry and require us to make certain assumptions and estimates regarding industry economic factors and future profitability of our business. If we perform a quantitative test and determine that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss for the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The assessment requires significant management judgment and estimates that are based on budgets, general strategic business plans, historical trends and other data and relevant factors. If changes in circumstances or events occur, or estimates and assumptions that were used in our impairment test change, we may be required to record an impairment charge for goodwill. Refer to Note 1 – *Summary of Significant Accounting Policies – Goodwill* in this Annual Report for further information.

As part of the October 1, 2023 annual goodwill assessment, we elected to perform a quantitative goodwill impairment assessment on the goodwill attributable to our Regulated Natural Gas reporting unit and a qualitative assessment for our Regulated Water and Other reporting units. Additionally, the Company performed a market capitalization reconciliation to further support the Company's estimated fair value and support the implied premium. Based on our analysis, we determined that none of the goodwill of our reporting units was impaired.

We generally assumed operating margins in future years would increase as we continue to integrate and implement our rate base growth strategy. However, unforeseen events, such as adverse changes in market conditions and changes in the regulatory environment which could lead to disallowances of a portion of capital investments, may result in future non-cash impairment charges that could be material. If we were to assume changes in certain of our key assumptions used to determine the fair value of our Regulated Natural Gas reporting unit, the following would be the impact on the amount of headroom over the carrying value:

Sensitivity Analysis[1]	Percentage decrease in headroom of Regulated Natural Gas Reporting Unit
Increase in discount rate by 100 basis points	40%
Decrease in Market Multiples by 1x	46%
Reduction in terminal value EBITDA[2] by 10%	49%

[1] Each assumption used in the sensitivity analysis is independent of the other assumptions
[2] Defined as earnings before interest, taxes, depreciation and amortization

Accounting for Post-Retirement Benefits ─ We maintain a qualified and a non-qualified defined benefit pension plan and plans that provide for post-retirement benefits other than pensions. Accounting for pension and other post-retirement benefits requires an extensive use of assumptions including the discount rate, expected return on plan assets, the rate of

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

future compensation increases received by our employees, mortality, turnover and medical costs. Each assumption is reviewed annually with assistance from our actuarial consultant, who provides guidance in establishing the assumptions. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other post-retirement benefits expense that we recognize.

Our discount rate assumption, which is used to calculate the present value of the projected benefit payments of our post-retirement benefits, was determined by selecting a hypothetical portfolio of high quality corporate bonds appropriate to match the projected benefit payments of the plans. The selected bond portfolio was derived from a universe of Aa-graded corporate bonds. The discount rate was then developed as the rate that equates the market value of the bonds purchased to the discounted value of the projected benefit payments of the plans. A decrease in the discount rate would generally increase our post-retirement benefits expense and benefit obligation. After reviewing the hypothetical portfolio of bonds, we selected a discount rate of 5.17% for our pension plan, and 5.09% for our other post-retirement benefit plans as of December 31, 2023, which represent a 34 and 36 basis-point decrease as compared to the discount rates selected at December 31, 2022, respectively. Our post-retirement benefits expense under these plans is determined using the discount rate as of the beginning of the year, which was 5.51% for our pension plan and 5.45% for our other-postretirement benefit plan for 2023. In 2023, settlement accounting was triggered by the amount of lump-sum payments by our qualified pension plan to retirees and other separated employees exceeding the threshold of service and interest cost for the period. As a result, we remeasured our qualified pension plan assets and liabilities using a discount rate of 5.20%, and the remeasurement did not have a material impact to our consolidated financial statements.

Our expected return on plan assets is determined by evaluating the asset class return expectations with our advisors as well as actual, long-term, historical results of our asset returns. The Company's market-related value of plan assets is equal to the fair value of the plans' assets as of the last day of its fiscal year and is a determinant for the expected return on plan assets, which is a component of post-retirement benefits expense. The allocation of our plans' assets impacts our expected return on plan assets. As of December 31, 2023, the expected return on plan assets is based on a targeted allocation of 20% to 40% return seeking assets and 30% to 70% liability hedging assets for our pension plan, and a targeted allocation of 50% to 70% return seeking assets and 30% to 50% liability hedging assets for our other post-retirement benefit plans. Our post-retirement benefits expense increases as the expected return on plan assets decreases. We believe that our actual long-term asset allocations on average will approximate our targeted allocations. Our targeted allocations are driven by our investment strategy to earn a reasonable rate of return while maintaining risk at acceptable levels through the diversification of investments across and within various asset categories. For 2023, we used a 6.8% expected return on plan assets assumption and are currently reviewing this assumption for 2024.

Funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. In accordance with funding rules and our funding policy, during 2024 our pension contribution is expected to be $9,393. Future years' contributions will be subject to economic conditions, plan participant data and the funding rules in effect at such time as the funding calculations are performed, though we expect future changes in the amount of contributions and expense recognized to be generally included in customer rates.

Accounting for Income Taxes — We estimate the amount of income tax payable or refundable for the current year and the deferred income tax liabilities and assets that results from estimating temporary differences resulting from the treatment of specific items, such as depreciation, for tax and financial statement reporting. Generally, these differences result in the recognition of a deferred tax asset or liability on our consolidated balance sheet and require us to make judgments regarding the probability of the ultimate tax impact of the various transactions we enter into. Based on these judgments, we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realization of future tax benefits. Actual income taxes could vary from these estimates and changes in these estimates can increase income tax expense in the period that these changes in estimates occur.

Our determination of what qualifies as a capital cost versus a tax deduction, for qualifying utility asset improvements, as it relates to our income tax accounting method, is subject to subsequent adjustment as well as IRS audits, changes in income

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)
(In thousands of dollars, except per share amounts)

tax laws, including regulations regarding tax-basis depreciation as it applies to our capital expenditures, or qualifying utility asset improvements, the expiration of a statute of limitations, or other unforeseen matters could impact the tax benefits that have already been recognized. We establish reserves for uncertain tax positions based upon management's judgment as to the sustainability of these positions. These accounting estimates related to the uncertain tax position reserve require judgments to be made as to the sustainability of each uncertain tax position based on its technical merits. We believe our tax positions comply with applicable law and that we have adequately recorded reserves as required. However, to the extent the final tax outcome of these matters is different than our estimates recorded, we would then need to adjust our tax reserves which could result in additional income tax expense or benefits in the period that this information is known.

MPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

We describe the impact of recent accounting pronouncements in Note 1 – *Summary of Significant Accounting Policies* in this Annual Report.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Management's Report On Internal Control Over Financial Reporting

Management of Essential Utilities, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In assessing the effectiveness of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework* (2013). As a result of management's assessment and based on the criteria in the framework, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.





Christopher H. Franklin   Daniel J. Schuller
Chairman, President and Chief Executive Officer   *Executive Vice President and Chief Financial Officer*

February 29, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Essential Utilities, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets, including the consolidated statements of capitalization, of Essential Utilities, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, of equity, and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and schedule of condensed parent company financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 appearing after the signature pages (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Rate Regulation

As described in Notes 1 and 6 to the consolidated financial statements, most of the operating companies of the Company that are regulated public utilities are subject to regulation by the utility commissions of the states in which they operate. Some of the operating companies that are regulated public utilities are subject to rate regulation by county or city government. As of December 31, 2023, regulatory assets were $1.80 billion and regulatory liabilities were $0.85 billion. Regulated public utilities follow the Financial Accounting Standards Board's accounting guidance for regulated operations, which provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. The regulatory assets represent costs that are probable to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts recovered from customers in advance of incurring the costs. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in the Company's rates charged for utility service. If, as a result of a change in circumstances, it is determined that a regulated operating company no longer meets the criteria to apply regulatory accounting, the operating company would have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities. Management makes significant judgments and estimates to record regulatory assets and liabilities. For each regulatory jurisdiction with regulated operations, management evaluates at the end of each reporting period whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to the Company in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings and, in these instances, may challenge the prudence of business policies and practices, seek cost disallowances or request other relief.

The principal considerations for our determination that performing procedures relating to management's accounting for rate regulation is a critical audit matter are the significant judgment by management when assessing the impact of regulation on the accounting for regulatory assets and liabilities, which in turn led to a high degree of auditor judgment and effort in performing procedures and in evaluating audit evidence related to whether the regulatory assets will be recovered and liabilities will be refunded.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of regulatory matters impacting regulatory assets and liabilities, including controls over the recovery of regulatory assets and the refund of regulatory liabilities. These procedures also included, among others (i) obtaining the Company's correspondence with regulators and assessing the reasonableness of management's judgments regarding the recovery of regulatory assets and refund of regulatory liabilities, (ii) assessing the reasonableness of management's accounting judgments related to new and updated regulatory orders and guidelines, and (iii) testing the calculation of regulatory assets and liabilities based on provisions outlined in regulatory correspondence.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 29, 2024

We have served as the Company's auditor since 2000.


ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of dollars, except per share amounts)


| | December 31, | | | |
	2023		2022	
Assets				
Property, plant and equipment, at cost	$	14,977,021	$	13,737,387
Less: accumulated depreciation		2,879,949		2,606,441
Net property, plant and equipment		12,097,072		11,130,946
Current assets:				
Cash and cash equivalents		4,612		11,398
Accounts receivable, net		144,300		206,324
Unbilled revenues		101,436		170,504
Inventory - materials and supplies		47,494		46,592
Inventory - gas stored		65,173		153,143
Current assets held for sale		-		11,167
Prepayments and other current assets		99,884		39,759
Regulatory assets		29,080		19,272
Total current assets		491,979		658,159
Regulatory assets		1,766,892		1,342,753
Deferred charges and other assets, net		102,388		166,653
Funds restricted for construction activity		1,381		1,342
Goodwill		2,340,738		2,340,792
Non-current assets held for sale		-		32,124
Operating lease right-of-use assets		37,416		41,734
Intangible assets		3,593		4,604
Total assets	$	16,841,459	$	15,719,107

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
(In thousands of dollars, except per share amounts)

	December 31, 2023	December 31, 2022
Liabilities and Equity		
Essential Utilities stockholders' equity:		
Common stock at $0.50 par value, authorized 600,000,000 shares, issued 276,595,228 and 266,973,321 as of December 31, 2023 and December 31, 2022	$ 138,297	$ 133,486
Capital in excess of par value	4,137,696	3,793,262
Retained earnings	1,706,675	1,534,331
Treasury stock, at cost, 3,299,191 and 3,236,237 shares as of December 31, 2023 and December 31, 2022	(86,485)	(83,693)
Total stockholders' equity	5,896,183	5,377,386
Long-term debt, excluding current portion	6,870,593	6,418,039
Less: debt issuance costs	44,508	46,982
Long-term debt, excluding current portion, net of debt issuance costs	6,826,085	6,371,057
Commitments and contingencies (See Note 9)		
Current liabilities:		
Current portion of long-term debt	67,415	199,356
Loans payable	160,123	228,500
Accounts payable	221,191	238,843
Book overdraft	13,358	28,694
Accrued interest	53,084	47,063
Accrued taxes	40,641	34,393
Liabilities related to assets held for sale	-	3,263
Regulatory liabilities	31,270	35,276
Dividends payable	83,929	75,808
Other accrued liabilities	126,916	130,673
Total current liabilities	797,927	1,021,869
Deferred credits and other liabilities:		
Deferred income taxes and investment tax credits	1,628,324	1,345,766
Customers' advances for construction	128,755	114,732
Regulatory liabilities	820,910	778,754
Asset retirement obligations	848	843
Operating lease liabilities	34,425	37,666
Non-current liabilities related to assets held for sale	-	974
Pension and other postretirement benefit liabilities	38,850	31,244
Other	24,086	28,562
Total deferred credits and other liabilities	2,676,198	2,338,541
Contributions in aid of construction	645,066	610,254
Total liabilities and equity	$ 16,841,459	$15,719,107

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share amounts)

		Years ended December 31,		
		2023	2022	2021
Operating revenues	$	2,053,824 $	2,288,032 $	1,878,144
Operating expenses:				
Operations and maintenance		575,518	613,649	550,580
Purchased gas		352,306	601,995	340,262
Depreciation		338,655	315,811	292,191
Amortization		5,040	5,366	5,761
Taxes other than income taxes		90,208	90,024	86,641
Total operating expenses		1,361,727	1,626,845	1,275,435
Operating income		692,097	661,187	602,709
Other expense (income):				
Interest expense		283,362	238,116	207,709
Interest income		(3,401)	(3,675)	(2,384)
Allowance for funds used during construction		(16,967)	(23,665)	(20,792)
Gain on sale of other assets		(65)	(991)	(976)
Other		(2,613)	494	(2,848)
Income before income taxes		431,781	450,908	422,000
Income tax benefit		(66,445)	(14,329)	(9,612)
Net income	$	498,226 $	465,237 $	431,612
Comprehensive income	$	498,226 $	465,237 $	431,612
Net income per common share:				
Basic	$	1.86 $	1.77 $	1.68
Diluted	$	1.86 $	1.77 $	1.67
Average common shares outstanding during the period:				
Basic		267,171	262,246	257,487
Diluted		267,659	262,868	258,180

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITALIZATION
(In thousands of dollars, except per share amounts)

			December 31,	
			2023	2022
Stockholders' equity:				
Common stock, $0.50 par value		$	138,297 $	133,486
Capital in excess of par value			4,137,696	3,793,262
Retained earnings			1,706,675	1,534,331
Treasury stock, at cost			(86,485)	(83,693)
Total stockholders' equity			5,896,183	5,377,386
Long-term debt of subsidiaries (substantially collateralized by utility plant):				
Interest Rate Range	Maturity Date Range			
0.00% to 0.99%	2023 to 2033		2,935	1,875
1.00% to 1.99%	2023 to 2039		7,538	8,369
2.00% to 2.99%	2024 to 2058		207,917	209,755
3.00% to 3.99%	2023 to 2056		1,313,932	1,351,432
4.00% to 4.99%	2023 to 2059		1,245,727	1,403,313
5.00% to 5.99%	2023 to 2061		312,745	14,357
6.00% to 6.99%	2026 to 2036		31,000	31,000
7.00% to 7.99%	2025 to 2027		28,125	28,378
8.00% to 8.99%	2025		1,289	2,116
9.00% to 9.99%	2026		11,800	11,800
			3,163,008	3,062,395
Notes payable to bank under revolving credit agreement, variable rate, due 2027			720,000	490,000
Unsecured notes payable:				
Notes at 2.40% due 2031			400,000	400,000
Notes at 2.704% due 2030			500,000	500,000
Notes ranging from 3.01% to 3.59%, due 2029 through 2050			1,125,000	1,125,000
Notes at 4.28%, due 2049			500,000	500,000
Notes at 5.30%, due 2052			500,000	500,000
Notes at 5.95%, due 2023 through 2034			30,000	40,000
Total long-term debt			6,938,008	6,617,395
Current portion of long-term debt			67,415	199,356
Long-term debt, excluding current portion			6,870,593	6,418,039
Less: debt issuance costs			44,508	46,982
Long-term debt, excluding current portion, net of debt issuance costs			6,826,085	6,371,057
Total capitalization		$	12,722,268 $	11,748,443

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands of dollars, except per share amounts)

	Common stock	Capital in excess of par value	Retained earnings	Treasury stock	Total
Balance at December 31, 2020	$ 124,285	$ 3,379,057	$ 1,261,862	$ (81,327)	$ 4,683,877
Net income	-	-	431,612	-	431,612
Dividends declared and paid ($1.0378 per share)	-	-	(258,650)	-	(258,650)
Issuance of common stock from stock purchase contracts (127,749 shares)	64	(64)	-	-	-
Issuance of common stock under dividend reinvestment plan (374,824 shares)	187	16,612	-	-	16,799
Issuance of common stock from forward equity sale agreement (6,700,000 shares)	3,350	296,389	-	-	299,739
Repurchase of stock (76,732 shares)	-	-	-	(3,291)	(3,291)
Equity compensation plan (206,163 shares)	103	(103)	-	-	-
Exercise of stock options (122,297 shares)	61	4,111	-	-	4,172
Stock-based compensation	-	9,998	(623)	-	9,375
Other	-	(186)	-	1,003	817
Balance at December 31, 2021	$ 128,050	$ 3,705,814	$ 1,434,201	$ (83,615)	$ 5,184,450
Net income	-	-	465,237	-	465,237
Dividends declared and paid ($1.1104 per share)	-	-	(288,632)	-	(288,632)
Dividends of March 1, 2023 declared ($0.287 per share)	-	-	(75,808)	-	(75,808)
Issuance of common stock from stock purchase contracts (9,029,461 shares)	4,515	(4,515)	-	-	-
Issuance of common stock under dividend reinvestment plan (368,278 shares)	184	16,435	-	-	16,619
Issuance of common stock from at-the-market sale agreements (1,321,994 shares)	661	62,379	-	-	63,040
Repurchase of stock (25,037 shares)	-	-	-	(1,192)	(1,192)
Equity compensation plan (81,516 shares)	41	(41)	-	-	-
Exercise of stock options (69,684 shares)	35	2,440	-	-	2,475
Stock-based compensation	-	12,094	(667)	-	11,427
Other	-	(1,344)	-	1,114	(230)
Balance at December 31, 2022	$ 133,486	$ 3,793,262	$ 1,534,331	$ (83,693)	$ 5,377,386
Net income	-	-	498,226	-	498,226
Dividends declared and paid ($1.1882 per share)	-	-	(240,999)	-	(240,999)
Dividends of March 1, 2024 declared ($0.3071 per share)	-	-	(83,929)	-	(83,929)
Issuance of common stock under dividend reinvestment plan (430,487 shares)	215	15,790	-	-	16,005
Issuance of common stock from at-the-market sale agreements (8,938,839 shares)	4,470	318,513	-	-	322,983
Repurchase of stock (89,785 shares)	-	-	-	(3,981)	(3,981)
Equity compensation plan (244,407 shares)	122	(122)	-	-	-
Exercise of stock options (8,174 shares)	4	283	-	-	287
Stock-based compensation	-	11,330	(954)	-	10,376
Other	-	(1,360)	-	1,189	(171)
Balance at December 31, 2023	$ 138,297	$ 4,137,696	$ 1,706,675	$ (86,485)	$ 5,896,183

See accompanying notes to consolidated financial statements.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars, except per share amounts)

	Years ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 498,226	$ 465,237	$ 431,612
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	343,695	321,177	297,952
Deferred income taxes	(79,845)	(23,045)	(8,514)
Provision for doubtful accounts	23,209	27,631	27,336
Stock-based compensation	11,323	12,206	10,078
Gain on sale of utility system and other assets	(65)	(991)	(1,589)
Net change in receivables, deferred purchased gas costs, inventory and prepayments	189,989	(223,335)	(109,605)
Net change in payables, accrued interest, accrued taxes and other accrued liabilities	(14,559)	53,761	5,190
Pension and other postretirement benefits contributions	(20,343)	(22,027)	(15,135)
Other	(18,043)	(10,308)	7,354
Net cash flows from operating activities	933,587	600,306	644,679
Cash flows from investing activities:			
Property, plant and equipment additions, including the debt component of allowance for funds used during construction of $5,241, $6,047 and $4,510	(1,199,103)	(1,062,763)	(1,020,519)
Acquisitions of utility systems and other, net	(45,303)	(116,891)	(36,326)
Net proceeds from the sale of utility systems and other assets	41,758	1,081	1,819
Other	(19,080)	271	(1,032)
Net cash flows used in investing activities	(1,221,728)	(1,178,302)	(1,056,058)
Cash flows from financing activities:			
Customers' advances and contributions in aid of construction	23,982	11,714	15,264
Repayments of customers' advances	(8,471)	(5,006)	(7,725)
Net proceeds (repayments) of short-term debt	(68,377)	163,500	(13,350)
Proceeds from long-term debt	1,207,619	1,646,742	1,095,171
Repayments of long-term debt	(876,379)	(977,175)	(769,546)
Change in cash overdraft position	(15,336)	(53,028)	37,719
Proceeds from issuance of common stock under dividend reinvestment plan	16,005	16,619	16,799
Proceeds from issuance of common stock from forward equity sale agreement	-	-	299,739
Proceeds from issuance of common stock from at-the-market sale agreement	322,983	63,040	-
Proceeds from exercised stock options	287	2,475	4,172
Repurchase of common stock	(3,981)	(1,192)	(3,291)
Dividends paid on common stock	(316,806)	(288,632)	(258,650)
Other	(171)	(230)	817
Net cash flows from financing activities	281,355	578,827	417,119
Net increase (decrease) in cash and cash equivalents	(6,786)	831	5,740
Cash and cash equivalents at beginning of year	11,398	10,567	4,827
Cash and cash equivalents at end of year	$ 4,612	$ 11,398	$ 10,567
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 272,532	$ 225,820	$ 201,792
Income taxes	7,839	11,269	5,692
Non-cash investing activities:			
Property, plant and equipment additions purchased at the period end, but not yet paid	$ 102,770	$ 102,129	$ 95,945
Non-cash utility property contributions	56,297	35,698	36,882

See accompanying notes to consolidated financial statements.

Refer to Note 15 – *Employee Stock and Incentive Plan* for a description of non-cash activities.

(In thousands of dollars, except per share amounts)

Note 1 – *Summary of Significant Accounting Policies*

Nature of Operations ─ Essential Utilities, Inc. ("Essential Utilities," the "Company," "we," "our", or "us") is the holding company for regulated utilities providing water, wastewater, or natural gas services concentrated in Pennsylvania, Ohio, Texas, Illinois, North Carolina, New Jersey, Indiana, Virginia, and Kentucky under the Aqua and Peoples brands. One of our largest operating subsidiaries is Aqua Pennsylvania, Inc., which accounted for approximately 56% of our Regulated Water segment's operating revenues and approximately 68% of our Regulated Water segment's income for 2023. As of December 31, 2023, Aqua Pennsylvania provided water or wastewater services to approximately one-half of the total number of Regulated Water customers we serve. Aqua Pennsylvania's service territory is located in the suburban areas north and west of the City of Philadelphia and in 27 other counties in Pennsylvania. The Company's other regulated water or wastewater utility subsidiaries provide similar services in seven additional states. Our Peoples subsidiaries provide natural gas service to approximately 744,000 customers in western Pennsylvania and Kentucky. Approximately 95% of the total number of natural gas utility customers we serve are in western Pennsylvania. The Company also operates market-based activities, conducted through its non-regulated subsidiaries, that provide utility service line protection solutions and repair services to households and gas marketing and production activities.

In December 2022, the Company signed an agreement to sell its regulated natural gas utility assets in West Virginia, which represented approximately two percent of the Company's regulated natural gas customers. The sale closed on October 1, 2023, and concluded our regulated utility operations in West Virginia. In October 2023, the Company entered into an agreement to sell its interest in three non-utility local microgrid and distribution energy projects. This sale was completed in January 2024. See Note 6 – *Assets Held for Sale and Dispositions* for further information.

Regulation ─ Most of the operating companies that are regulated public utilities are subject to regulation by the utility commissions of the states in which they operate. The respective utility commissions have jurisdiction with respect to rates, service, accounting procedures, issuance of securities, acquisitions and other matters. Some of the operating companies that are regulated public utilities are subject to rate regulation by county or city government. Regulated public utilities follow the Financial Accounting Standards Board's ("FASB") accounting guidance for regulated operations, which provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current rates or are considered probable of being included in future rates. Costs, for which the Company has received or expects to receive prospective rate recovery, are deferred as a regulatory asset and amortized over the period of rate recovery in accordance with the FASB's accounting guidance for regulated operations. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in Company's rates charged for utility service. If, as a result of a change in circumstances, it is determined that a regulated operating company no longer meets the criteria to apply regulatory accounting, the operating company would have to discontinue regulatory accounting and write-off the respective regulatory assets and liabilities. See Note 6 - *Regulatory Assets and Liabilities* for further information regarding the Company's regulatory assets.

The Company makes significant judgments and estimates to record regulatory assets and liabilities. For each regulatory jurisdiction with regulated operations, the Company evaluates at the end of each reporting period, whether the regulatory assets and liabilities continue to meet the probable criteria for future recovery or refund. The evaluation considers factors such as regulatory orders or guidelines, in the same regulatory jurisdiction, of a specific matter or a similar matter, as provided to the Company in the past or to other regulated utilities. In addition, the evaluation may be impacted by changes in the regulatory environment and pending or new legislation that could impact the ability to recover costs through regulated rates. There may be multiple participants to rate or transactional regulatory proceedings who might offer different views on various aspects of such proceedings, and in these instances, may challenge the prudence of our business policies and practices, seek cost disallowances or request other relief.

Use of Estimates in Preparation of Consolidated Financial Statements ─ The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Basis of Presentation – The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Property, Plant and Equipment and Depreciation ─ Property, plant and equipment consist primarily of utility plant. The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overheads, and for additions meeting certain criteria, allowance for funds used during construction. Utility systems acquired are typically recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. Further, utility systems acquired under fair value regulations would be recorded based on the valuation of the utility plant as approved by the respective utility commission. The difference between the estimated original cost, less applicable accumulated depreciation, and the purchase price may be recorded as an acquisition adjustment within utility plant as permitted by the applicable regulatory jurisdiction. At December 31, 2023 and 2022, utility plant includes a net credit acquisition adjustment of $6,444 and $6,076, respectively, which is generally being amortized from 10 to 53 years. Amortization of the acquisition adjustments totaled $2,103 in 2023, $2,788 in 2022, and $2,842 in 2021.

Utility expenditures for maintenance and repairs, including major maintenance projects and minor renewals, are charged to operating expenses when incurred in accordance with the system of accounts prescribed by the utility commissions of the states in which the company operates. The cost of new units of property and betterments are capitalized. Utility expenditures for water main cleaning and relining of pipes are deferred and are presented in net property, plant and equipment in accordance with the FASB's accounting guidance for regulated operations. As of December 31, 2023, $1,635 of these costs have been incurred since the last respective rate proceeding and the Company expects to recover these costs in future rates.

The cost of software upgrades and enhancements are capitalized if they result in added functionality, which enables the software to perform tasks it was previously incapable of performing. Information technology costs associated with major system installations, conversions and improvements, such as software training, data conversion and business process reengineering costs, are deferred as a regulatory asset if the Company expects to recover these costs in future rates. If these costs are not deferred, then these costs are charged to operating expenses when incurred. As of December 31, 2023, $44,238 of these costs have been deferred since the last respective rate proceeding as a regulatory asset, and the deferral is reported as a component of net property, plant and equipment.

When units of utility property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and such value, together with the net cost of removal, is charged to accumulated depreciation. To the extent the Company anticipates recovery of the cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is recorded as those costs are incurred. In some cases, the Company recovers retirement costs through rates during the life of the associated asset and before the costs are incurred. These amounts, which are not yet utilized, result in a regulatory liability being reported based on the amounts previously recovered through customer rates.

The straight-line remaining life method is used to compute depreciation on utility plant. Generally, the straight-line method is used with respect to transportation and mechanical equipment, office equipment and laboratory equipment.

Impairment of Long-Lived Assets - Long-lived assets of the Company, which consist primarily of utility plant in service, operating lease right-of-use assets and intangible assets, are reviewed for impairment when changes in circumstances or events occur. These circumstances or events could include a decline in the market value or physical condition of a long-lived asset, an adverse change in the manner in which long-lived assets are used or planned to be used, a change in historical trends, operating cash flows associated with the long-lived assets, changes in macroeconomic conditions, industry and market conditions, or overall financial performance. When these circumstances or events occur, the Company determines whether it is more likely than not that the fair value of those assets is less than their carrying amount. If the Company determines that it is more likely than not (that is, the likelihood of more than 50 percent), the Company would recognize an impairment charge if it is determined that the carrying amount of an asset exceeds the sum of the undiscounted estimated cash flows. In this circumstance, the Company would recognize an impairment charge equal to the difference between the carrying amount and the fair value of the asset. Fair value is estimated to be the

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

present value of future net cash flows associated with the asset, discounted using a discount rate commensurate with the risk and remaining life of the asset. During the years ended December 31, 2022 and 2021, the Company recorded an impairment loss to write down a portion of the operating lease right-of-use asset for office space not used in operations to fair value. Refer to Note 10 – *Leases*, for further details.

Regulatory assets are reviewed for the continued application of the FASB accounting guidance for regulated operations. The Company's review determines whether there have been changes in circumstances or events, such as regulatory disallowances, or abandonments, that have occurred that require adjustments to the carrying value of these assets. Adjustments to the carrying value of these assets would be made in instances where their inclusion in the rate-making process is unlikely. For utility plant in service, we would recognize an impairment loss for any amount disallowed by the respective utility commission.

Allowance for Funds Used During Construction – The allowance for funds used during construction ("AFUDC") represents the capitalized cost of funds used to finance the construction of utility plant. In general, AFUDC is applied to construction projects requiring more than one month to complete. No AFUDC is applied to projects funded by customer advances for construction, contributions in aid of construction, or applicable state-revolving fund loans. AFUDC includes the net cost of borrowed funds and a rate of return on other funds when used and is recovered through rates as the utility plant is depreciated. The amount of AFUDC related to equity funds in 2023 was $11,726, 2022 was $17,618, and 2021 was $16,282. No interest was capitalized by our market-based businesses.

Lease Accounting – The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. We enter into operating lease contracts for the right to utilize certain land, office facilities, office equipment, and vehicles from third parties. For contracts that extend for a period greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheet. The present value of each lease is based on the future minimum lease payments in accordance with Accounting Standards Codification ("ASC") 842 and is determined by discounting these payments using an incremental borrowing rate.

Recognition of Revenues – The Company recognizes revenue as utility services are provided to our customers, which happens over time as the services are delivered and the performance obligation is satisfied. The Company's utility revenues recognized in an accounting period includes amounts billed to customers on a cycle basis and unbilled amounts based on estimated usage from the last billing to the end of the accounting period. Unbilled amounts are calculated by deriving estimates based on an average usage of the prior month. The Company's actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to our estimates are determined.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Generally, payment is due within 30 days once a bill is issued to a customer. Sales tax and other taxes we collect on behalf of government authorities, concurrent with our revenue-producing activities, are primarily excluded from revenue. The following table presents our revenues disaggregated by major source and customer class for the years ended December 31:

2023	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	641,351	$	139,188	$	519,406	$	-
Commercial		180,731		35,530		111,272		-
Fire protection		41,257		-		-		-
Industrial		33,949		2,087		3,232		-
Gas transportation		-		-		184,598		-
Other water		51,527		-		-		-
Other wastewater		-		10,589		-		-
Other utility		-		-		43,163		14,863
Revenues from contracts with customers		948,815		187,394		861,671		14,863
Alternative revenue program		2,236		68		2,088		-
Other and eliminations		-		-		-		36,689
Consolidated	$	951,051	$	187,462	$	863,759	$	51,552

2022	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	607,473	$	122,612	$	720,490	$	-
Commercial		168,460		30,340		149,653		-
Fire protection		38,970		-		-		-
Industrial		32,581		1,755		5,636		-
Gas transportation		-		-		205,825		-
Other water		55,389		-		-		-
Other wastewater		-		10,676		-		-
Other utility		-		-		61,393		11,478
Revenues from contracts with customers		902,873		165,383		1,142,997		11,478
Alternative revenue program		3,309		(71)		365		-
Other and eliminations		-		-		-		61,698
Consolidated	$	906,182	$	165,312	$	1,143,362	$	73,176

2021	Water Revenues		Wastewater Revenues		Natural Gas Revenues		Other Revenues
Revenues from contracts with customers:							
Residential	$	561,996	$	99,931	$	530,338	$	-
Commercial		151,071		22,060		99,596		-
Fire protection		35,984		-		-		-
Industrial		30,230		1,729		3,427		-
Gas transportation		-		-		198,195		-
Other water		53,488		-		-		-
Other wastewater		-		8,860		-		-
Customer rate credits		-		-		(5,000)		-
Other utility		-		-		32,812		13,358
Revenues from contracts with customers		832,769		132,580		859,368		13,358
Alternative revenue program		1,760		(264)		534		-
Other and eliminations		-		-		-		38,039
Consolidated	$	834,529	$	132,316	$	859,902	$	51,397

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Revenues from Contracts with Customers – These revenues are composed of four main categories: water, wastewater, natural gas, and other. Water revenues represent revenues earned for supplying customers with water service. Wastewater revenues represent revenues earned for treating wastewater and releasing it into the environment. Natural gas revenues represent revenues earned for the gas commodity and delivery of natural gas to customers. Other revenues are associated fees that relate to our utility businesses but are not water, wastewater, or natural gas revenues. Refer to the description below for a discussion of the performance obligation for each of these revenue streams.

- Tariff Revenues – These revenues are categorized by customer class: residential, commercial, fire protection, industrial, gas transportation, other water, and other wastewater. The rates that generate these revenues are approved by the respective state utility commission, and revenues are billed cyclically and accrued for when unbilled. The regulated natural gas rates are set and adjusted for increases or decreases in our purchased gas costs through purchased gas adjustment mechanisms. Purchased gas adjustment mechanisms provide us with a means to recover purchased gas costs on an ongoing basis without filing a rate case. Other water and other wastewater revenues consists primarily of fines, penalties, surcharges, and availability lot fees. Our performance obligation for tariff revenues is to provide potable water, wastewater treatment service, or delivery and sale of natural gas to customers. This performance obligation is satisfied over time as the services are rendered. The amounts that the Company has a right to invoice for tariff revenues reflect the right to consideration from the customers in an amount that corresponds directly with the value transferred to the customer for the performance completed to date.

- Other Utility Revenues – Other utility revenues represent revenues earned primarily from: antenna revenues, which represents fees received from telecommunication operators that have put cellular antennas on our water towers; operation and maintenance and billing contracts, which represent fees earned from municipalities for our operation of their water or wastewater treatment services or performing billing services; and fees earned from developers for accessing our water mains, miscellaneous service revenue from gas distribution operations, gas processing and handling revenue, sales of natural gas at market-based rates and contracted fixed prices, sales of gas purchased from third parties, and other gas marketing activities. The performance obligations vary for these revenues, but all are primarily recognized over time as the service is delivered.

- Alternative Revenue Program:
    - Water / Wastewater Revenues – These revenues represent the difference between the actual billed utility volumetric water and wastewater revenues for Aqua Illinois and the revenues set in the last Aqua Illinois rate case. In accordance with the Illinois Commerce Commission, we recognize revenues based on the target amount established in the last rate case, and then record either a regulatory asset or liability based on the cumulative annual difference between the target and actual amounts billed, which results in either a payment from customers or a refund due to customers. The cumulative annual difference is either refunded to customers or collected from customers over a nine-month period.

    - Natural Gas Revenues – These revenues represent the weather-normalization adjustment ("WNA") mechanism in place for our natural gas customers served in Kentucky. The WNA serves to minimize the effects of weather on the Company's results for its residential and small commercial natural gas customers. This regulatory mechanism adjusts revenues earned for the variance between actual and normal weather and can have either positive (warmer than normal) or negative (colder than normal) effects on revenues. Customer bills are adjusted in the December through April billing months, with rates adjusted for the difference between actual revenues and revenues calculated under this mechanism billed to the customers.

    These revenue programs represent a contract between the utility and its regulators, not customers, and therefore are not within the scope of the FASB's accounting guidance for recognizing revenue from contracts with customers.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

- Other and Eliminations – Other and eliminations consist of market-based revenues, which are earned through our non-regulated natural gas operations and Aqua Resources, and intercompany activities for revenue billed between our subsidiaries. Our non-regulated natural gas operations consist of utility service line protection solutions and repair services for households and the operation of gas marketing and production entities. Revenue is recognized and the performance obligation is satisfied over time as the service is delivered. Aqua Resources earned revenues and continues to earn revenue through third-party water and sewer service line protection and repair services. For the service line protection business, the performance obligations are allowing the use of our logo to a third-party water and sewer service line repair provider. Revenues are primarily recognized over time as service is delivered.

Cash and Cash Equivalents ─ The Company considers all highly liquid investments with an original maturity of three months or less, which are not restricted for construction activity, to be cash equivalents.

The Company had a book overdraft, which represents transactions that have not cleared the bank accounts at the end of the period, for specific disbursement cash accounts of $13,358 and $28,694 at December 31, 2023 and 2022, respectively. The Company transfers cash on an as-needed basis to fund these items as they clear the bank in subsequent periods. The balance of the book overdraft is reported as book overdraft and the change in the book overdraft balance is reported as cash flows from financing activities, due to our ability to fund the overdraft with the Company's credit facility.

Accounts Receivable ─ Accounts receivable are recorded at the invoiced amounts, which consists of billed and unbilled revenues. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in our existing accounts receivable and is determined based on lifetime expected credit losses and the aging of account balances. The Company reviews the allowance for doubtful accounts quarterly. Account balances are written off against the allowance when it is probable the receivable will not be recovered. When utility customers request extended payment terms, credit is extended based on regulatory guidelines, and collateral is not required.

Inventories – Materials and Supplies – Inventories are stated at cost. Cost is determined using the first-in, first-out method.

Inventory – Gas Stored – The Company accounts for gas in storage inventory using the weighted average cost of gas method.

Assets Held for Sale ─ When the Company makes a decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. Assets held for sale are measured at the lower of their carrying amount or fair value less cost to sell. For long-lived assets or disposal groups that are classified as held for sale but do not meet the criteria for discontinued operations, the assets and liabilities are presented separately on the consolidated balance sheet of the initial period in which it is classified as held for sale. The major classes of assets and liabilities classified as held for sale are disclosed in the notes to the consolidated financial statements. See *"Note 3 – Assets Held for Sale and Dispositions"*.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Goodwill — Goodwill represents the excess cost over the fair value of net tangible and identifiable intangible assets acquired through acquisitions. Goodwill is not amortized but is tested for impairment annually, or more often, if circumstances indicate a possible impairment may exist. When testing goodwill for impairment, we may assess qualitative factors, including macroeconomic conditions, industry and market considerations, changes to regulatory environment, recent regulatory and legislative proceedings, cost factors, overall financial performance, and entity specific events, for some or all of our reporting units to determine whether it's more likely than not that the fair value of a reporting unit is less than its carrying amount. Alternatively, based on our assessment of the qualitative factors previously noted or at our discretion, we may perform a quantitative goodwill impairment test by determining the fair value of a reporting unit. If we perform a quantitative test and determine that the fair value of a reporting unit is less than its carrying amount, we would record an impairment loss for the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the reporting unit's carrying amount of goodwill.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We assigned assets and liabilities to each reporting unit based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was assigned to the reporting units based on a combination of specific identification and relative fair values.

Determining the fair value of our reporting units involves the use of significant estimates and assumptions and considerable management judgment. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. We estimated the fair value of reporting units by weighting results from the market approach and the income approach. These valuation approaches consider a number of factors that include, but are not limited to, prospective financial information, growth rates, terminal value, discount rates, and comparable multiples from publicly traded companies in our industry. Changes in market conditions, changes in the regulatory environment, pending or new legislation that could impact the ability to recover costs through regulated rates or other factors outside of our control, could cause us to change key assumptions and our judgment about a reporting unit's prospects. Similarly, in a specific period, a reporting unit could significantly underperform relative to its historical or projected future operating results. Either situation could result in a meaningfully different estimate of the fair value of our reporting units, and a consequent future impairment charge.

During the fourth quarter of 2023, as part of the annual goodwill assessment as of October 1, 2023, we elected to perform a quantitative goodwill impairment assessment on the goodwill attributable to our Regulated Natural Gas reporting unit and a qualitative assessment for our Regulated Water and Other reporting units. Based on our analysis, we determined that none of the goodwill of our reporting units was impaired.

The following table summarizes the changes in the Company's goodwill:

	Regulated Water	Regulated Natural Gas	Other	Consolidated
Balance at December 31, 2021	$ 58,527	$ 2,277,447	$ 4,841	$ 2,340,815
Goodwill acquired	-	-	-	-
Reclassifications to utility plant acquisition adjustment	(23)	-	-	(23)
Balance at December 31, 2022	58,504	2,277,447	4,841	2,340,792
Goodwill acquired	-	-	-	-
Reclassifications to utility plant acquisition adjustment	(54)	-	-	(54)
Balance at December 31, 2023	$ 58,450	$ 2,277,447	$ 4,841	$ 2,340,738

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The reclassification of goodwill to utility plant acquisition adjustment results from either a regulatory order or a mechanism approved by the applicable utility commission. A regulatory order may provide for the one-time transfer of certain acquired goodwill. The mechanism provides for the transfer over time, and the recovery through customer rates, of goodwill associated with some acquisitions upon achieving specific objectives.

Intangible assets – The Company's intangible assets consist of customer relationships for our non-regulated natural gas operations and non-compete agreements with certain former employees of Peoples. These intangible assets are amortized on a straight-line basis over their estimated useful lives of fifteen years for the customer relationships and five years for the non-compete agreements.

Derivative Instruments – The Company's natural gas commodity price risk, driven mainly by price fluctuations of natural gas, is mitigated by its purchased-gas cost adjustment mechanisms. The Company also uses derivative instruments to economically hedge the cost of anticipated natural gas purchases during the winter heating months that seeks to offset the risk to the Company's utility customers from upward market price volatility. These strategies include requirements contracts, spot purchase contracts and underground storage to meet regulated customers' natural gas requirements that may have fixed or variable pricing. The variable price contracts qualify as derivative instruments; however, because the contract price is the prevailing price at the future transaction date the contract has no determinable fair value. The fixed price contracts and firm commitments to purchase a fixed quantity of gas in the future qualify for the normal purchases and normal sales exception that is allowed for contracts that are probable of delivery in the normal course of business and, as such, are accounted for under the accrual basis and are not recorded at fair value in the Company's consolidated financial statements.

Deferred Charges and Other Assets ─ Deferred charges and other assets consist primarily of assets held to compensate employees in the future who participate in the Company's deferred compensation plan, and prepaid pension and other post-retirement benefit plans assets, which amounted to $26,442 and $43,025 as of December 31, 2023; and $24,962 and $43,827 as of December 31, 2022, respectively. The assets of the deferred compensation plan are invested in mutual funds which are carried on the consolidated balance sheet at fair market value, and changes in fair value are included in other expense (income), refer to Note 12 – *Fair Value of Financial Instruments* for further details.   Refer to Note 16 – *Pension Plans and Other Post-Retirement Benefit Plans* for further information on the prepaid pension and other post-retirement benefit plan assets.

As of December 31, 2022, deferred charges and other assets also included the non-current portion of the Company's interest in three non-utility local microgrid and distributed energy projects amounting to $63,204.   In October 2023, the Company entered to an agreement to sell their interests in these projects for $165,000. As of December 31, 2023, the balances associated with these projects of $63,182 are included in prepayments and other current assets in the consolidated balance sheets. In January 2024, the sale was completed. Refer to Note 3 – *Assets Held for Sale and Dispositions* for further details.

Income Taxes ─ The Company accounts for some income and expense items in different time periods for financial and tax reporting purposes. Deferred income taxes are provided on specific temporary differences between the tax basis of the assets and liabilities, and the amounts at which they are carried in the consolidated financial statements. The income tax effect of temporary differences not currently included in rates is recorded as deferred taxes with an offsetting regulatory asset or liability. These deferred income taxes are based on the enacted tax rates expected to be in effect when such temporary differences are projected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Investment tax credits are deferred and amortized over the estimated useful lives of the related properties. Judgment is required in evaluating the Company's Federal and state tax positions. Despite management's belief that the Company's tax return positions are fully supportable, the Company establishes reserves when it believes that its tax positions are likely to be challenged and it may not fully prevail in these challenges. The Company's provision for income taxes includes interest, penalties and reserves for uncertain tax positions.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Customers' Advances for Construction and Contributions in Aid of Construction – Utility mains, other utility property or, in some instances, cash advances to reimburse the Company for its costs to construct utility mains or other utility property, are contributed to the Company by customers, real estate developers and builders in order to extend utility service to their properties. The value of these contributions is recorded as customers' advances for construction. Over time, the amount of non-cash contributed property will vary based on the timing of the contribution of the non-cash property and the volume of non-cash contributed property received in connection with development in our service territories. The Company makes refunds on these advances over a specific period of time based on operating revenues related to the property, or as new customers are connected to and take service from the applicable water main. After all refunds are made, any remaining balance is transferred to contributions in aid of construction for our regulated water business. Contributions in aid of construction include direct non-refundable contributions and the portion of customers' advances for construction that become non-refundable. For our regulated gas business, non-refundable contributions are netted against the cost of the related utility mains or other utility property.

Based on regulatory conventions in states where the Company operates, generally our subsidiaries depreciate contributed property and amortize contributions in aid of construction at the composite rate of the related property. Contributions in aid of construction and customers' advances for construction are deducted from the Company's rate base for rate-making purposes, and therefore, no return is earned on contributed property.

Stock-Based Compensation – The Company records compensation expense in the financial statements for stock-based awards based on the grant date fair value of those awards. Stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on either a straight-line basis, or the graded vesting method, which is generally commensurate with the vesting term.

Fair Value Measurements – The Company follows the FASB's accounting guidance for fair value measurements and disclosures, which defines fair value and establishes a framework for using fair value to measure assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: inputs that are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, assets that are measured at fair value using the net asset value ("NAV") per share practical expedient are not classified in the fair value hierarchy.   There have been no changes in the valuation techniques used to measure fair value or asset or liability transfers between the levels of the fair value hierarchy for the years ended December 31, 2023 and 2022.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Recent Accounting Pronouncements —

Pronouncements to be adopted upon the effective date:

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (*Topic 740*): Improvements to Income Tax Disclosures".* The ASU enhances the transparency and decision usefulness of income tax disclosures and is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07 *Segment Reporting - Improving Reportable Segment Disclosures (Topic 280)*. The update is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the timing and impact of adopting the updated provisions.

Pronouncements adopted during the fiscal year:

In October 2021, the FASB issued accounting guidance on accounting for acquired revenue contracts with customers in a business combination. The guidance specifies for all acquired revenue contracts, regardless of their timing of payment, the circumstances in which the acquirer should recognize contract assets and contract liabilities that are acquired in a business combination, as well as how to measure those contract assets and contract liabilities. The updated accounting guidance is effective for fiscal years beginning after December 15, 2022 with early adoption permitted. The Company adopted this guidance effective January 1, 2023, and will apply it prospectively to business combinations occurring on or after that date.

Recently issued accounting standards or pronouncements not disclosed above have been excluded as they are not relevant to the Company.

Note 2 – *Acquisitions*

Water and Wastewater Utility Acquisitions – Pending Completion

In December 2023, the Company entered into a purchase agreement to acquire North Versailles wastewater assets in North Versailles Township, Pennsylvania which serves approximately 4,400 customers for between $25,000 and $30,000.

In September 2023, the Company entered into a purchase agreement to acquire Greenville Municipal Water Authority's water system in Greenville, Pennsylvania which serves approximately 3,000 customers for $18,000.

In June 2023, the Company entered into a purchase agreement to acquire Westfield HOA wastewater assets, which serves approximately 200 customers within Westfield Homeowners Subdivision in Glenview, Illinois for $50.

In April 2023, the Company entered into a purchase agreement to acquire Greenville Sanitary Authority's wastewater utility assets, which serves approximately 2,300 customers in Greenville, Pennsylvania for $18,000.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

In October 2021, the Company entered into a purchase agreement to acquire the wastewater utility assets of the City of Beaver Falls, Pennsylvania which consists of approximately 7,600 customers for $41,250.

The purchase price for each of these pending acquisitions is subject to certain adjustments at closing, and is subject to regulatory approval, including the final determination of the fair value of the rate base acquired. We plan to finance the purchase price of these acquisitions by utilizing our revolving credit facility until permanent debt and common equity are secured. These pending acquisitions are expected to close in 2024 or 2025. Closing for our utility acquisitions are subject to the timing of the respective regulatory approval processes.

DELCORA Purchase Agreement

In September 2019, the Company entered into a purchase agreement to acquire the wastewater utility system assets of the Delaware County Regional Water Quality Control Authority ("DELCORA"), which consists of approximately 16,000 customers, or the equivalent of 198,000 retail customers, in 42 municipalities in Southeast Pennsylvania for $276,500. There are several legal proceedings involving the Company as a result of the purchase agreement:

- In 2020, Delaware County, Pennsylvania (the "County") filed a lawsuit alleging that DELCORA did not have the legal authority to establish and fund a customer trust with the net proceeds of the transaction (the "County Lawsuit"). In 2020, the judge in the Delaware County Court lawsuit issued an order that (1) the County cannot interfere with the purchase agreement between DELCORA and the Company; (2) the County cannot terminate DELCORA prior to the closing of the transaction; and (3) the establishment of the customer trust was valid. The County appealed this decision to the Commonwealth Court of Pennsylvania.   On March 3, 2022, the Commonwealth Court issued a decision finding that the County can dissolve DELCORA if it so chooses, but the purchase agreement must be upheld regardless of who is operating the system. The case was remanded back to the trial court for the entry of an order consistent with the Commonwealth Court's opinion and the order was issued in September 2022 ("Remand Order"). Since then, the County has challenged the Remand Order that has resulted in the Remand Order being on appeal to the Commonwealth Court. The Commonwealth Court has scheduled oral argument on this appeal for April 2024.

- On January 25, 2023, DELCORA filed in the Delaware Court of Common Pleas a complaint for Declaratory Judgment against the Company and the County seeking resolution of whether the County Ordinance dissolving DELCORA is a final action prohibiting DELCORA from carrying out the material transaction of the Asset Purchase Agreement and, in the event that DELCORA retains the ability to close the transaction, whether DELCORA is permitted to exist as a trust (the "DELCORA Complaint"). The Company filed preliminary objections to the DELCORA complaint, which were scheduled for a hearing on October 12, 2023. However, prior to the scheduled hearing, the Court notified the parties that the hearing was canceled and would be re-listed after the parties receive the benefit of the Commonwealth Court's decision on the appeal addressed above.

The administrative law judges ("ALJ") in the regulatory approval process (the "PUC Process") recommended that the Company's application to acquire DELCORA be denied, and subsequently, the Company provided exceptions to the recommended decision. On March 30, 2021, the Pennsylvania Public Utility Commission ("PUC") ruled that the case be remanded back to the ALJ and vacated the original administrative law judges' recommended decision ("2021 Order"). This 2021 Order was also appealed to the Commonwealth Court by the County on April 29, 2021. A decision was issued by the Commonwealth Court on September 12, 2022, which dismissed the appeal of the County.

- After the PUC issued the 2021 Order, on April 16, 2021, the ALJ issued an order staying the proceeding until the County Lawsuit is final and unappealable. On March 25, 2022, the Company sent a letter notifying the PUC of the March 3, 2022, Commonwealth Court decision (that originated in Delaware County Court of Common Pleas) and requested that the PUC move forward with processing the application. On July 14, 2022, the Commission moved to lift the stay imposed by the ALJ, and required the ALJ to establish a schedule on remand for the proceeding. The ALJ established a procedural schedule for the remand proceeding, which was subsequently stayed.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

- On August 17, 2022, the Receiver for the City of Chester filed suit in Delaware County Common Pleas Court against DELCORA premised upon the claimed reversionary interest of the City of Chester in some of DELCORA's assets. The Company intervened in that matter and filed preliminary objections. Following a hearing on the Company's preliminary objections, the Receiver for the City of Chester discontinued the case without prejudice.

- On January 26, 2023, several parties involved in the PUC case filed a joint motion for stay based on the DELCORA Complaint and referenced the City of Chester's bankruptcy filing in which the City of Chester has asserted reversionary contract interests regarding some of DELCORA's wastewater assets. On February 6, 2023, the ALJ stayed the PUC Process.

- On May 23, 2023, the United States Bankruptcy Court issued an order in the City of Chester's bankruptcy filing staying the PUC Process until relief from the stay is granted by the Bankruptcy Court. The Company appealed the Bankruptcy Court stay order to the United States District Court for the Eastern District of Pennsylvania and is awaiting the Court decision whether oral argument will be scheduled or a decision rendered based solely on the briefing.

- On June 16, 2023, the Company filed a Complaint against DELCORA in the Delaware County Court of Common Pleas requesting a declaratory judgment and injunctive relief regarding breach of the Asset Purchase Agreement in acting outside the ordinary course of business by attempting to enter into a new agreement with Philadelphia Water Department ("PWD") for the treatment of wastewater without the Company's consent. DELCORA filed an answer, new matter and counterclaim against the Company, alleging that the Company has tortiously interfered with DELCORA's contract with PWD. The Company filed preliminary objections to the counterclaim, and DELCORA filed an amended counterclaim. The Company filed preliminary objections to the amended counterclaim, and on October 9, 2023, DELCORA filed a second amended counterclaim, to which the Company filed preliminary objections. The preliminary objections remain pending before the Court.

The purchase price for this pending acquisition is subject to certain adjustments at closing, and is subject to regulatory approval, including the final determination of the fair value of the rate base acquired. We plan to finance the purchase price of this acquisition with a mix of equity and debt financing, utilizing our revolving credit facility until permanent debt is secured. Closing of our acquisition of DELCORA is subject to the timing of the above-described regulatory approval process and on-going litigation.

Water and Wastewater Utility Acquisitions - Completed

In July 2023, the Company completed the following water utility asset acquisitions: Shenandoah Borough, Pennsylvania, which serves approximately 2,900 customers for $12,291; La Rue, an Ohio municipality, which serves approximately 300 customers for $2,253; and, Southern Oaks Water System, which serves approximately 800 customers in Texas for $3,321. Additionally, in July 2023, the Company completed their acquisition of a portion of the water and wastewater utility assets of the Village of Frankfort, an Illinois municipality, which serves approximately 1,500 customers for $1,424.

In June 2023, the Company acquired the wastewater utility assets of Union Rome, Ohio, which serves approximately 4,300 customers for a cash purchase price of $25,547.

In March 2023, the Company acquired the North Heidelberg Sewer Company in Berks County, Pennsylvania, which serves approximately 300 customer connections for a cash purchase price of $136.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

In November 2022, the Company acquired certain water utility assets of Oak Brook, Illinois, which serve 2,037 customers for a cash purchase price of $12,500.

On July 29, 2022, the Pennsylvania Public Utility Commission issued an order (the "PUC Order") approving the Company's acquisition of the municipal wastewater assets of East Whiteland Township, Chester County, Pennsylvania, which serves 4,018 customers (the "East Whiteland Wastewater Assets"). On August 12, 2022, the Company acquired the East Whiteland Wastewater Assets for a cash purchase price of $54,374. Subsequently on August 25, 2022, the Office of Consumer Advocate ("OCA") filed an appeal of the PUC Order to the Pennsylvania Commonwealth Court. On July 31, 2023, a decision was issued by the Pennsylvania Commonwealth Court, in which the Pennsylvania Commonwealth Court agreed with the OCA and reversed the PUC order which approved the acquisition. On September 26, 2023, the Pennsylvania Commonwealth Court denied our motion for reargument. On October 26, 2023, the Company, the Pennsylvania Public Utility Commission, and East Whiteland Township filed an appeal to the Pennsylvania Supreme Court. East Whiteland Township filed to Supplement its Petition for Allowance of Appeal on January 2, 2024. On January 16, 2024, the Company, the OCA and the PUC filed Answers to East Whiteland Township's Petition. The Company is currently waiting to see if the Supreme Court will grant allocatur. Management believes the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

In March 2022, the Company acquired the wastewater system of Lower Makefield Township, which serves 11,323 customer connections in Lower Makefield, Falls, and Middletown townships, and Yardley Borough, Bucks County, Pennsylvania, for a cash purchase price of $53,000. The purchase price allocation for these acquisitions consisted primarily of property, plant and equipment.

In August 2021, the Company acquired the water utility system assets of The Commons Water Supply, Inc., which serves 992 customers in Harris County, Texas, and the wastewater utility system assets of the Village of Bourbonnais, which serves approximately 6,500 customers in Kankakee County, Illinois. The total cash purchase prices for these utility systems were $4,000 and $32,100, respectively. The purchase price allocation for these acquisitions consisted primarily of property, plant and equipment.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for these utility systems acquired in 2023 are $3,290.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for the utility systems acquired in 2022 were $18,039 in 2023 and $11,393 in 2022.

The operating revenues included in the consolidated financial statements of the Company during the period owned by the Company for the utility systems acquired in 2021 were $7,930 in 2023, $7,421 in 2022, and $2,462 in 2021.

The pro forma effect of the utility systems acquired is not material either individually or collectively to the Company's results of operations.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 3 – *Assets Held for Sale and Dispositions*

In December 2022, the Company entered into a definitive agreement with Hope Gas, Inc. for the sale of its regulated natural gas utility assets in West Virginia, which served approximately 13,000 customers or about 2% of the Company's regulated natural gas customers ("Peoples Gas West Virginia"). The Peoples Gas West Virginia sale closed on October 1, 2023 for an estimated purchase price of $39,965, subject to working capital and other adjustments. The sale of Peoples Gas West Virginia had no major effect on the Company's operations and did not meet the requirements to be classified as discontinued operations. The assets and liabilities of Peoples Gas West Virginia were reported as held for sale in the accompanying consolidated balance sheet, and consist of the following as of December 31, 2022.

Inventory - gas stored	$	2,807
Other current assets		3,284
Regulatory assets		5,076
Current assets held for sale	$	11,167
Property, plant and equipment, net		30,267
Regulatory assets and other		1,857
Non-current assets held for sale	$	32,124
Current liabilities related to assets held for sale	$	3,263
Regulatory liabilities		649
Other long-term liabilities		325
Non-current liabilities related to assets held for sale	$	974

In October 2023, the Company entered into an agreement to sell its interest in three non-utility local microgrid and distributed energy projects for $165,000. As of December 31, 2023, balances associated with these projects are included in prepayments and other current assets in the consolidated balance sheets totaling $63,182. As of December 31, 2022, balances associated with these projects are included in deferred charges and other assets, and prepayments and other current assets, amounting to $63,204 and $2,517, respectively. The sale was subject to various closing conditions and regulatory approvals and was completed in January 2024. The sale of these projects had no major effect on the Company's operations and did not meet the requirements to be classified as discontinued operations.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 4 – *Property, Plant and Equipment*

	December 31,		Approximate Range of Useful Lives	Weighted Average Useful Life
	2023	2022		
Regulated Water segment:				
Utility plant and equipment				
Mains and accessories	$ 4,523,718	$ 4,213,197	26-90 years	73 years
Services, hydrants, treatment plants and reservoirs	3,140,497	2,910,496	5-89 years	56 years
Operations structures and water tanks	413,147	388,596	15-80 years	48 years
Miscellaneous pumping and purification equipment	1,237,967	1,131,975	7-76 years	41 years
Meters, transportation and other operating equipment	1,104,643	1,045,053	5-84 years	28 years
Land and other non-depreciable assets	143,752	133,618	-	-
Utility plant and equipment - regulated water segment	10,563,724	9,822,935	-	-
Utility construction work in progress	315,973	366,777	-	-
Net utility plant acquisition adjustment	(6,444)	(6,076)	10-53 years	22 years
Non-utility plant and equipment	20,019	20,561	17-64 years	58 years
Property, Plant and Equipment - Regulated Water segment	10,893,272	10,204,197		
Regulated Natural Gas segment:				
Natural gas transmission	429,465	398,658	5-93 years	67 years
Natural gas storage	62,157	61,639	5-85 years	44 years
Natural gas gathering and processing	147,700	144,337	5-77 years	59 years
Natural gas distribution	2,733,054	2,206,434	25-78 years	63 years
Meters, transportation and other operating equipment	613,653	568,305	5-61 years	23 years
Land and other non-depreciable assets	4,139	4,187	-	-
Utility plant and equipment - Regulated Natural Gas segment	3,990,168	3,383,560		
Utility construction work-in-progress	93,581	149,630	-	-
Property, plant and equipment - Regulated Natural Gas segment	4,083,749	3,533,190		
Total property, plant and equipment	$ 14,977,021	$ 13,737,387		

Note 5 – *Accounts Receivable*

	December 31,	
	2023	2022
Billed utility revenue	$ 199,986	$ 265,504
Other	4,887	4,801
	204,873	270,305
Less allowance for doubtful accounts	60,573	63,981
Net accounts receivable	$ 144,300	$ 206,324

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

As of December 31, 2023, the Company's utility customers are located principally in the following states: 66% in Pennsylvania, 9% in Ohio, 6% in North Carolina, 5% in Texas, and 5% in Illinois. No single customer accounted for more than one percent of the Company's utility operating revenues during the years ended December 31, 2023, 2022, and 2021. The following table summarizes the changes in the Company's allowance for doubtful accounts:

	2023	2022	2021
Balance at January 1,	$ 63,981	$ 58,073	$ 40,099
Amounts charged to expense	23,209	27,631	27,336
Accounts written off	(27,759)	(22,507)	(19,731)
Recoveries of accounts written off and other (a)	1,142	784	10,369
Balance at December 31,	$ 60,573	$ 63,981	$ 58,073

(a)Recoveries of accounts written off and other in 2021 includes measurement period adjustments of $12,851 from the Peoples Gas Acquisition before the measurement period ended.

Note 6 – *Regulatory Assets and Liabilities*

Regulatory assets represent costs that are probable to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts recovered from customers in advance of incurring the costs. Except for income taxes and utility plant retirement costs, regulatory assets and regulatory liabilities are excluded from the Company's rate base and do not earn a return. The components of regulatory assets and regulatory liabilities are as follows:

	December 31, 2023		December 31, 2022	
	Regulatory Assets	Regulatory Liabilities	Regulatory Assets	Regulatory Liabilities
Income taxes	$ 1,553,111	$ 599,088	$ 1,164,294	$ 571,110
Purchased gas costs	21,019	29,807	15,435	28,955
Utility plant retirement costs	38,148	68,815	36,440	64,212
Post-retirement benefits	80,000	153,816	51,810	142,390
Accrued vacation	1,877	-	3,231	-
Water tank painting	17,044	-	10,385	-
Fair value adjustment of long-term debt assumed in acquisition	38,482	-	49,954	-
Debt refinancing	12,674	-	13,906	-
Rate case filing expenses and other	33,617	654	16,570	7,363
	$ 1,795,972	$ 852,180	$ 1,362,025	$ 814,030

Items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related to specific differences between tax and book depreciation expense, are recognized in the rate setting process on a cash basis or as a reduction in current income tax expense and will be recovered as they reverse. Amounts include differences that arise between specific utility asset improvement costs capitalized for book and deducted as an expense for tax purposes. Additionally, the recording of AFUDC for equity funds results in the recognition of a regulatory asset for income taxes, which represents amounts due related to the revenue requirement. The Company records regulatory assets when a valuation allowance is recorded on deferred tax assets, associated with state NOLs that the Company does not believe are more likely than not to be realized, and are expected to be fully recovered from customers in future rates. Regulatory liabilities are refundable in future rate filings based on the difference between the amount of the income tax benefits that were incorporated into the Company's cost of service in its latest rate case as compared to the actual income tax benefits recognized.

A portion of the regulatory liability for income taxes is related to Aqua Pennsylvania's income tax accounting change for the tax benefits realized on the Company's 2012 tax return, which have not yet reduced current income tax expense due to a rate order requiring a ten year amortization period which began in 2013. Beginning in 2013, the Company amortized

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

$38,000, annually, of its deferred income tax benefits, which reduced current income tax expense. In 2022, the amortization period for this regulatory liability was extended for an additional three years. A portion of the income taxes regulatory liability is also related to Peoples Natural Gas' income tax accounting change for the tax benefits expected to be realized for the periods prior to adoption on March 16, 2020. The Company recorded a regulatory liability for this catch-up adjustment in the amount of $160,655 in 2020, and it remained on the consolidated balance sheet as of December 31, 2020. In May 2021, the Company received a regulatory order directing the Company to refund the catch-up adjustment to its utility customers over a five-year period, which was initiated by the Company in August 2021. In 2022, the Company made a similar change for its Peoples Gas and Aqua New Jersey subsidiaries, resulting in the recognition of a regulatory liability for each of these subsidiaries for the tax benefits prior to the year of adoption.

The regulatory asset or liability for purchased gas costs reflects the differences between actual purchased gas costs and the levels of recovery for these costs in current rates. The unrecovered costs are recovered and the over-recovered costs are refunded in future periods, typically within a year, through quarterly and annual filings with the applicable state regulatory agency.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred that are expected to be recovered in future rates over a five year recovery period. The regulatory liability for utility plant retirement costs represents amounts recovered through rates during the life of the associated asset and before the costs are incurred.

The regulatory asset for accrued vacation represents costs that would otherwise be charged to operations and maintenance expense for vacation that is earned by employees, which is recovered as a cost of service.

The regulatory asset for post-retirement benefits, which includes pension and other post-retirement benefits, primarily reflects a regulatory asset that has been recorded for the costs that would otherwise be charged to stockholders' equity for the underfunded status of the Company's pension and other post-retirement benefit plans. The Company also has a regulatory asset related to post-retirement benefits costs that represent costs already incurred which are now being or anticipated to be recovered in rates over a period ranging from approximately 10 to 37 years. The regulatory liability for post-retirement benefits represents costs recovered in rates in excess of post-retirement benefits expense.

Expenses associated with water tank painting are deferred and amortized over a period of time as approved in the regulatory process. Water tank painting costs are generally being amortized over a period ranging from 10 to 20 years. The regulatory liability for water tank painting costs represents amounts recovered through rates and before the costs are incurred.

The Company recorded a fair value adjustment for fixed rate, long-term debt assumed in acquisitions that matures in various years ranging from 2024 to 2033. The regulatory asset or liability results from the rate setting process continuing to recognize the historical interest cost of the assumed debt.

The regulatory asset for debt refinancing represents a portion of a make whole payment of $25,237 incurred in 2019 for the Company's redemption of $313,500 of the Company's outstanding notes that had maturities ranging from 2019-2037 and interest rates ranging from 3.57-5.83%. The Company deferred a portion of the make whole payment as it represents an amount by which we expect to receive prospective rate recovery.

The regulatory asset related to rate case filing expenses and other represents the costs associated with filing for rate increases that are deferred and amortized over periods that generally range from one year to five years, and costs incurred by the Company for which it has received or expects to receive rate recovery. Other regulatory assets also include the financial impacts of customer-owned lead service line replacement costs and regulatory balancing accounts. Regulatory balancing accounts represent the difference between revenues recognized and authorized revenue requirements until they are recovered from customers, and low-income customer assistance programs.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The regulatory asset related to the costs incurred for information technology software projects and water main cleaning and relining projects are described in Note 1 – *Summary of Significant Accounting Policies – Property, Plant and Equipment and Depreciation*.

Note 7 – *Income Taxes*

Income tax benefit for the years ended December 31, is comprised of the following:

		Years Ended December 31,	
	2023	2022	2021
Current:			
Federal	$ 1,913	$ -	$ (5,132)
State	11,487	8,716	4,034
	13,400	8,716	(1,098)
Deferred:			
Federal	(103,617)	(8,258)	3,036
State	23,772	(14,787)	(11,550)
	(79,845)	(23,045)	(8,514)
Total income tax benefit	$ (66,445)	$ (14,329)	$ (9,612)

The statutory Federal tax rate is 21% for 2023, 2022, and 2021. For states with a corporate net income tax, the state corporate net income tax rates range from 2.5% to 9.99% for all years presented. The Company's effective income tax rate for 2023, 2022, and 2021 was (15.4)%, (3.2)%, and (2.3)%, respectively. The Company remains subject to examination by federal and state tax authorities for the 2020 through 2023 tax years.

The differences between income taxes expected at the federal statutory rate and the reported income tax benefit are described below:

	Years Ended December 31,		
	2023	2022	2021
Computed Federal tax expense at statutory rate	$ 90,674	$ 94,691	$ 88,620
Decrease in Federal tax expense related to the flow through benefit of repair deductions	(117,370)	(72,302)	(58,929)
Amortization of deferred benefit from repair method changes	(18,454)	(21,012)	(15,155)
State income taxes, net of Federal tax benefit	(15,115)	(3,972)	(4,132)
Amortization of excess deferred income taxes	(8,324)	(8,425)	(11,715)
Impact of acquisitions and reorganizations	-	-	(4,632)
Net change in unrecognized tax benefit	(4,796)	718	2,270
Valuation allowance for deferred tax assets	8,148	-	-
Other, net	(1,208)	(4,027)	(5,939)
Actual income tax benefit	$ (66,445)	$ (14,329)	$ (9,612)

A valuation allowance for state deferred tax assets in the amount of $10,969 is included in state income taxes, net of federal tax benefit above.

Certain prior year amounts have been reclassified for consistency with the current year presentation.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

In 2012, Aqua Pennsylvania changed its tax method of accounting for qualifying utility system repairs, which provides for a tax deduction for qualifying utility asset improvement costs that were previously being capitalized and depreciated for book and tax purposes. In compliance with a rate order issued by the Pennsylvania Public Utility Commission, the tax deduction is accounted for using a flow-through method of accounting for income tax benefits, which results in a reduction in current income tax expense through the recognition of income tax benefits due to the income tax accounting method change.

In 2019, the Pennsylvania Public Utility Commission issued a rate order to Aqua Pennsylvania and commencing in 2020, the base rates were designed to include annual tax benefits for qualifying utility system improvement costs equal to a deduction of $158,865, subject to a $3,000 collar either above or below this target amount. In May 2022, Aqua Pennsylvania received a rate order that adjusted this target to $159,060 and revised the collar amount to $4,000, beginning with the 2022 fiscal year. To the extent actual tax benefits are outside this range, tax benefits will either be deferred or accrued, and settled in the next rate filing.

In March 2020 and June 2022, the Company filed applications for automatic tax accounting method changes for certain qualifying infrastructure investments at its Peoples Natural Gas and Peoples Gas Company subsidiaries, respectively. These method changes result in tax deductions for qualifying utility asset improvement costs that were formerly capitalized for tax purposes. The Company uses the flow-through method to account for these timing differences.

For Peoples Natural Gas, the Company calculated the income tax benefits for qualifying capital expenditures made prior to the date of its acquisition on March 16, 2020 ("catch-up adjustment") and recognized a regulatory liability of $160,655 for these income tax benefits. On May 6, 2021, the Pennsylvania Public Utility Commission approved a settlement order which stipulates, among other points, that the catch-up adjustment be provided by a surcredit to utility customers over a five-year period beginning August 2021, and the Company can continue to use flow-through accounting for the current tax repair benefit until its next base rate case. For each year in 2023 and 2022, there was a $22,848 reduction to income tax expense to reflect the benefit to Peoples Natural Gas customers through the surcredit. For Peoples Gas Company, the Company calculated the catch-up adjustment from periods prior to the 2021 tax year and recognized a regulatory liability of $13,808 for these income tax benefits.

On its 2022 tax return, both the Peoples Natural Gas and Peoples Gas Divisions filed for accounting method changes to deduct costs incurred for mandatory relocations. The Company calculated the catch-up adjustment from periods prior to the 2022 tax year and recognized a regulatory liability of $14,251 for their income tax benefits. In addition, the Peoples Natural Gas and Peoples Gas Divisions intend to file an accounting method change on its 2023 tax return to adopt the Internal Revenue Service Revenue Procedure 2023-15, a natural gas safe harbor that was issued in April 2023 to determine the amount of tax-deductible repairs. In the fourth quarter, the Company updated its calculation of the catch-up adjustment that should be returned to customers for periods prior to March 16, 2020 for the Peoples Natural Gas Division, and periods prior to the 2021 tax year for the Peoples Gas Division and deferred an additional tax benefit of $25,883 and $7,785, respectively. The Company will file an updated tax repair surcredit calculation with the Pennsylvania Public Utility Commission to determine the treatment of these tax benefits when the final calculations of the deductions have been determined.

The following table provides the changes in the Company's unrecognized tax benefits:

	2023	2022	2021
Balance at January 1,	$ 18,217	$ 20,201	$ 19,194
Impact of current year activity	7,219	(900)	1,007
Effect of Pennsylvania tax rate change	-	(1,084)	-
Decrease for prior year tax positions	(17,538)	-	-
Balance at December 31,	$ 7,898	$ 18,217	$ 20,201

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. From time to time, the Company may be assessed interest and penalties by taxing authorities, which would be recorded as income tax expense. During the years ended December 31, 2023, 2022, and 2021, there were expenses of $23, $118, and $409 for interest and penalties related to uncertain tax positions. As of December 31, 2023 and 2022 the Company recognized liabilities of $144 and $620, respectively, for interest and penalties related to its uncertain tax positions.

On its 2012 Federal tax return, filed in September 2013, Aqua Pennsylvania filed a change in accounting method to adopt the IRS temporary tangible property regulations. This method change allowed the Company to take a current year deduction for expenses that were previously capitalized for tax purposes. Since the filing of the 2012 tax return, the IRS has issued final regulations. While the Company maintains the belief that the deduction taken on its tax return is appropriate, the methodology for determining the deduction has not been agreed to by the taxing authorities. Provisions for uncertain tax positions were recorded to reflect the possible challenge of the Company's methodology for determining its repair deduction as required by the FASB's accounting guidance for income taxes. Should the taxing authority challenge the Company's tax treatment, and ultimately disallow a portion of the repair deduction, the Company expects Federal net operating loss carryforwards to offset any resulting liability, and state net operating loss carryforwards will offset a portion of any resulting liability.

The unrecognized tax benefits relate to the income tax accounting change, and the tax position is attributable to a temporary difference. The Company does not anticipate material changes to its unrecognized tax benefits within the next year. As a result of the regulatory treatment afforded by the income tax accounting change in Pennsylvania and despite this position being a temporary difference, as of December 31, 2023 and 2022, $6,918 and $35,267, respectively, of these tax benefits would have an impact on the Company's effective income tax rate in the event the Company does sustain all, or a portion, of its tax position.

In April 2023, the Internal Revenue Service issued Revenue Procedure 2023-15 which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. The Company evaluated the safe harbor and intends to adopt the methodology on its 2023 tax return. In the second quarter of 2023, based on the tax legislative guidance that was issued, the Company reevaluated the uncertain tax positions related to the Regulated Water Segment and ultimately released a portion of its historical income tax reserves. Concurrently, the Company deferred this tax benefit from the reserve release as a regulatory liability, as the accounting treatment is expected to be determined in the next rate case.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table provides the components of net deferred tax liability:

| | December 31, | |
	2023	2022
Deferred tax assets:		
Customers' advances for construction	$ 20,332	$ 27,009
Costs expensed for book not deducted for tax, principally accrued expenses	29,135	23,585
Post-retirement benefits	1,368	-
Tax effect of regulatory liabilities for post-retirement benefits	49,199	41,602
Tax attributes and credit carryforwards	458,001	235,838
Operating lease liabilities	11,529	13,558
Other	1,378	9,613
	570,942	351,205
Less valuation allowance	(149,486)	(38,940)
	421,456	312,265
Deferred tax liabilities:		
Utility plant, principally due to depreciation and differences in the basis of fixed assets due to variation in tax and book accounting	1,662,741	1,495,526
Deferred taxes associated with the gross-up of revenues necessary to recover, in rates, the effect of temporary differences	348,646	128,975
Post-retirement benefits	-	6,130
Operating lease right-of-use assets	10,301	12,250
Tax effect of regulatory assets for post-retirement benefits	28,092	15,150
	2,049,780	1,658,031
Net deferred tax liability	$ 1,628,324	$ 1,345,766

Certain prior year amounts have been reclassified for consistency with the current year presentation.

At December 31, 2023, the Company has cumulative Federal NOLs of $1,280,694. The Company believes the Federal NOLs are more likely than not to be recovered and require no valuation allowance. The Company's Federal NOLs will begin to expire in 2032.

At December 31, 2023, the Company has a cumulative state NOL of $2,534,987, a portion of which is offset by a valuation allowance from previous years. During the fourth quarter of 2023, the Company determined that it does not believe a portion of its Regulated natural gas segment state NOLs are more likely than not to be realized due to its continuous investments in qualifying infrastructure resulting in the recording of a valuation allowance of $1,381,943. The Company recorded a regulatory asset for the portion of the valuation allowance that is expected to be fully recovered from customers in future rates. At December 31, 2023, the Company has a cumulative state valuation allowance of $1,950,378. The state NOL began expiring in 2023.

At December 31, 2023, the Company's Federal and state NOL carryforwards are reduced by an unrecognized tax position, on a gross basis, of $18,264 and $13,566, respectively, which results from the Company's presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amounts of the Company's Federal and state NOL carryforwards prior to being reduced by the unrecognized tax positions are $1,262,430 and $2,521,421, respectively. The Company records its unrecognized tax benefit as a component of its net deferred income tax liability.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

At December 31, 2023, the Company has a cumulative Federal charitable contribution of $48,014, of which a valuation allowance of $38,798 has been recorded as the Company determined it is more likely than not they will expire before they are utilized within the carryforward period.

At December 31, 2023, the Company has a cumulative state charitable contribution of $77,263 of which a valuation allowance of $71,354 has been recorded as the Company does not believe these state charitable contributions are more likely than not to be realized.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law, which among other things, implements a 15% minimum tax on book income of certain large corporations, and a 1% excise tax on net stock repurchases after December 31, 2022. The alternative minimum tax would not be applicable in our next fiscal year because it is based on a three-year average annual adjusted financial statement income in excess of $1,000,000. We are continuing to assess the future impact of the provisions of the IRA on our consolidated financial statements. As a regulated utility, taxes have been traditionally recognized by state public utility commissions as appropriate for inclusion in establishing rates.

On July 8, 2022, Pennsylvania enacted House Bill 1342 into law, which among other things, reduces Pennsylvania's corporate income tax rate from 9.99% to 8.99% beginning January 1, 2023, and an additional 0.5% annually through 2031, when it reaches to 4.99%. For the year ended December 31, 2022, the Company evaluated the impacts of the tax rate change and recorded a reduction to our deferred tax liabilities of $244,537 with a corresponding reduction primarily to our regulatory assets.

Note 8 – *Taxes Other than Income Taxes*

The following table provides the components of taxes other than income taxes:

		Years Ended December 31,				
		2023		2022		2021
Property	$	32,790	$	33,703	$	33,946
Gross receipts, excise and franchise		17,985		16,828		15,777
Payroll		21,628		21,343		21,789
Regulatory assessments		7,451		6,771		6,968
Pumping fees		6,405		7,881		5,761
Other		3,949		3,498		2,400
Total taxes other than income taxes	$	90,208	$	90,024	$	86,641

Note 9 – *Commitments and Contingencies*

Commitments –

The Company maintains agreements with other water purveyors for the purchase of water to supplement its water supply, particularly during periods of peak demand. The agreements stipulate purchases of minimum quantities of water to the year 2029. The estimated annual commitments related to such purchases through 2028 are expected to average $3,397, and the aggregate of the years remaining approximates $1,081.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The Company has entered into purchase obligations, in the ordinary course of business, that include agreements for water treatment processes at some of its wells in a small number of its divisions. The 20 year term agreement provides for the use of treatment equipment and media used in the treatment process and are subject to adjustment based on changes in the Consumer Price Index. The future contractual cash obligations related to these agreements are as follows:

2024	2025	2026	2027	2028	Thereafter
$ 1,136	$ 1,151	$ 1,176	$ 1,203	$ 1,230	$ 1,733

The Company's natural gas supply is provided by sources on the interstate pipeline system and from local western Pennsylvania gas well production. The Company has various interstate pipeline service agreements that provide for firm transportation capacity, firm storage capacity, and other services and include capacity reservation charges based upon the maximum daily and annual contract quantities set forth in the agreements. Some of these agreements have minimum volume obligations and are transacted at applicable tariff and negotiated rates to the year 2034. The estimated annual commitments related to such purchases through 2028 are expected to average $232,760, and the aggregate of the years remaining beyond 2028 approximates $1,355,659.

The purchased water, water treatment, and purchased gas expenses under these agreements were as follows:

	Years Ended December 31,		
	2023	2022	2021
Purchased water under long-term agreements	$ 6,752	$ 5,559	$ 5,867
Water treatment expense under contractual agreement	1,103	1,061	1,017
Purchased natural gas under long-term agreements	352,306	601,995	340,262

Contingencies – The Company is routinely involved in various disputes, claims, lawsuits and other regulatory and legal matters, including both asserted and unasserted legal claims, in the ordinary course of business. The status of each such matter, referred to herein as a loss contingency, is reviewed and assessed in accordance with applicable accounting rules regarding the nature of the matter, the likelihood that a loss will be incurred, and the amounts involved. As of December 31, 2023, the aggregate amount of $24,643 is accrued for loss contingencies and is reported in the Company's consolidated balance sheet as other accrued liabilities and other liabilities. These accruals represent management's best estimate of probable loss (as defined in the accounting guidance) for loss contingencies or the low end of a range of losses if no single probable loss can be estimated. For some loss contingencies, the Company is unable to estimate the amount of the probable loss or range of probable losses. Further, Essential Utilities has insurance coverage for certain of these loss contingencies, and as of December 31, 2023, estimates that approximately $1,340 of the amount accrued for these matters are probable of recovery through insurance, which amount is also reported in the Company's consolidated balance sheet as deferred charges and other assets, net.

During a portion of 2019, the Company initiated a do not consume advisory for some of its customers in one division served by the Company's Illinois subsidiary. The do not consume advisory was lifted in 2019, and, in 2022, the water system was determined to be in compliance with the federal Lead and Copper Rule. During the third quarter of 2023, an amount was accrued for the penalty and other fees that will be paid as a result of a conditional settlement that was reached with the regulators. The settlement is the subject of court approval. In addition, on September 3, 2019, two individuals, on behalf of themselves and those similarly situated, commenced an action against the Company's Illinois subsidiary in the State court in Will County, Illinois related to this do not consume advisory. The complaint seeks class action certification, attorney's fees, and "damages, including, but not limited to, out of pocket damages, and discomfort, aggravation, and annoyance" based upon the water provided by the Company's subsidiary to a discrete service area in University Park Illinois. The complaint contains allegations of damages as a result of supplied water that exceeded the standards established by the federal Lead and Copper Rule. The complaint is in the discovery phase and class certification has not been granted. The Company has an accrual for the amount of loss asserted in the complaint that we determined to be probable and estimable of being incurred. The Company is vigorously defending against this claim. The Company submitted a claim for the expenses incurred to its insurance carrier for potential recovery of a portion of these costs and is

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

currently in litigation with one of its carriers seeking to enforce its claims. The Company continues to assess the potential loss contingency on this matter. While the final outcome of this claim cannot be predicted with certainty, and unfavorable outcomes could negatively impact the Company, at this time in the opinion of management, the final resolution of this matter is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Although the results of legal proceedings cannot be predicted with certainty, other than disclosed above, there are no pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its properties is the subject that are material or are expected to have a material effect on the Company's financial position, results of operations or cash flows.

In addition to the aforementioned loss contingencies, the Company self-insures a portion of its employee medical benefit program, and maintains stop-loss coverage to limit the exposure arising from these claims. The Company's reserve for these claims totaled $1,846 and $2,327 at December 31, 2023 and 2022, respectively, and represents a reserve for unpaid claim costs, including an estimate for the cost of incurred but not reported claims.

Note 10 – *Leases*

The Company leases land, office facilities, office equipment, and vehicles for use in its operations, which are accounted for as operating leases. Leases with a term of 12 months or less are not recorded on the balance sheet; rather, lease expense is recognized over the lease term. Our leases have remaining lives of 1 to 71 years.

Some of the Company's leases can be extended on a month-to-month basis, which allow us to terminate the lease at any given month without penalty while others include options to extend the leases for up to 50 years. The renewal of a month-to-month lease is at our sole discretion.

The Company accounts for lease and non-lease components of lease arrangements separately. For calculating lease liabilities, we may deem lease terms to include options to extend or terminate the lease when it's reasonably certain that we will exercise that option. The Company's lease agreements do not contain significant residual value guarantees, restrictions or covenants.

Lease liabilities and corresponding right-of-use assets are recorded based on the present value of the lease payments over the expected lease term, including leases with variable payments that are based on a market rate or an index and net of any impairment. All other variable payments are expensed as incurred. Since the Company's lease agreements do not provide an implicit interest rate, we utilize our incremental borrowing rate to determine the discount rate used to present value the lease payments.

On January 6, 2022, the Company entered into an amendment to an office lease that provided for the partial termination of the Company's obligations with respect to a portion of the leased premises of approximately 37,000 rentable square feet. The Company paid a termination fee of $2,812, reduced its remaining lease payments by $1,753 and recognized a loss on the partial termination of the lease of $1,801.

During the fourth quarter of 2021, the Company determined that there were impairment indicators that required the Company to review a portion of office space that was no longer used by the Company in its operations for impairment. Accordingly, the Company performed undiscounted cash flow analyses on the related right-of-use asset group and determined that such right-of-use asset was impaired. This resulted in a non-cash impairment charge of $4,695, representing the excess of the right-of-use asset over its fair value, and is included within operations and maintenance expense in the consolidated statements of operations and comprehensive income.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

	Years Ended December 31,		
	2023	2022	2021
Components of lease expense were as follows:			
Operating lease cost	$ 9,307	$ 9,359	$ 9,716

	Years Ended December 31,	
	2023	2022
Supplemental cash flow information related to leases was as follows:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 9,149	$ 9,270

	December 31,	
	2023	2022
Supplemental balance sheet information related to leases was as follows:		
Operating leases:		
Operating lease right-of-use assets	$ 37,416	$ 41,734
Other accrued liabilities	$ 7,360	9,316
Operating lease liabilities	34,425	37,666
Total operating lease liabilities	$ 41,785	$ 46,982

	December 31,	
	2023	2022
Weighted average remaining lease term:		
Operating leases	10.1 years	9.7 years
Weighted average discount rate:		
Operating leases	4.87%	3.42%

Maturities of operating lease liabilities and a reconciliation of the operating lease liabilities reported on our consolidated balance sheets as of December 31, 2023 are as follows:

	Operating Leases
2024	$ 9,037
2025	8,955
2026	7,211
2027	7,122
2028	6,811
Thereafter	13,902
Total operating lease payments	$ 53,038
Total operating lease payments	$ 53,038
Less operating lease liabilities	41,785
Present value adjustment	$ 11,253

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 11 – *Long-term Debt and Loans Payable*

Long-term Debt – The consolidated statements of capitalization provide a summary of long-term debt as of December 31, 2023 and 2022. The supplemental indentures with respect to specific issues of the first mortgage bonds restrict the ability of Aqua Pennsylvania and other operating subsidiaries of the Company to declare dividends, in cash or property, or repurchase or otherwise acquire the stock of these companies. Loan agreements for Aqua Pennsylvania and other operating subsidiaries of the Company have restrictions on minimum net assets. As of December 31, 2023, restrictions on the net assets of the Company were $4,553,903 of the total $5,896,183 in net assets. Included in this amount were restrictions on Aqua Pennsylvania's net assets of $1,747,255 of their total net assets of $2,354,604. As of December 31, 2023, $2,393,249 of Aqua Pennsylvania's retained earnings of $2,413,249 and $335,892 of the retained earnings of $514,416 of other subsidiaries were free of these restrictions. Some supplemental indentures also prohibit Aqua Pennsylvania and some other subsidiaries of the Company from making loans to, or purchasing the stock of, the Company.

Sinking fund payments are required by the terms of specific issues of long-term debt. Excluding amounts due under the Company's revolving credit agreement, the future sinking fund payments and debt maturities of the Company's long-term debt are as follows:

Interest Rate Range	2024		2025		2026		2027		2028		Thereafter
0.00% to 0.99%	$	309	$	197	$	179	$	146	$	146	$	1,958
1.00% to 1.99%		748		759		769		780		791		3,691
2.00% to 2.99%		1,619		1,427		1,304		1,111		906		1,101,550
3.00% to 3.99%		51,710		1,178		740		208,797		416		2,176,091
4.00% to 4.99%		1,658		120,027		1,562		1,567		1,571		1,619,342
5.00% to 5.99%		10,611		202		202		202		3,202		828,326
6.00% to 6.99%		-		-		5,000		20,000		-		6,000
7.00% to 7.99%		-		23,000		-		5,125		-		-
8.00% to 8.99%		760		529		-		-		-		-
9.00% to 9.99%		-		-		11,800		-		-		-
Total	$	67,415	$	147,319	$	21,556	$	237,728	$	7,032	$	5,736,958

On January 8, 2024, the Company issued $500,000 of long-term debt (the "2024 Senior Notes"), less expenses of $4,610, due in 2034 with an interest rate of 5.375%. The Company used the net proceeds from the issuance of 2024 Senior Notes (1) to repay a portion of the borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

In August 2023, the Company's subsidiary, Aqua Pennsylvania, issued $225,000 in aggregate principal amount of first mortgage bonds. The bonds consisted of $175,000 of 5.48% first mortgage bonds due in 2053; and $50,000 of 5.56% first mortgage bonds due in 2061. In January 2023 and October 2022, Aqua Pennsylvania issued $75,000 and $125,000 of first mortgage bonds, due in 2043 and 2052, and with interest rates of 5.60% and 4.50%, respectively. The proceeds from these bonds were used to repay existing indebtedness and for general corporate purposes.

On May 20, 2022, the Company issued $500,000 of long-term debt (the "Senior Notes"), less expenses of $5,815, due in 2052 with an interest rate of 5.30%. The Company used the net proceeds from the issuance of Senior Notes (1) to repay $49,700 of borrowings under Aqua Pennsylvania's 364-day revolving credit facility and $410,000 of borrowings under the Company's existing five year unsecured revolving credit facility, and (2) for general corporate purposes.

The weighted average cost of long-term debt at December 31, 2023 and 2022 was 4.14% and 3.94%, respectively. The weighted average cost of fixed rate long-term debt at December 31, 2023 and 2022 was 3.86% and 3.78%, respectively.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

On December 14, 2022, the Company entered into a five year $1,000,000 unsecured revolving credit facility, which replaced the Company's prior five year $1,000,000 unsecured revolving credit facility. The Company's new unsecured revolving credit facility was used to repay all indebtedness and fees under our prior unsecured revolving credit facility, and for other general corporate purposes.   The facility includes a $100,000 sublimit for daily demand loan. Funds borrowed under this facility are classified as long-term debt and are used to provide working capital as well as support for letters of credit for insurance policies and other financing arrangements. As of December 31, 2023, the Company has the following sublimits and available capacity under the credit facility: $100,000 letter of credit sublimit, $83,162 of letters of credit available capacity, $0 borrowed under the swing-line commitment, $263,162 was available for borrowing and $720,000 of funds borrowed under the agreement. Interest under the facility is equal to either (i) Term simple secured overnight financing rate (SOFR), plus applicable margin; or (ii) an Alternate Base Rate (which is based at the highest of the (a) New York Federal Reserve Bank rate, plus 0.5%, (b) the prime rate, and, (c) the daily SOFR, plus 1.0%,) plus applicable margin. The applicable margin for an Alternate Base Rate loan will be up to 0.5% and for a SOFR loan will be up to 1.5%, in each case depending on the debt ratings in effect as of such date. The Company may elect either the Term SOFR or the Alternate Base Rate at the time of the drawdown, and loans may be converted from one rate to another at any time, subject or certain conditions. A facility fee is charged on the total commitment amount of the agreement. Under these facilities the average cost of borrowings was 6.30% and 3.11%, and the average borrowing was $537,983 and $297,021, during 2023 and 2022, respectively.

The Company is obligated to comply with covenants under some of its loan and debt agreements. These covenants contain a number of restrictive financial covenants, which among other things limit, subject to specific exceptions, the Company's ratio of consolidated total indebtedness to consolidated total capitalization, and require a minimum level of earnings coverage over interest expense. During 2023, the Company was in compliance with its debt covenants under its loan and debt agreements. Failure to comply with the Company's debt covenants could result in an event of default, which could result in the Company being required to repay or finance its borrowings before their due date, possibly limiting the Company's future borrowings, and increasing its borrowing costs.

Loans Payable – On June 29, 2023, Aqua Pennsylvania and Peoples Natural Gas Companies amended the terms of their respective $100,000 and $300,000, 364-day revolving credit agreements, as follows: (1) extended the maturity dates to June 27, 2024; and (2) updated the adjustment on the Bloomberg Short-Term Bank Yield Index (BSBY) Rate. The funds borrowed under these agreements are classified as loans payable and are used to provide working capital.

As of December 31, 2023 and 2022, funds borrowed under the Aqua Pennsylvania revolving credit agreement were $23,123 and $20,000, respectively. Interest under this facility is based, at the borrower's option, on the prime rate, an adjusted overnight bank funding rate, or an adjusted Bloomberg Short-Term Bank Yield Index (BSBY) floating rate. This agreement restricts short-term borrowings of Aqua Pennsylvania. A commitment fee of 0.05% is charged on the total commitment amount of Aqua Pennsylvania's revolving credit agreement. The average cost of borrowing under the facility was 5.36% and 2.40%, and the average borrowing was $19,275 and $31,555, during 2023 and 2022, respectively. The maximum amount outstanding at the end of any one month was $54,472 and $55,000 in 2023 and 2022, respectively.

As of December 31, 2023 and 2022, funds borrowed under the Peoples Natural Gas Companies revolving credit agreement were $137,000 and $208,500, respectively. Interest under this facility is based, at the borrower' option, at the prime rate, an adjusted overnight bank funding rate, or an adjusted BSBY floating rate. A commitment fee of 0.08% is charged on the total commitment amount of Peoples' revolving credit agreement. The average cost of borrowing under the facility was 5.97% and 2.30%, and the average borrowing was $78,952 and $97,458, during 2023 and 2022, respectively. The maximum amount outstanding at the end of any one month was $161,500 and $234,000 in 2023 and 2022, respectively.

At December 31, 2023 and 2022, the Company had other combined short-term lines of credit of $35,500. Funds borrowed under these lines are classified as loans payable and are used to provide working capital. As of December 31, 2023 and 2022, funds borrowed under the short-term lines of credit were $0. The average borrowing under the lines was $0 and $0 during 2023 and 2022, respectively. The maximum amount outstanding at the end of any one month was $0 and $0 in 2023 and 2022, respectively. Interest under the lines is based at the Company's option, depending on the line,

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

on the prime rate, an adjusted Euro-Rate, an adjusted federal funds rate or at rates offered by the banks. The average cost of borrowings under all lines during 2023 and 2022 was 0% and 0%, respectively.

Interest Income and Expense– Interest income of $3,401, $3,675, and $2,384 was recognized for the years ended December 31, 2023, 2022, and 2021, respectively. Interest expense was $283,362, $238,116, and $207,709 in 2023, 2022, and 2021, including amounts capitalized for borrowed funds of $5,241, $6,047, and $4,510, respectively.

Note 12 – *Fair Value of Financial Instruments*

Financial instruments are recorded at carrying value in the financial statements and approximate fair value, with the exception of long-term debt, as of the dates presented. The fair value of these instruments is disclosed below in accordance with current accounting guidance related to financial instruments.

The fair value of loans payable is determined based on its carrying amount and utilizing Level 1 methods and assumptions. As of December 31, 2023 and 2022, the carrying amount of the Company's loans payable was $160,123 and $228,500, respectively, which equates to their estimated fair value. The fair value of cash and cash equivalents is determined based on Level 1 methods and assumptions. As of December 31, 2023 and 2022, the carrying amounts of the Company's cash and cash equivalents were $4,612 and $11,398, respectively, which equates to their fair value. The Company's assets underlying the deferred compensation and non-qualified pension plans are determined by the fair value of mutual funds, which are based on quoted market prices from active markets utilizing Level 1 methods and assumptions. As of December 31, 2023 and 2022, the carrying amount of these securities was $26,442 and $24,962, respectively, which equates to their fair value, and is reported in the consolidated balance sheet in deferred charges and other assets.

Unrealized gains and losses on equity securities held in conjunction with our non-qualified pension plan is as follows:

	Years ended December 31,		
	2023	2022	2021
Net gain (loss) recognized during the period on equity securities	$ 582	$ (895)	$ 607
Less: net gain (loss) recognized during the period on equity securities sold during the period	-	-	-
Unrealized gain (loss) recognized during the reporting period on equity securities still held at the reporting date	$ 582	$ (895)	$ 607

The net gain (loss) recognized on equity securities is presented on the consolidated statements of operations and comprehensive income on the line item "Other."

The carrying amounts and estimated fair values of the Company's long-term debt is as follows:

	December 31,	
	2023	2022
Carrying amount	$ 6,938,009	$ 6,617,395
Estimated fair value	5,980,722	5,528,131

The fair value of long-term debt has been determined by discounting the future cash flows using current market interest rates for similar financial instruments of the same duration utilizing level 2 methods and assumptions. The Company's customers' advances for construction have a carrying value of $128,755 and $114,732 at December 31, 2023 and 2022, respectively. Their relative fair values cannot be accurately estimated because future refund payments depend on several variables, including new customer connections, customer consumption levels and future rates. Portions of these non-interest bearing instruments are payable annually through 2033 and amounts not paid by the respective contract expiration dates become non-refundable. The fair value of these amounts would, however, be less than their carrying value due to the non-interest bearing feature.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 13 – *Stockholders' Equity*

At December 31, 2023, the Company had 600,000,000 shares of common stock authorized; par value $0.50. Shares outstanding and treasury shares held were as follows:

	December 31,		
	2023	2022	2021
Shares outstanding	273,296,037	263,737,084	252,867,623
Treasury shares	3,299,191	3,236,237	3,234,765

At-the-Market Offering

On October 14, 2022, the Company entered into at-the market sales agreements ("ATM") with third-party sales agents, under which the Company may offer and sell shares of its common stock, from time to time, at its option, having an aggregate gross offering price of up to $500,000 pursuant to the Company's effective shelf registration statement on Form S-3 (File No. 333-255235). The Company intends to use the net proceeds from the sales of shares through the ATM for working capital, capital expenditures, water and wastewater utility acquisitions, and repaying outstanding indebtedness. As of December 31, 2022, the Company issued 1,321,994 shares of common stock under the ATM for proceeds of $63,040, net of expenses. During the year ended December 31, 2023, the Company sold 8,938,839 shares of common stock, in exchange for net proceeds of $322,983, under the ATM. As of December 31, 2023, approximately $110,000 remained available for sale under the ATM.

Forward Equity Sale

In August 2020, the Company entered into a forward equity sale agreement for 6,700,000 shares of common stock with a third party (the "forward purchaser"). In connection with the forward equity sale agreement, the forward purchaser borrowed an equal number of shares of the Company's common stock from stock lenders and sold the borrowed shares to the public. The Company did not receive any proceeds from the sale of its common stock by the forward purchaser until settlement of the shares underlying the forward equity sale agreement. The actual proceeds to be received by the Company would have varied depending upon the settlement date, the number of shares designated for settlement on that settlement date and the method of settlement. The forward equity sale agreement was accounted for as an equity instrument and was recorded at a fair value of $0 at inception. The fair value was not adjusted as the Company continued to meet the accounting requirements for equity instruments.

On August 9, 2021, the Company completely settled forward equity sale agreements by physical share settlement. The Company issued 6,700,000 shares and received cash proceeds of $299,739 at a forward price of $44.74 per share. Pursuant to the agreement, the forward price was computed based upon the initial forward price of $46.00 per share, adjusted for a floating interest rate factor equal to a specified daily rate less a spread and scheduled dividends during the term of the agreement. The Company used the proceeds received upon settlement of the forward equity sale agreement to fund general corporate purposes, including for water and wastewater utility acquisitions, working capital and capital expenditures. There are no remaining shares subject to the forward equity sale agreement.

Common Stock / Tangible Equity Unit Issuances

On April 23, 2019, the Company issued $690,000, less expenses of $16,358, of its tangible equity units (the "Units"), with a stated amount of $50 per unit. This issuance was part of the financing of the Peoples Gas Acquisition. The Company recorded the issuance of the purchase contract portion of the Units as additional paid-in-capital of $570,919, less allocable issuance costs of $13,530, in our financial statements. The Company recorded the amortizing notes portion of the Units of $119,081 as long-term debt and recorded allocable issuance costs of $2,828 as debt issuance costs.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Each Unit consisted of a prepaid stock purchase contract and an amortizing note, each issued by the Company. The amortizing notes had an initial principal amount of $8.62909, or $119,081 in aggregate, and yielded interest at a rate of 3.00% per year, and paid equal quarterly cash installments of $0.75000 per amortizing note (except for the July 30, 2019 installment payment, which was $0.80833 per amortizing note), that constituted a payment of interest and a partial repayment of principal. This cash payment in the aggregate was equivalent to 6.00% per year with respect to each $50 stated amount of the Units. The amortizing notes represented unsecured senior obligations of the Company.

Certain holders of the tangible equity units had early settled their prepaid stock purchase contracts prior to the due date, and, in exchange, the Company issued shares of its common stock. During 2022, 981,919 stock purchase contracts were early settled by the holders of the contracts prior to the mandatory settlement date, resulting in the issuance of 1,166,107 shares of the Company's common stock. On May 2, 2022, the remaining 6,621,315 stock purchase contracts were each mandatorily settled for 1.18758 shares of the Company's common stock, and in the aggregate the Company issued 7,863,354 shares of its common stock. Additionally, the final quarterly installment payment was made, which resulted in the complete pay-off of the amortizing notes.

At December 31, 2023, the Company had 1,770,819 shares of authorized but unissued Series Preferred Stock, $1.00 par value.

In April 2021, the Company filed a universal shelf registration, through a filing with the Securities and Exchange Commission ("SEC"), to allow for the potential future offer and sale by the Company, from time to time, in one or more public offerings, of an indeterminate amount of our common stock, preferred stock, debt securities and other securities specified therein at indeterminate prices.

The Company has an acquisition shelf registration statement on file with the SEC which permits the offering, from time to time, of an aggregate of $500,000 in shares of common stock and shares of preferred stock in connection with acquisitions. The balance remaining available for use under the acquisition shelf registration as of December 31, 2023 is $487,155.

The form and terms of any securities issued under the universal shelf registration statement and the acquisition shelf registration statement will be determined at the time of issuance.

The Company has a Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") that allows reinvested dividends to be used to purchase shares of common stock at a five percent discount from the current market value. Under the direct stock purchase program, shares are issued throughout the year. The shares issued under the Plan are either shares purchased by the Company's transfer agent in the open-market or original issue shares. In 2023, 2022 and 2021, the Company sold 430,487, 368,278and 374,824 original issue shares of common stock through the dividend reinvestment portion of the Plan, for net proceeds of $16,005, $16,619 and $16,799, respectively.

The Company recorded a regulatory asset for its underfunded status of its pension and other post-retirement benefit plans that would otherwise be charged to other comprehensive income, as it anticipates recovery of its costs through customer rates.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 14 – *Net Income per Common Share and Equity per Common Share*

Basic net income per share is based on the weighted average number of common shares outstanding and the weighted average minimum number of shares issued upon settlement of the stock purchase contracts issued under the tangible equity units. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive shares. The dilutive effect of employee stock-based compensation and shares issuable under the forward equity sale agreement (from the date the Company entered into the forward equity sale agreement to the settlement date) are included in the computation of diluted net income per common share. The dilutive effect of stock-based compensation and shares issuable under the forward equity sale agreement are calculated by using the treasury stock method and expected proceeds upon exercise or issuance of the stock-based compensation and settlement of the forward equity sale agreement. The treasury stock method assumes that the proceeds from stock-based compensation and settlement of the forward equity sale agreement are used to purchase the Company's common stock at the average market price during the period. The following table summarizes the shares, in thousands, used in computing basic and diluted net income per share:

	Years ended December 31,		
	2023	2022	2021
Average common shares outstanding during the period for basic computation	267,171	262,246	257,487
Effect of dilutive securities:			
Forward equity sale agreement	-	-	189
Employee stock-based compensation	488	622	504
Average common shares outstanding during the period for diluted computation	267,659	262,868	258,180

The number of outstanding employee stock options that were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive was 148,725 and 77,506 for the year ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2021 , all of the Company's employee stock options were included in the calculation of diluted net income per share as the calculated cost to exercise the stock options was less than the average market price of the Company's common stock during these periods. Additionally, the dilutive effect of performance share units and restricted share units granted are included in the Company's calculation of diluted net income per share.

On May 2, 2022, all of the remaining stock purchase contracts under the tangible equity units were mandatorily settled. For the year ended December 31, 2022, the weighted average impact of 2,932,010 shares was included in the basic computation of the average common shares outstanding based on the number of shares that were issued upon settlement of the stock purchase contracts under the tangible equity units. For the year ended December 31, 2021, the minimum settlement amount of the stock purchase contracts under the tangible equity units of 9,041,687 shares was considered outstanding for the basic computation of the average common shares outstanding.

Equity per common share was $21.57 and $20.39 at December 31, 2023 and 2022, respectively. These amounts were computed by dividing Essential Utilities stockholders' equity by the number of shares of common stock outstanding at the end of each year.

Note 15 – *Employee Stock and Incentive Plan*

Under the Company's Amended and Restated Equity Compensation Plan, (the "Plan") approved by the Company's shareholders on May 2, 2019, to replace the 2004 Equity Compensation Plan, stock options, stock units, stock awards, stock appreciation rights, dividend equivalents, and other stock-based awards may be granted to employees, non-employee directors, and consultants and advisors. The Plan authorizes 6,250,000 shares for issuance under the plan. A maximum of 3,125,000 shares under the Plan may be issued pursuant to stock award, stock units and other stock-based awards, subject to adjustment as provided in the Plan. During any calendar year, no individual may be granted (i) stock options and stock appreciation rights under the Plan for more than 500,000 shares of common stock in the aggregate or (ii)

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

stock awards, stock units or other stock-based awards under the Plan for more than 500,000 shares of Company stock in the aggregate, subject to adjustment as provided in the Plan. Awards to employees and consultants under the Plan are made by a committee of the Board of Directors, except that with respect to awards to the Chief Executive Officer, the committee recommends those awards for approval by the non-employee directors of the Board of Directors. In the case of awards to non-employee directors, the Board of Directors makes such awards. At December 31, 2023, 1,527,080 shares were still available for issuance under the Plan. No further grants may be made under the Company's 2004 Equity Compensation Plan.

Performance Share Units – During 2023, 2022 and 2021, the Company granted performance share units. A performance share unit ("PSU") represents the right to receive a share of the Company's common stock if specified performance goals are met over the three-year performance period specified in the grant, subject to exceptions through the respective vesting periods, which is generally three years. Each grantee is granted a target award of PSUs and may earn between 0% and 200% of the target amount depending on the Company's performance against the performance goals.

The performance goals of the 2023, 2022 and 2021 PSU grants consisted of the following metrics:

Metric 1 – Company's total shareholder return ("TSR") compared to the TSR for a specific peer group of investor-owned utilities (a market-based condition)	38.46%
Metric 2 – Achievement of a targeted cumulative level of rate base growth as a result of acquisitions (a performance-based condition)	30.77%
Metric 3 – Achievement of targets for maintaining consolidated operations and maintenance expenses over the three-year measurement period (a performance-based condition)	30.77%

The following table provides the compensation expense and income tax benefit for PSUs:

	Years ended December 31,		
	2023	2022	2021
Stock-based compensation within operations and maintenance expense	$ 6,942	$ 7,950	$ 7,150
Income tax benefit	1,741	1,997	2,038

The following table summarizes nonvested PSU transactions for the year ended December 31, 2023:

	Number of Share Units	Weighted Average Fair Value
Nonvested share units at beginning of period	556,462	$ 42.77
Granted	162,030	45.06
Performance criteria adjustment	(1,230)	43.97
Forfeited	(17,276)	44.18
Share units issued	(168,549)	53.77
Nonvested share units at end of period	531,437	40.03

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

A portion of the fair value of PSUs was estimated at the grant date based on the probability of satisfying the market-based conditions associated with the PSUs using the Monte Carlo valuation method, which assesses the probabilities of various outcomes of market conditions. The other portion of the fair value of the PSUs associated with performance-based conditions was based on the fair market value of the Company's stock at the grant date, regardless of whether the market-based condition is satisfied. The fair value of each PSU grant is amortized into compensation expense on a straight-line basis over their respective vesting periods, generally 36 months. The accrual of compensation costs is based on an estimate of the final expected value of the award and is adjusted as required for the portion based on the performance-based condition. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of the PSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the PSUs. The recording of compensation expense for PSUs has no impact on net cash flows. The following table provides the assumptions used in the pricing model for the grant, the resulting grant date fair value of PSUs, and the intrinsic value and fair value of PSUs that vested during the year:

		Years ended December 31,	
	2023	2022	2021
Expected term (years)	3.0	3.0	3.0
Risk-free interest rate	4.43%	1.75%	0.24%
Expected volatility	33.8%	31.9%	32.1%
Weighted average fair value of PSUs granted	$ 45.06	$ 42.33	$ 43.18
Intrinsic value of vested PSUs	$ 7,483	$ -	$ 6,050
Fair value of vested PSUs	$ 9,692	$ -	$ 5,321

As of December 31, 2023, $9,676 of unrecognized compensation costs related to PSUs is expected to be recognized over a weighted average period of approximately 1.8 years. The aggregate intrinsic value of PSUs as of December 31, 2023 was $19,849. The aggregate intrinsic value of PSUs is based on the number of nonvested share units and the market value of the Company's common stock as of the period end date.

Restricted Stock Units – A restricted stock unit ("RSU") represents the right to receive a share of the Company's common stock and is valued based on the fair market value of the Company's stock on the date of grant. RSUs are eligible to be earned at the end of a specified restricted period, generally three years, beginning on the date of grant. In some cases, the right to receive the shares is subject to specific performance goals established at the time the grant is made. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense. As the payout of the RSUs includes dividend equivalents, no separate dividend yield assumption is required in calculating the fair value of the RSUs. The following table provides the compensation expense and income tax benefit for RSUs:

		Years ended December 31,	
	2023	2022	2021
Stock-based compensation within operations and maintenance expense	$ 2,877	$ 2,927	$ 3,360
Income tax benefit	722	736	953

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes nonvested RSU transactions for the year ended December 31, 2023:

	Number of Stock Units		Weighted Average Fair Value
Nonvested stock units at beginning of period	180,306	$	45.94
Granted	75,414		45.53
Stock units vested	(55,886)		49.01
Forfeited	(7,617)		45.33
Nonvested stock units at end of period	192,217		45.06

The following table summarizes the value of RSUs:

	Years ended December 31,				
	2023		2022		2021
Weighted average fair value of RSUs granted	$ 45.53	$	44.74	$	44.44
Intrinsic value of vested RSUs	2,427		3,090		2,108
Fair value of vested RSUs	2,665		2,483		1,726

As of December 31, 2023, $3,433 of unrecognized compensation costs related to RSUs is expected to be recognized over a weighted average period of approximately 1.8 years. The aggregate intrinsic value of RSUs as of December 31, 2023 was $7,179. The aggregate intrinsic value of RSUs is based on the number of nonvested stock units and the market value of the Company's common stock as of the period end date.

Stock Options – A stock option represents the option to purchase a number of shares of common stock of the Company as specified in the stock option grant agreement at the exercise price per share as determined by the closing market price of our common stock on the grant date. Stock options are exercisable in installments of 33% annually, starting one year from the grant date and expire ten years from the grant date. The vesting of stock options granted in 2023 and 2022 are subject to the achievement of the following performance goal: the Company achieves at least an adjusted return on equity equal to 150 basis points below the return on equity granted by the Pennsylvania Public Utility Commission during the Company's Pennsylvania subsidiary's last rate proceeding. The adjusted return on equity equals net income, excluding net income or loss from acquisitions which have not yet been incorporated into a rate application as of the last year end, divided by equity which excludes equity applicable to acquisitions which are not yet incorporated in a rate application during the award period.

The Company did not grant stock options for the year ended December 31, 2021. The fair value of each stock option is amortized into compensation expense using the graded vesting method, which results in the recognition of compensation costs over the requisite service period for each separately vesting tranche of the stock options as though the stock options were, in substance, multiple stock option grants. The following table provides compensation expense and income tax benefit for stock options:

	Years ended December 31,				
	2023		2022		2021
Stock-based compensation within operations and maintenance expenses	$ 650	$	451	$	480
Income tax benefit	162		140		136

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Options under the plans were issued at the closing market price of the stock on the day of the grant. The fair value of options was estimated at the grant date using the Black-Scholes option-pricing model, which relies on assumptions that require management's judgment. The following table provides the assumptions used in the pricing model for grants and the resulting grant date fair value of stock options granted in the period reported:

	2023	2022
Expected term (years)	5.5	5.5
Risk-free interest rate	4.03%	1.92%
Expected volatility	27.80%	26.50%
Dividend yield	2.53%	2.37%
Grant date fair value per option	$ 11.37	$ 9.34

Historical information was the principal basis for the selection of the expected term and dividend yield. The expected volatility is based on a weighted-average combination of historical and implied volatilities over a period that approximates the expected term of the option. The risk-free interest rate was selected based upon the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company assumes that forfeitures will be minimal, and recognizes forfeitures as they occur, which results in a reduction in compensation expense.

The following table summarizes stock option transactions for the year ended December 31, 2023:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value
Outstanding, beginning of year	820,061	36.29		
Granted	74,632	45.39		
Forfeited	(3,258)	45.32		
Expired / Cancelled	(819)	37.09		
Exercised	(8,174)	35.13		
Outstanding at end of year	882,442 $	37.03	5.5 $	1,458
Exercisable at end of year	761,220 $	35.72	5.0 $	1,458

The intrinsic value of stock options is the amount by which the market price of the stock on a given date, such as at the end of the period or on the day of exercise, exceeded the closing market price of stock on the date of grant. The following table summarizes the intrinsic value of stock options exercised and the fair value of stock options which vested:

	Years ended December 31,		
	2023	2022	2021
Intrinsic value of options exercised	$ 64	$ 960	$ 1,709
Fair value of options vested	236	1,203	1,485

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes information about the options outstanding and options exercisable as of December 31, 2023:

| | Options Outstanding | | | Options Exercisable | |
	Shares	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of prices:					
$30.00 - 33.99	53,442	3.2 $	30.47	53,442 $	30.47
$34.00 - 34.99	89,139	4.2	34.51	89,139	34.51
$35.00 - 35.99	591,136	5.2	35.93	591,136	35.93
$36.00 and above	148,725	8.6	45.28	27,503	45.18
	882,442	5.5 $	37.03	761,220 $	35.72

As of December 31, 2023, there was $496 of total unrecognized compensation costs related to nonvested stock options granted under the plans. The cost is expected to be recognized over a weighted average period of approximately 1.4 years.

Restricted Stock – Restricted stock awards provide the grantee with the rights of a shareholder, including the right to receive dividends and to vote such shares, but not the right to sell or otherwise transfer the shares during the restriction period. Restricted stock awards result in compensation expense that is equal to the fair market value of the stock on the date of the grant and is amortized ratably over the restriction period. The Company expects forfeitures of restricted stock to be de minimis.

The following table provides the compensation cost and income tax benefit for stock-based compensation related to restricted stock:

| | Years ended December 31, | | |
	2023	2022	2021
Stock-based compensation within operations and maintenance expense	$ 43 $	50 $	130
Income tax benefit	12	15	37

The following table summarizes restricted stock transactions for the year ended December 31, 2023:

	Number of Shares	Weighted Average Fair Value
Nonvested shares at beginning of period	1,170	$ 42.75
Granted	1,412	35.42
Vested	(1,170)	42.75
Nonvested shares at end of period	1,412	$ 35.42

Stock Awards – Stock awards represent the issuance of the Company's common stock, without restriction. Stock awards are granted to the Company's non-employee directors. The issuance of stock awards results in compensation expense which is equal to the fair market value of the stock on the grant date, and is expensed immediately upon grant. The following table provides compensation cost and income tax benefit for stock-based compensation related to stock awards:

| | Years ended December 31, | | |
	2023	2022	2021
Stock-based compensation within operations and maintenance expense	$ 810 $	715 $	700
Income tax benefit	228	207	202

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table summarizes the value of stock awards:

	Years ended December 31,		
	2023	2022	2021
Intrinsic and fair value of stock awards vested	$ 810	$ 715	$ 700
Weighted average fair value of stock awards granted	41.58	46.44	47.46

The following table summarizes stock award transactions for year ended December 31, 2023:

	Number of Stock Awards	Weighted Average Fair Value
Nonvested stock awards at beginning of period	-	$ -
Granted	19,488	41.58
Vested	(19,488)	41.58
Nonvested stock awards at end of period	-	-

Note 16 – *Pension Plans and Other Post-retirement Benefits*

The Company maintains a qualified, defined benefit pension plan that covers its full-time employees who were hired prior to the date their respective pension plan was closed to new participants. Retirement benefits under the plan are generally based on the employee's total years of service and compensation during the last five years of employment. The Company's policy is to fund the plan annually at a level which is deductible for income tax purposes and which provides assets sufficient to meet its pension obligations over time. To offset some limitations imposed by the Internal Revenue Code with respect to payments under qualified plans, the Company has a non-qualified Supplemental Pension Benefit Plan for Salaried Employees in order to prevent some employees from being penalized by these limitations, and to provide certain retirement benefits based on employee's years of service and compensation. The net pension costs and obligations of the qualified and non-qualified plans are included in the tables which follow. Employees hired after their respective pension plan was closed, may participate in a defined contribution plan that provides a Company matching contribution on amounts contributed by participants and an annual profit-sharing contribution based upon a percentage of the eligible participants' compensation.

The Company's qualified defined benefit pension plan has a permanent lump sum option to the form of benefit payments offered to participants upon retirement or termination. The plan paid $30,347 and $17,757 to participants who elected this option during 2023 and 2022, respectively. During 2023, we made lump-sum pension benefit distributions exceeding the cumulative amount of service and interest cost components of the net periodic pension cost for the year, which is the settlement accounting threshold. The settlement loss of $5,173 was recorded as a regulatory asset, as it is probable of recovery in future rates, and will be amortized into pension benefit costs. A settlement loss is the recognition of unrecognized pension benefit costs that would have been incurred in subsequent periods.

In addition to providing pension benefits, the Company offers post-retirement benefits other than pensions to employees retiring with a minimum level of service and hired before their respective plan closed to new participants. These benefits include continuation of medical and prescription drug benefits, or a cash contribution toward such benefits, for eligible retirees and life insurance benefits for eligible retirees. The Company funds these benefits through various trust accounts. The benefits of retired officers and other eligible retirees are paid by the Company and not from plan assets due to limitations imposed by the Internal Revenue Code.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Years:	Pension Benefits	Other Post-retirement Benefits
2024	$ 26,611	$ 5,287
2025	27,306	5,546
2026	27,098	5,819
2027	28,755	6,086
2028	27,446	6,272
2029-2033	124,461	32,778

The changes in the benefit obligation and fair value of plan assets, the funded status of the plans and the assumptions used in the measurement of the company's benefit obligation are as follows:

	Pension Benefits		Other Post-retirement Benefits	
	2023	2022	2023	2022
Change in benefit obligation:				
Benefit obligation at January 1,	$ 324,690	$ 452,947	$ 83,501	$ 114,651
Service cost	1,507	2,587	1,347	1,911
Interest cost	16,007	13,806	4,476	3,369
Actuarial loss/(gain)	20,418	(105,107)	5,008	(31,995)
Plan participants' contributions	-	-	106	145
Benefits paid	(18,577)	(19,339)	(2,936)	(4,580)
Plan amendments	-	2,121	-	-
Participants' directed transfer of benefit to other plans	-	(4,568)	-	-
Settlements	(30,347)	(17,757)	-	-
Benefit obligation at December 31,	313,698	324,690	91,502	83,501
Change in plan assets:				
Fair value of plan assets at January 1,	333,176	433,121	85,994	107,308
Actual return on plan assets	7,648	(83,297)	12,060	(19,589)
Employer contributions	20,343	20,390	-	1,636
Participants' contributions	-	-	106	145
Benefits paid	(18,517)	(19,281)	(3,155)	(3,506)
Settlements	(30,347)	(17,757)	-	-
Fair value of plan assets at December 31,	312,303	333,176	95,005	85,994
Funded status of plan:				
Net asset / (liability) recognized at December 31,	$ (1,395)	$ 8,486	$ 3,503	$ 2,493

The following table provides the net liability recognized on the consolidated balance sheets at December 31:

	Pension Benefits		Other Post-retirement Benefits	
	2023	2022	2023	2022
Non-current asset	$ 16,325	$ 24,389	$ 26,700	$ 19,438
Current liability	(1,334)	(761)	(733)	(843)
Noncurrent liability	(16,386)	(15,142)	(22,464)	(16,102)
Net asset / (liability) recognized	$ (1,395)	$ 8,486	$ 3,503	$ 2,493

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The following table provides selected information about plans with accumulated benefit obligation and projected benefit obligation in excess of plan assets:

| | December 31, 2023 | | December 31, 2022 | |
	Pension Benefits	Other Post-retirement Benefits	Pension Benefits	Other Post-retirement Benefits
Selected information for plans with projected benefit obligation in excess of plan assets:				
Projected benefit obligation	$ 17,720	$ N/A	$ 16,041	$ N/A
Fair value of plan assets	-	N/A	-	N/A
Selected information for plans with accumulated benefit obligation in excess of plan assets:				
Accumulated benefit obligation	14,843	35,154	12,126	29,009
Fair value of plan assets	-	11,957	-	12,064

The following table provides the components of net periodic benefit costs for the years ended December 31:

| | Pension Benefits | | | Other Post-retirement Benefits | | |
	2023	2022	2021	2023	2022	2021
Service cost	$ 1,507	$ 2,587	$ 3,503	$ 1,347	$ 1,911	$ 2,793
Interest cost	16,007	13,806	13,018	4,476	3,369	3,358
Expected return on plan assets	(22,223)	(22,004)	(23,165)	(4,372)	(4,502)	(4,155)
Amortization of prior service cost (credit)	684	536	559	-	-	(432)
Amortization of actuarial loss (gain)	2,962	2,043	2,907	(1,317)	(1,336)	219
Net periodic benefit cost/(credit)	$ (1,063)	$ (3,032)	$ (3,178)	$ 134	$ (558)	$ 1,783

The Company records the underfunded/overfunded status of its pension and other post-retirement benefit plans on its consolidated balance sheets and records a regulatory asset/liability for these costs that would otherwise be charged to stockholders' equity, as the Company anticipates recoverability of the costs through customer rates to be probable. Changes in the plans' funded status will affect the assets and liabilities recorded on the balance sheet. Due to the Company's regulatory treatment, the recognition of the funded status is recorded as a regulatory asset pursuant to the FASB's accounting guidance for regulated operations.

The following table provides the amounts recognized in regulatory assets and regulatory liabilities that have not been recognized as components of net periodic benefit cost as of December 31:

| | Pension Benefits | | Other Post-retirement Benefits | |
	2023	2022	2023	2022
Net actuarial loss (gain)	$ 84,030	$ 56,737	$ (21,257)	$ (19,894)
Prior service cost (credit)	1,866	2,550	-	-
Total recognized in regulatory assets	$ 85,896	$ 59,287	$ (21,257)	$ (19,894)

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Accounting for pensions and other post-retirement benefits requires an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases received by the Company's employees, mortality, turnover and medical costs. Each assumption is reviewed annually with assistance from the Company's actuarial consultant who provides guidance in establishing the assumptions. The assumptions are selected to represent the average expected experience over time and may differ in any one year from actual experience due to changes in capital markets and the overall economy. These differences will impact the amount of pension and other post-retirement benefit expense that the Company recognizes.

The significant assumptions related to the Company's benefit obligations are as follows:

	Pension Benefits		Other Post-retirement Benefits	
	2023	2022	2023	2022
Weighted Average Assumptions Used to Determine Benefit Obligations as of December 31,				
Discount rate	5.17%	5.51%	5.09%	5.45%
Rate of compensation increase	3.0-4.0%	3.0-4.0%	n/a	n/a
Assumed Health Care Cost Trend Rates Used to Determine Benefit Obligations as of December 31,				
Health care cost trend rate	n/a	n/a	6.25%	6.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	n/a	n/a	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	n/a	n/a	2029	2029

n/a – Assumption is not applicable.

The significant assumptions related to the Company's net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2023	2022	2021	2023	2022	2021
Weighted Average Assumptions Used to Determine Net Periodic Benefit Costs for Years Ended December 31,						
Discount rate *	5.51%	2.91%	2.57%	5.45%	2.96%	2.68%
Expected return on plan assets	6.80%	5.40%	5.60%	4.28%-6.8%	3.4%-5.4%	5.60%
Rate of compensation increase	3.0-4.0%	3.0-4.0%	3.0-4.0%	n/a	n/a	n/a
Assumed Health Care Cost Trend Rates Used to Determine Net Periodic Benefit Costs for Years Ended December 31,						
Health care cost trend rate	n/a	n/a	n/a	6.50%	6.25%	6.3%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	n/a	n/a	n/a	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2029	2027	2025

n/a – Assumption is not applicable.

* In 2023 and 2022, the Company remeasured its qualified pension plan assets and liabilities in accordance with settlement accounting rules. The discount rate used for the remeasurement and for the calculation of the net periodic benefit cost for the remainder of the year in 2023 and 2022 was 5.20% and 5.58%, respectively.

The Company's discount rate assumption, which is utilized to calculate the present value of the projected benefit payments of our post-retirement benefits, was determined by selecting a hypothetical portfolio of high-quality corporate bonds appropriate to match the projected benefit payments of the plans. The selected bond portfolio was derived from a universe of Aa-graded corporate bonds. The discount rate was then developed as the rate that equates the market value of

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

the bonds purchased to the discounted value of the plan's benefit payments. The Company's pension expense and liability (benefit obligations) increases as the discount rate is reduced.

The Company's expected return on plan assets is determined by evaluating the asset class return expectations with its advisors as well as actual, long-term, historical results of our asset returns. The Company's market related value of plan assets is equal to the fair value of the plan's assets as of the last day of its fiscal year, and is a determinant for the expected return on plan assets which is a component of post-retirement benefits expense. The Company's pension expense increases as the expected return on plan assets decreases. For 2023, the Company used a 6.8% expected return on plan assets assumption. The Company believes its actual long-term asset allocation on average will approximate the targeted allocation. The Company's investment strategy is to earn a reasonable rate of return while maintaining risk at acceptable levels. Risk is managed through fixed income investments to manage interest rate exposures that impact the valuation of liabilities and through the diversification of investments across and within various asset categories. Over time, as the plan's funded status increases, the target allocation of return-seeking assets (e.g., equities and other instruments with a similar risk profile) may decline and the target allocation of liability-hedging assets (e.g., fixed income and other instruments with a similar risk profile) may increase. Investment returns are compared to a total plan benchmark constructed by applying the plan's asset allocation target weightings to passive index returns representative of the respective asset classes in which the plan invests. The Retirement and Employee Benefits Committee meets quarterly to review plan investments and management monitors investment performance quarterly through a performance report prepared by an external consulting firm.

The target allocation by asset class as of December 31, 2023, along with the actual allocation of the Company's pension plan assets, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
		2023	2022
Return seeking assets	20 to 40%	38%	56%
Liability hedging assets	30 to 70%	62%	44%
Total	100%	100%	100%

The fair value of the Company's pension plans' assets at December 31, 2023 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Common stock	$ 14,115	$ -	$ -	$ -	$ 14,115
Return seeking assets:					
Global equities	-	-	-	9,226	9,226
Hedge / diversifying strategies	-	-	-	57,608	57,608
Credit	-	-	-	37,798	37,798
Liability hedging assets	-	-	-	186,317	186,317
Cash and cash equivalents	7,239	-	-	-	7,239
Total pension assets	$ 21,354	$ -	$ -	$ 290,949	$ 312,303

(a) Assets that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

The fair value of the Company's pension plans' assets at December 31, 2022 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Common stock	$ 18,037	$ -	$ -	$ -	$ 18,037
Return seeking assets:					
Global equities	-	-	-	15,163	15,163
Hedge / diversifying strategies	-	-	-	102,038	102,038
Credit	-	-	-	52,048	52,048
Liability hedging assets	-	-	-	114,220	114,220
Cash and cash equivalents	31,670	-	-	-	31,670
Total pension assets	$ 49,707	$ -	$ -	$ 283,469	$ 333,176

Equity securities include our common stock in the amounts of $14,115 or 4.5% and $18,037 or 5.4% of total pension plans' assets as of December 31, 2023 and 2022, respectively.

The target allocation by asset class as of December 31, 2023, and actual asset allocation of the Company's other post-retirement benefit plans, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
		2023	2022
Return seeking assets	50 to 70%	68%	62%
Liability hedging assets	30 to 50%	32%	38%
Total	100%	100%	100%

The fair value of the Company's other post-retirement benefit plans' assets at December 31, 2023 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Return seeking assets:					
Global equities	$ 34,209	$ -	$ -	$ 19,890	$ 54,099
Real estate securities	7,041	-	-	3,653	10,694
Liability hedging assets	16,949	-	-	9,473	26,422
Cash and cash equivalents	3,790	-	-	-	3,790
Total other post-retirement assets	$ 61,989	$ -	$ -	$ 33,016	$ 95,005

(a) Assets that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

The fair value of the Company's other post-retirement benefit plans' assets at December 31, 2022 by asset class are as follows:

	Level 1	Level 2	Level 3	Assets measured at NAV (a)	Total
Return seeking assets:					
Global equities	$ 27,258	$ -	$ -	$ 16,024	$ 43,282
Real estate securities	6,386	-	-	3,311	9,697
Liability hedging assets	15,131	-	-	9,159	24,290
Cash and cash equivalents	8,725	-	-	-	8,725
Total other post-retirement assets	$ 57,500	$ -	$ -	$ 28,494	$ 85,994

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Valuation Techniques Used to Determine Fair Value

- *Common Stocks* - Investments in common stocks are valued using unadjusted quoted prices obtained from active markets.

- *Return Seeking Assets* – Investments in return seeking assets consists of the following:

  o Global equities, which consist of common and preferred shares of stock, traded on U.S. or foreign exchanges that are valued using unadjusted quoted prices obtained from active markets, or commingled fund vehicles, consisting of such securities valued using NAV, which are not classified within the fair value hierarchy.

  o Real estate securities, which consist of securities, traded on U.S. or foreign exchanges that are valued using unadjusted quoted prices obtained from active markets, or for real estate commingle fund vehicles that are not publicly quoted, the fund administrators value the funds using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

  o Hedge / diversifying strategies, which consist of a multi-manager fund vehicle having underlying exposures that collectively seek to provide low correlation of return to equity and fixed income markets, thereby offering diversification. As a multi-manager fund investment, NAV is derived from underlying manager NAVs, which are derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

  o Credit, which consist of certain opportunistic, return-oriented credits which primarily include below investment grade bonds (i.e. high yield bonds), bank loans, and securitized debt. Credits are valued using the NAV per fund share, derived from either quoted prices in active markets of the underlying securities, or less active markets, or quotes of similar assets, and are not classified within the fair value hierarchy.

- *Liability Hedging Assets* – Investments in liability hedging assets consist of funds investing in high-quality fixed income securities (i.e. U.S. Treasury securities and government bonds), and for funds for which market quotations are readily available, are valued at the last reported closing price on the primary market or exchange on which they are traded. Funds for which market quotations are not readily available, are valued using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy.

- *Cash and Cash Equivalents* – Investments in cash and cash equivalents are comprised of both uninvested cash and money market funds. The uninvested cash is valued based on its carrying value, and the money market funds are valued utilizing the net asset value per unit obtained from published market prices.

Funding requirements for qualified defined benefit pension plans are determined by government regulations and not by accounting pronouncements. In accordance with funding rules and the Company's funding policy, during 2024 our pension contribution is expected to be $9,393.

The Company has a 401(k) savings plan, which is a defined contribution plan and covers substantially all employees. The Company makes matching contributions that are based on a percentage of an employee's contribution, subject to specific limitations, as well as, non-discretionary contributions based on eligible hourly wages for certain union employees, discretionary year-end contributions based on an employee's eligible compensation, and employer profit sharing contributions. Participants may diversify their Company matching account balances into other investments offered under the 401(k) savings plan. The Company's contributions, which are recorded as compensation expense, were $23,519, $21,758, and $19,569, for the years ended December 31, 2023, 2022, and 2021, respectively.

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

Note 17 –*Rate Activity*

On January 19, 2024, Aqua New Jersey filed an application with the New Jersey Board of Public Utilities designed to increase water rates by $8,328 or 17.3% on an annual basis. The Company anticipates a final order to be issued by August 2024.

On January 2, 2024, Aqua Illinois filed an application with the Illinois Commerce Commission designed to increase water and wastewater rates by $19,196 or 18.9% on an annual basis. The Company anticipates a final order to be issued by December 2024.

On December 29, 2023, Peoples Natural Gas filed an application with the Pennsylvania Public Utility Commission designed to increase natural gas rates by $156,024 or 18.7% on an annual basis. The Company anticipates a final order to be issued by September 2024.

On December 13, 2023, the Company's regulated water and wastewater utility operating divisions in Ohio received an order from the Public Utilities Commission of Ohio which will increase operating revenues by $4,850 annually. New rates for water and sewer service went into effect on December 13, 2023.

On September 28, 2023, the Company's regulated water and wastewater operating subsidiary in Texas, Aqua Texas, received a final order from the Public Utility Commission of Texas approving infrastructure rehabilitation surcharges designed to increase revenues by $8,388 annually. The rates authorized on March 28, 2023 and implemented on an interim basis effective April 1, 2023 did not change with the final order.

On July 27, 2023, the Company's regulated water and wastewater operating subsidiary in Virginia, Aqua Virginia, filed an application with the State Corporation Commission designed to increase revenues by $6,911 or 29.5% on an annual basis.

On June 5, 2023, the Company's regulated water and wastewater operating subsidiary in North Carolina, Aqua North Carolina, received an order from the North Carolina Utilities Commission designed to increase rates by $14,001 in the first year of new rates being implemented, then by an additional $3,743 and $4,130 in the second and third years, respectively. In February 2023, the Company had implemented interim rates, based on an estimate of the final outcome of the order, and no refunds or additional billings are required for the difference between interim and final approved rates.

On September 21, 2022, the Company's regulated water and wastewater utility operating divisions in Ohio received an order from the Public Utilities Commission of Ohio which increased operating revenues by $5,483 annually. New rates for water and sewer service went into effect on September 21, 2022.

On May 16, 2022, the Company's regulated water and wastewater operating subsidiary in Pennsylvania, Aqua Pennsylvania, received an order from the Pennsylvania Public Utility Commission that allowed base rate increases that would increase total annual operating revenues by $69,251. New rates went into effect on May 19, 2022. At the time the rate order was received, the rates in effect also included $35,470 in Distribution System Improvement Charges ("DSIC"), which was 7.2% above prior base rates. Consequently, the aggregate annual base rates increased by $104,721 since the last base rate increase and DSIC was reset to zero.

On January 3, 2022, the Company's natural gas operating division in Kentucky received an order from the Kentucky Public Service Commission resulting in an increase of $5,238 in annual revenues, and new rates went into effect on January 4, 2022. On June 7, 2022, an additional $260 was approved and made effective by the Commission, resulting from a rehearing requested by the operating division.

In addition to the Texas, North Carolina, Ohio, Pennsylvania, and Kentucky rate awards noted above, the Company's operating subsidiaries were allowed annualized rate increases of $1,703 in 2023, $1,378 in 2022, and $3,390 in 2021, represented by three, two, and six rate decisions, respectively. Revenues recognized in aggregate from all of the rate

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

increases realized in the year of grant were approximately $10,109, $51,163, and $2,995 in 2023, 2022, and 2021, respectively.

Eight states in which the Company operates permit water and wastewater utilities to add a surcharge to their water or wastewater bills to offset the additional depreciation and capital costs related to infrastructure system replacement and rehabilitation projects completed and placed into service between base rate filings. Additionally, Pennsylvania and Kentucky allow for the use of an infrastructure rehabilitation surcharge for natural gas utility systems. The surcharge for infrastructure system replacements and rehabilitations is typically adjusted periodically based on additional qualified capital expenditures completed or anticipated in a future period, is capped as a percentage of base rates, generally at 5% to 12.75%, and is reset to zero when new base rates that reflect the costs of those additions become effective or when a utility's earnings exceed a regulatory benchmark. During 2023, the Company received approval to bill infrastructure rehabilitation surcharges designed to increase total operating revenues on an annual basis by $18,814 in its water and wastewater utility operating divisions in Pennsylvania, New Jersey, Illinois and Texas, and $21,272 in its gas utility operating divisions in Pennsylvania and Kentucky. The surcharge for infrastructure system replacements and rehabilitations provided revenues in 2023, 2022, and 2021 of $20,261, $26,902, and $33,771, respectively.

Note 18 – *Segment Information*

The Company has eleven operating segments and has two reportable segments, the Regulated Water segment and the Regulated Natural Gas segment. The Regulated Water segment is comprised of eight operating segments representing its water and wastewater regulated utility companies, which are organized by the states where the Company provides water and wastewater services. The eight water and wastewater utility operating segments are aggregated into one reportable segment, because each of these operating segments has the following similarities: economic characteristics, nature of services, production processes, customers, water distribution or wastewater collection methods, and the nature of the regulatory environment. The Regulated Natural Gas segment is comprised of one operating segment representing natural gas utility companies for which the Company provides natural gas distribution services.

In addition to the Company's two reportable segments, it includes two operating segments within the Other category below. These segments are not quantitatively significant and are comprised of its non-regulated natural gas operations and Aqua Resources. Non-regulated natural gas operations consist of utility service line protection solutions and repair services to households and the operation of gas marketing and production entities. Aqua Resources offers, through a third party, water and sewer service line protection solutions and repair services to households. In addition to these segments, Other is comprised of business activities not included in the reportable segments, corporate costs that have not been allocated to the Regulated Water and Regulated Natural Gas segments, and intersegment eliminations. Corporate costs include general and administrative expenses, and interest expense. The Company reports these corporate costs within Other as they relate to corporate-focused responsibilities and decisions and are not included in internal measures of segment operating performance used by the Company to measure the underlying performance of the operating segments.

The following table presents information about the Company's reportable segments:

2023	Regulated Water	Regulated Natural Gas	Other and Eliminations	Consolidated
Operating revenues	$ 1,153,376	$ 863,759	$ 36,689	$ 2,053,824
Operations and maintenance expense	$ 368,843	$ 209,073	$ (2,398)	$ 575,518
Purchased gas	$ -	$ 327,548	$ 24,758	$ 352,306
Depreciation and amortization	$ 217,593	$ 125,263	$ 839	$ 343,695
Interest expense, net [a]	$ 124,680	$ 92,320	$ 62,961	$ 279,961
Allowance for funds used during construction	$ (14,786)	$ (2,181)	$ -	$ (16,967)
Provision for income taxes (benefit)	$ 57,546	$ (113,353)	$ (10,638)	$ (66,445)
Net income (loss)	$ 340,961	$ 200,563	$ (43,298)	$ 498,226
Capital expenditures	$ 668,720	$ 527,538	$ 2,845	$ 1,199,103
Total assets	$ 9,386,347	$ 6,965,350	$ 489,762	$ 16,841,459

ESSENTIAL UTILITIES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(In thousands of dollars, except per share amounts)

2022		Regulated Water		Regulated Natural Gas		Other and Eliminations		Consolidated
Operating revenues	$	1,082,972	$	1,143,362	$	61,698	$	2,288,032
Operations and maintenance expense	$	370,850	$	239,506	$	3,293	$	613,649
Purchased gas	$	-	$	551,009	$	50,986	$	601,995
Depreciation and amortization	$	201,392	$	118,955	$	830	$	321,177
Interest expense, net [a]	$	111,938	$	87,186	$	35,317	$	234,441
Allowance for funds used during construction	$	(20,950)	$	(2,715)	$	-	$	(23,665)
Provision for income taxes (benefit)	$	47,510	$	(61,942)	$	103	$	(14,329)
Net income (loss)	$	314,352	$	185,276	$	(34,391)	$	465,237
Capital expenditures	$	576,314	$	479,335	$	7,114	$	1,062,763
Total assets	$	8,792,633	$	6,528,654	$	397,820	$	15,719,107

2021		Regulated Water		Regulated Natural Gas		Other and Eliminations		Consolidated
Operating revenues	$	980,203	$	859,902	$	38,039	$	1,878,144
Operations and maintenance expense	$	332,598	$	226,194	$	(8,212)	$	550,580
Purchased gas	$	-	$	313,390	$	26,872	$	340,262
Depreciation and amortization	$	182,074	$	113,238	$	2,640	$	297,952
Interest expense, net [a]	$	108,356	$	75,628	$	21,341	$	205,325
Allowance for funds used during construction	$	(19,258)	$	(1,534)	$	-	$	(20,792)
Provision for income taxes (benefit)	$	26,633	$	(40,013)	$	3,768	$	(9,612)
Net income (loss)	$	293,703	$	148,193	$	(10,284)	$	431,612
Capital expenditures	$	621,595	$	397,419	$	1,505	$	1,020,519
Total assets	$	8,403,586	$	5,960,602	$	294,090	$	14,658,278

[a] The regulated water and regulated natural gas segments report interest expense that includes long-term debt that was pushed-down to the regulated operating subsidiaries from Essential Utilities, Inc.

The graph below matches the cumulative 5-Year total return of holders of Essential Utilities, Inc.'s common stock with the cumulative total returns of the S&P 500 index, and the S&P MidCap 400 Utilities index. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2018 and tracks it through 12/31/2023.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
Among Essential Utilities, Inc., the S&P 500 Index, and the S&P MidCap 400 Utilities Index



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

	Years as of December 31					
	2018	2019	2020	2021	2022	2023
Essential Utilities, Inc.	100.00	140.41	144.52	167.70	152.73	123.14
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
S&P Midcap 400 Utilities Index	100.00	114.33	98.47	117.92	117.74	102.19

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Financial Reports and Investor Relations

Copies of the company's public financial reports, including annual reports and Forms 10–K and 10–Q, are available online and can be downloaded from the investor relations section of our website at Essential.co. You may also obtain these reports by writing to us at:

Investor Relations Department
Essential Utilities Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

Corporate Governance

We are committed to maintaining high standards of corporate governance and are in compliance with the corporate governance rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Copies of our key corporate governance documents, including our Corporate Governance Guidelines, Code of Ethical Business Conduct, and the charters of each committee of our Board of Directors can be obtained from the corporate governance portion of the investor relations section of our website, Essential.co. Amendments to the Code of Ethical Business, and in the event of any grant of waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules will be disclosed on our website.

Annual Meeting

The 2024 Annual Meeting of Shareholders of Essential Utilities, Inc. will be held virtually via live webcast on Wednesday, May 1, 2024, at 8 a.m. Eastern Time, at www.virtualshareholdermeeting.com/WTRG2024.

Transfer Agent and Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.205.8314 or
www.computershare.com/investor

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1800
2001 Market Street
Philadelphia, PA 19103-7042

Stock Exchange

The Common Stock of the company is listed on the New York Stock Exchange (NYSE) and under the ticker symbol **WTRG.**

Dividend Reinvestment and Direct Stock Purchase Plan

The company's Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") enables shareholders to reinvest all, or a designated portion of, dividends paid on up to 100,000 shares of Common Stock in additional shares of Common Stock at a discretionary discount from a price based on the market value of the stock. The discount between 0 and 5.0 percent on the shares purchased or issued to meet the dividend reinvestment requirement will be designated by us in our sole discretion prior to the purchase or issuance of such shares. We reserve the right to change, reduce or discontinue any discount at any time without notice. In addition, shareholders may purchase additional shares of Essential Utilities Common Stock at any time with a minimum investment of $50, up to a maximum of $250,000 annually. Individuals may become shareholders by making an initial investment of at least $500. A Plan prospectus may be obtained by calling Computershare at 800.205.8314 or by visiting www.computershare.com/investor. Please read the prospectus carefully before you invest.

Direct Deposit

With direct deposit, Essential Utilities cash dividends are deposited automatically on the dividend payment date of each quarter. Shareholders will receive confirmation of their deposit in the mail. Shareholders interested in direct deposit should call the company's transfer agent at 800.205.8314.

Delivery of voting materials to shareholders sharing an address

The SEC's rules permit the Company to deliver a Notice of Internet Availability of Proxy Materials or a single set of proxy materials to one address shared by two or more of the Company's shareholders. This is intended to reduce the printing and postage expense of delivering duplicate voting materials to our shareholders who have more than one Essential Utilities stock account. A separate Notice of Internet Availability or proxy card is included for each of these shareholders. If you received a Notice of Internet Availability you will not receive a printed copy of the proxy materials unless you request it by following the instructions in the notice for requesting printed proxy material.

How to obtain a separate set of voting materials If you are a registered shareholder who shares an address with another registered shareholder and have received only one Notice of Internet Availability of Proxy Materials or set of proxy material and wish to receive a separate copy for each shareholder in your household for the 2024 annual meeting, you may write or call us to request a separate copy of this material at no cost to you at 610-645-1190 or write us at:

Attn: Investor Relations
Essential Utilities Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA, 19010

Email: investorrelations@essential.co

For future annual meetings, you may request separate voting material by calling Broadridge at 866.540.9095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Account Access

Essential Utilities shareholders may access their account by visiting www.computershare.com/investor. Shareholders may view their account, purchase additional shares, and make changes to their account. To learn more, visit www.computershare.com/investor or call 800.205.8314.

Dividends

Essential Utilities has paid dividends for 79 consecutive years. The normal Common Stock dividend dates for 2024 and the first six months of 2025 are:

Declaration Date	Ex-Dividend Date	Record Date	Payment Date
December 12, 2023	February 8, 2024	February 9, 2024	March 1, 2024
February 21, 2024	May 9, 2024	May 10, 2024	June 3, 2024
July 29, 2024	August 9, 2024	August 9, 2024	September 3, 2024
October 28, 2024	November 8, 2024	November 8, 2024	December 2, 2024
January 27, 2025	February 7, 2025	February 7, 2025	March 3, 2025
April 28, 2025	May 9, 2025	May 9, 2025	June 2, 2025

To be an owner of record, and therefore eligible to receive the quarterly dividend, shares must have been purchased before the ex-dividend date. Owners of any share(s) on or after the ex-dividend date will not receive the dividend for that quarter. The previous owner – the owner of record – will receive the dividend.

Only the Board of Directors may declare dividends and set record dates. Therefore, the payment of dividends and these dates may change at the discretion of the Board.

Dividends paid on the company's Common Stock are subject to Federal and State income tax.

Lost Dividend Checks, Stock Certificates and Escheatment

Dividend checks lost by shareholders, or those that might be lost in the mail, will be replaced upon notification of the lost or missing check. All inquiries concerning lost or missing dividend checks should be made to the company's transfer agent at 800.205.8314. Shareholders should call or write the company's transfer agent to report a lost certificate. Appropriate documentation will be prepared and sent to the shareholder with instructions.

Escheatment is the act of reporting and transferring property to a state when the rightful owner has an invalid address or has not made contact or initiated a transaction during the state's designated dormancy period. Escheated assets are transferred to the state for safekeeping (and often liquidated) until the rightful owner makes a claim on the asset. To keep your shares of stock and uncashed dividends from being escheated, you must maintain contact (recommended at least once a year) with the company's transfer agent, especially if you recently changed your address, changed your marital status or are managing an estate following a death. Unclaimed property laws vary widely from state to state.

Safekeeping of Stock Certificates

Under the Direct Stock Purchase Plan, shareholders may have their stock certificates deposited with the transfer agent for safekeeping free of charge. Stock certificates and written instructions should be forwarded to:

Computershare, N.A.
P.O. BOX 43006
Providence, RI 02940-3006

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OUR MISSION:

To sustain life and improve economic prosperity by safely and reliably delivering Earth's most essential resources to our customers and communities.

OUR VALUES: **INTEGRITY** **RESPECT** **EXCELLENCE**

BOARD OF DIRECTORS

As of December 31, 2023


Christopher H. Franklin
Chairman, Chief Executive Officer and President
Essential Utilities, Inc.
Director since 2015


Daniel J. Hilferty
Chairman and Chief Executive Officer
Comcast Spectacor
Director since 2017


Ellen T. Ruff
Former President
Duke Energy Corporation
Director since 2006


Elizabeth B. Amato
Former Executive Vice President and Chief Human Resources Officer
United Technologies Corporation
Director since 2018


Edwina Kelly
Senior Principal
Canada Pension Plan Investment Board
Director since 2021


Lee C. Stewart
Private Financial Consultant
Director since 2018


David A. Ciesinski
President, Chief Executive Officer and Director
Lancaster Colony Corporation
President, T. Marzetti Company
Director since 2021


W. Bryan Lewis
Vice President and Chief Investment Officer
United States Steel Corporation
Director since 2022


Roderick K. West
Group President, Utility Operations
Entergy Corporation
Director since 2023

OFFICERS

Christopher H. Franklin
Chairman, Chief Executive Officer and President

Michael A. Huwar
President
Peoples

Robert A. Rubin
Senior Vice President
Chief Accounting Officer

Colleen M. Arnold
President
Aqua

Christopher P. Luning
Executive Vice President
General Counsel

Daniel J. Schuller
Executive Vice President
Chief Financial Officer

Matthew R. Rhodes
Executive Vice President
Strategy and Corporate Development

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which generally include words such as "believes," "expects," "intends," "anticipates," "estimates" and similar expressions. The Company can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent its views only as of today and should not be relied upon as representing its views as of any subsequent date. Readers are cautioned that such forward-looking statements are subject to a variety of risks and uncertainties that could cause the company's actual results to differ materially from the statements contained in this release. There are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including the factors discussed in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission. For more information regarding risks and uncertainties associated with the Company's business, please refer to the Company's annual, quarterly and other SEC filings. The Company is not under any obligation — and expressly disclaims any such obligation — to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



Essential
Providing natural resources for life.

Essential Utilities, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

NYSE: WTRG

877.987.2782

www.Essential.co

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The FSC oversees the responsible management of over 170 million acres of forestland in the U.S. and Canada.